Registration No. 333-50065

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------


                                Amendment No. 1
                                       to


                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------

                   INTERCHANGE FINANCIAL SERVICES CORPORATION
             (Exact name of registrant as specified in its charter)
                                   New Jersey
         (State or other jurisdiction of incorporation or organization)

                                 --------------

         6711                                                    22-2553159
(Primary Standard Industrial                                  (I.R.S. Employer
Classification Code Number)                                  Identification No.)

                                --------------

                             Park 80 West/Plaza Two
                         Saddle Brook, New Jersey 07663
                                 (201) 703-2265
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Anthony S. Abbate, President
                           and Chief Executive Officer
                    Interchange Financial Service Corporation
                             Park 80 West/Plaza Two
                         Saddle Brook, New Jersey 07663
                                 (201) 703-2265
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                --------------

                  Please send copies of all communications to:

PETER D. HUTCHEON, ESQ.      VICTOR H. BOYAJIAN, ESQ.     ADOLPH A. ROMEI, ESQ.
Norris, McLaughlin           Sills Cummis Zuckerman       Beattie Padovano LLC
& Marcus, P.A.               Radin Tischman Epstein &     50 Chestnut Ridge Road
721 Route 202-206            Gross, P.A.                  P.O. Box 244
P.O. Box 1018                1 Riverfront Plaza           Montvale, New Jersey
Somerville, New Jersey       Newark, New Jersey 07102     07645-0244
08876-1018
(908) 722-0700

      Approximate date of commencement of proposed sale to the public: At the Effective Time of the Merger, as defined in the Agreement and Plan of Merger dated January 27, 1998 (the "Merger Agreement") among the Registrant, Interchange Bank (formerly known as Interchange State Bank) and The Jersey Bank For Savings, attached as Appendix A to the Proxy Statement-Prospectus.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------
                                                         Proposed          Proposed
                                        Amount           Maximum            Maximum          Amount of
Title of each class of Securities        to be        Offering Price       Aggregate        Registration
     to be Registered                  Registered**      Per Share*      Offering Price*        Fees
---------------------------------------------------------------------------------------------------------
      Common Stock                      780,300           $19.1667        $14,955,766        $4,411.95
---------------------------------------------------------------------------------------------------------

* Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended, based on the price per share paid for Jersey Common Stock on March 20, 1998, the last known trade, as reported on the Over-The-Counter Bulletin Board. There was no asked price for Jersey Common Stock during the five trading days preceding the date of filing hereof, as advised by Advest Inc., and Jersey Common Stock had a book value of $13.18 per share on February 28, 1998.

** The Registrant also registers hereby such additional shares of its common stock as may be issuable in the Merger pursuant to the anti-dilution provisions of the Merger Agreement.

                                --------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------

                   INTERCHANGE FINANCIAL SERVICES CORPORATION

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS
                              CROSS REFERENCE SHEET

Item 1. Cross Reference Sheet.

      Pursuant to Item 501 of Regulation S-K, this cross-reference sheet shows the location in the Prospectus/Proxy Statement of responses to Items 1 through 19 of Part I of Form S-4.

Item                                      Location or Heading
No.           Caption                     in Prospectus-Proxy Statement
---           -------                     -----------------------------
A. INFORMATION ABOUT THE TRANSACTION

1.  Forepart of Registration Statement    Forepart of Registration Statement;
    and Outside Front Cover Page          Cross Reference Sheet; Cover Page of
    of Prospectus                         Proxy Statement-Prospectus

2.  Inside Front and Outside Back         Inside Front Cover; Available
    Cover Pages of Prospectus             Information; Information Incorporated
                                          by Reference; Table of Contents

3.  Risk Factors, Ratio of Earnings       Summary of Proxy Statement-Prospectus;
    to Fixed Charges and Other            Selected Financial Data of
    Information                           Interchange; Comparative Per Share
                                          Data; Pro Forma Combined Financial
                                          Information

4.  Terms of the Transaction              Summary of Proxy Statement-Prospectus;
                                          The Proposed Merger; Comparison of the
                                          Rights of Shareholders of Interchange
                                          and Jersey

5.  Pro Forma Financial Information       Pro Forma Combined Financial
                                          Information

6.  Material Contacts with the Company    The Proposed Merger
    Being Acquired

7.  Additional Information Required for   Not Applicable
    Reoffering by Persons and Parties
    Deemed to Be Underwriters

8.  Interests of Named Experts            Legal Opinion, Experts
    and Counsel

Item                                      Location or Heading
No.           Caption                     in Prospectus-Proxy Statement
---           -------                     -----------------------------
9.  Disclosure of Commission Position     Not Applicable
    on Indemnification for Securities
    Act Liabilities

B. INFORMATION ABOUT THE REGISTRANT

10. Information with Respect to           Not Applicable
    S-3 Registrants
11. Incorporation of Certain Information Information Incorporated by Reference by Reference
12. Information with Respect to S-2 or    Not Applicable
    S-3 Registrants
13. Incorporation of Certain Information  Not Applicable
    by Reference
14. Information with Respect to           Not Applicable
    Registrants Other Than S-3 or
    S-2 Registrants

C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED

15. Information with Respect to S-3       Not Applicable
    Companies
16. Information with Respect to S-2 or    Not Applicable
    S-3 Companies
17. Information with Respect to           Certain Information Regarding Jersey;
    Companies Other than S-2              The Jersey Bank for Savings; Selected
    or S-3 Companies                      Financial Data of Jersey; Comparative
                                          Per Share Data

D.  VOTING AND MANAGEMENT INFORMATION

18. Information if Proxies, Consents or   Introductory Statement; The Proposed
    Authorizations are to be Solicited    Merger; Information Delivered and
                                          Incorporated by Reference

19. Information if Proxies, Consents      Not Applicable
    or Authorization are Not to be
    Solicited or in an Exchange Offer

                           THE JERSEY BANK FOR SAVINGS
                           2-8 South Kinderkamack Road
                         Montvale, New Jersey 07645-0333


                                                                  April 28, 1998


To Our Shareholders:

      A Special Meeting of Shareholders (the "Meeting") of The Jersey Bank For Savings ("Jersey") will be held on May 27, 1998 at the Holiday Inn, Montvale, New Jersey. At the Meeting holders of Jersey's Common Stock will be asked to approve an Agreement and Plan of Merger by and among Jersey, Interchange Financial Services Corporation ("Interchange") and Interchange Bank (formerly known as Interchange State Bank) ("Bank"), pursuant to which Jersey will be merged with and into Interchange Bank (the "Merger"). If the Merger is approved and becomes effective, shareholders of Jersey will receive 1.5 shares of Common Stock of Interchange (reflecting the 3 for 2 stock split of Interchange Common Stock effective April 17, 1998) for each share of Jersey Common Stock held by them, subject to adjustment, as more fully set forth in the Merger Agreement.

      Holders of Jersey's Preferred Stock are not entitled to vote at the Meeting. Each of them will be given the opportunity to enter into a Conversion Agreement with Jersey by which their preferred stock will convert into Jersey Common Stock, at a rate of .8695 shares of Jersey Common Stock for each share of Jersey Preferred Stock, immediately prior to the Merger's effective time. In such case, their shares of Jersey Common Stock will either (i) automatically be exchanged for Interchange Common Stock at the rate of 1.5 Interchange shares for each Jersey share; or (ii) if such holder gives written notice of dissent to Jersey on or before Friday, May 22, 1998, have the right to compel an appraisal of such shares and cash payment therefor under the terms and conditions of the New Jersey Banking Act, as amended. To date, all but one holder of 300 shares of Jersey Preferred Stock have entered into conversion agreements with Jersey. Holders of Jersey Preferred Stock are receiving a copy of the Proxy Statement-Prospectus for information purposes.

      In the accompanying material you will find a Notice of Special Meeting of Shareholders, a Proxy Card and a Proxy Statement-Prospectus which describes the details of the proposed Merger, the conditions to consummation of the Merger and information about Interchange, Bank and Jersey.

      The Board of Directors and its Special Committee have unanimously approved the Merger Agreement and the Board of Directors recommends that you vote "FOR" the approval of the Merger Agreement.

      Whether or not you are planning to attend the Meeting, it is important that your shares be represented. Please complete, sign and date the enclosed Proxy Card and mail it at your earliest convenience in the return envelope provided. If you attend the Special Meeting and file a written notice of revocation with the Secretary, you may vote in person even if you have already marked your proxy card.

      In connection with the execution of the Merger Agreement, all the directors of Jersey agreed to vote in favor or the Merger Agreement all shares of Jersey Common Stock which they hold.

      The enclosed also constitutes a Prospectus of Interchange with respect to the shares of Interchange Common Stock to be issued to the shareholders of Jersey if the Merger is consummated.

                                          Sincerely,



                                          /s/ Clyde Britt
                                          -------------------------------------
                                          CLYDE BRITT
                                          President and Chief Executive Officer

                           THE JERSEY BANK FOR SAVINGS
                           2-8 South Kinderkamack Road
                         Montvale, New Jersey 07645-0333

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY 27, 1998

      NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Meeting") of The Jersey Bank For Savings ("Jersey") will be held at the Holiday Inn, Montvale, New Jersey on May 27, 1998 at 10:00 a.m., for the purpose of considering and voting upon the following matters:

      1. A proposal to approve an Agreement and Plan of Merger, dated as of January 27, 1998 (the "Merger Agreement") by and among Interchange Financial
Services Corporation ("Interchange"), Interchange's New Jersey chartered commercial bank subsidiary, Interchange Bank (formerly known as Interchange State Bank) and Jersey, under which Jersey will merge into Interchange Bank (the "Merger"), and each share of Jersey Common Stock outstanding on the effective date of the Merger will be converted into 1.5 shares of Interchange Common Stock (reflecting the 3 for 2 stock split of Interchange Common Stock effective April 17, 1998) as described in the accompanying information.

      2. Such other business as may properly come before the Meeting or any adjournment thereof.

      Only those holders of record of Jersey Common Stock as of the close of business on April 21, 1998 will be entitled to notice of, and to vote, at the Meeting. A list of such shareholders will be available at the Meeting.

      Consummation of the Merger is subject to certain conditions, including approval of the Merger Agreement by the affirmative vote at the Meeting of a least two-thirds of the outstanding shares of Jersey Common Stock entitled to vote, whether in person or by proxy. Your vote is important regardless of the number of shares that you own. Whether or not you plan to attend the Meeting, please mark, date and sign the enclosed proxy and return it as soon as possible in the enclosed stamped envelope. You may revoke the proxy at any time prior to its exercise, but only by delivering written notice of revocation to the Secretary of Jersey prior to the Special Meeting at Jersey's principal office, or to the Secretary of the Special Meeting while the Special Meeting is in progress and before such shares are voted.

                                        By Order of the Board of Directors,

                                        /s/ William C. Ledgerwood
                                        ------------------------------
                                        Secretary

Montvale, New Jersey

April 28, 1998


      THE MERGER IS OF MAJOR IMPORTANCE TO THE SHAREHOLDERS OF THE JERSEY BANK FOR SAVINGS. ACCORDINGLY, SHAREHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THE ATTACHED PROXY STATEMENT-PROSPECTUS.

                           THE JERSEY BANK FOR SAVINGS
                                 PROXY STATEMENT

             for the Special Meeting of Shareholders of Jersey Bank
                           to be held on May 27, 1998

                               ------------------

                   INTERCHANGE FINANCIAL SERVICES CORPORATION
                                   PROSPECTUS

       for the Common Stock of Interchange Financial Services Corporation
        to be issued in connection with the Merger of The Jersey Bank For
                     Savings with and into Interchange Bank

                               ------------------

      This Proxy Statement-Prospectus is being furnished in connection with the solicitation of proxies by the Board of Directors of The Jersey Bank for Savings ("Jersey") to be used at a special meeting of its shareholders (the "Meeting") to be held on May 27, 1998 and any adjournments or postponements thereof. The purpose of the Meeting is to consider and vote upon an Agreement and Plan of Merger dated as of January 27, 1998 (the "Merger Agreement") by and among Jersey, Interchange Financial Services Corporation ("Interchange"), and Interchange's New Jersey chartered commercial bank subsidiary, Interchange Bank (formerly known as Interchange State Bank) ("Interchange Bank" or "Bank"). A copy of the Merger Agreement is attached as Appendix A to this Proxy Statement-Prospectus.

      In accordance with the terms of the Merger Agreement, upon approval of the Merger Agreement by the shareholders of Jersey, receipt of all requisite regulatory approvals and satisfaction or waiver of all other conditions, Jersey will merge with and into Bank (the "Merger"). Upon consummation of the Merger, each share of common stock of Jersey, $5.00 par value per share ("Jersey Common Stock"), issued and outstanding immediately prior to the Effective Time of the Merger, except for Excluded Shares (as defined below), will be converted into
1.5 shares (the "Exchange Ratio") of common stock of Interchange, no par value per share ("Interchange Common Stock"), subject to certain adjustments more fully described in this Proxy Statement-Prospectus. The Exchange Ratio reflects the 3 for 2 stock split of Interchange Common Stock effective April 17, 1998. Under the terms of the Merger Agreement, cash will be paid in lieu of fractional shares of Interchange Common Stock.

      Interchange has filed a Registration Statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering the shares of Interchange Common Stock which will be issued in connection with the Merger. In addition to constituting the Jersey Proxy Statement for the Meeting, this document constitutes a Prospectus of Interchange with respect to the Interchange Common Stock to be issued if the Merger is consummated.

      JERSEY STOCK CERTIFICATES SHOULD NOT BE RETURNED TO JERSEY WITH THE ENCLOSED PROXY AND SHOULD NOT BE FORWARDED UNTIL AFTER RECEIPT OF A LETTER OF TRANSMITTAL WHICH WILL BE PROVIDED TO JERSEY SHAREHOLDERS UPON CONSUMMATION OF THE MERGER.

      ALL INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT WITH RESPECT TO JERSEY WAS SUPPLIED BY JERSEY FOR INCLUSION HEREIN. ALL INFORMATION CONTAINED HEREIN OR INCORPORATED BY REFERENCE HEREIN WITH RESPECT TO INTERCHANGE WAS SUPPLIED BY INTERCHANGE FOR INCLUSION HEREIN.

      THE SHARES OF INTERCHANGE COMMON STOCK DESCRIBED IN THE ATTACHED PROXY STATEMENT-PROSPECTUS ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
OTHER GOVERNMENTAL AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT-PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO SELL, TO ANY PERSON IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS AT ANY TIME, NOR ANY DISTRIBUTION OF SHARES OF INTERCHANGE COMMON STOCK, SHALL UNDER ANY
CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


         The date of this Proxy Statement-Prospectus is April 28, 1998.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
AVAILABLE INFORMATION..........................................................4
INFORMATION INCORPORATED BY REFERENCE..........................................5
SUMMARY........................................................................6
    The Meeting ...............................................................6
    The Companies..............................................................6
    The Merger.................................................................7
    Selected Financial Data of Interchange....................................14
    Selected Financial Data of Jersey.........................................15
    Comparative Per Share Data................................................16
    Summary Pro Forma Financial Information...................................18
INTRODUCTORY STATEMENT........................................................19
CERTAIN INFORMATION REGARDING INTERCHANGE.....................................19
    General...................................................................19
    Interchange Bank..........................................................19
CERTAIN INFORMATION REGARDING JERSEY..........................................20
THE MEETING...................................................................20
    General...................................................................20
    Purpose of the Meeting....................................................21
    Vote Required; Shares Entitled to Vote....................................21
    Solicitation, Voting and Revocation of Proxies............................21
THE PROPOSED MERGER...........................................................22
    General Description.......................................................22
    Consideration.............................................................22
    Exchange of Certificates..................................................23
    Conversion of Stock Options...............................................24
    Background of the Merger..................................................24
    Reasons for the Merger....................................................25
    Opinion of Jersey's Financial Advisor.....................................26
    Conditions to Consummation of the Merger..................................30
    Representations and Warranties............................................30
    Regulatory Approvals......................................................31
    Effective Time; Amendments; Termination...................................31
    Amendment of the Merger Agreement.........................................32
    Accounting Treatment of the Merger........................................32
    Federal Income Tax Consequences...........................................32
    Interests of Certain Persons in the Merger................................33

    Resale Considerations with Respect to the Interchange
       Common Stock...........................................................34
    Business Pending Consummation of the Merger...............................34
    Management and Operations after the Merger................................35
    Stock Option for Shares of Jersey Common Stock............................35
    Rights of Dissenting Jersey Shareholders..................................37

PRO FORMA COMBINED FINANCIAL INFORMATION......................................38
THE JERSEY BANK FOR SAVINGS...................................................41
    Business of Jersey........................................................41
    Management's Discussion and Analysis of Financial Condition
    and Results of Operations of Jersey.......................................44
    Supervision and Regulation of Jersey......................................61
    Security Ownership of Certain Beneficial Owners...........................63
    Certain Transactions of Jersey............................................64
DESCRIPTION OF INTERCHANGE COMMON STOCK.......................................65
    General...................................................................65
    Dividend Rights...........................................................65
    Voting Rights.............................................................65
    Liquidation Rights........................................................66
    Assessment and Redemption.................................................66
    Other Matters.............................................................66
COMPARISON OF THE RIGHTS OF SHAREHOLDERS OF
    INTERCHANGE AND JERSEY....................................................67
    Jersey....................................................................67
        Voting Requirements...................................................67
        Cumulative Voting.....................................................67
        Classified Board of Directors.........................................67
        Rights of Dissenting Shareholders.....................................67
        Shareholder Consent to Corporate Action...............................67
        Dividends.............................................................68
        By-laws...............................................................68
        Preemptive Rights.....................................................68
    Interchange...............................................................68
        Voting Requirements...................................................68
        Classified Board of Directors.........................................69
        Rights of Dissenting Shareholders.....................................69
        Shareholder Consent to Corporate Action...............................69
        Dividends.............................................................69
        By-laws...............................................................70

        Preemptive Rights.....................................................70
        Shareholder Protection Legislation....................................70
        Preferred Stock.......................................................70

LEGAL OPINION.................................................................70
EXPERTS.......................................................................70
INDEX TO FINANCIAL STATEMENTS OF JERSEY.......................................71

APPENDIX A - MERGER AGREEMENT................................................A-1
APPENDIX B - STOCK OPTION AGREEMENT..........................................B-1
APPENDIX C - FAIRNESS OPINION OF CAPITAL CONSULTANTS OF PRINCETON, INC.......C-1

APPENDIX D - SECTIONS 140 THROUGH 145 OF THE NEW JERSEY BANKING
                ACT OF 1948, AS AMENDED......................................D-1

                              AVAILABLE INFORMATION

      Interchange is subject to the information requirements of the Securities Exchange Act of 1934, as amended and the rules and regulations thereunder (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (such as Interchange). The address of the Commission's web site is http://www.sec.gov. In addition, Interchange Common Stock is listed on the American Stock Exchange, and reports, proxy statements and other information relating to Interchange may be inspected at the offices of the American Stock Exchange at: 86 Trinity Place, New York, New York 10006.

      Interchange has filed with the Commission a Registration Statement on Form S-4 under the Securities Act (together with all amendments and supplements thereto, the "Registration Statement"), with respect to the shares of Interchange Common Stock to be issued upon consummation of the Merger. This Proxy Statement-Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Copies of the Registration Statement are available for inspection and copying as set forth above. Statements contained in this Proxy Statement-Prospectus or in any document incorporated by reference in this Proxy Statement-Prospectus relating to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

      THIS PROXY STATEMENT-PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A PROXY STATEMENT-PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO: BENJAMIN ROSENZWEIG, CORPORATE SECRETARY, INTERCHANGE FINANCIAL SERVICES CORPORATION, PARK 80 WEST /PLAZA TWO, SADDLE BROOK, NEW JERSEY 07663, (201) 703-2265. IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY SUCH REQUEST SHOULD BE MADE BY MAY 21, 1998.

                      INFORMATION INCORPORATED BY REFERENCE

      The following  documents filed by Interchange with the Commission (Company
File  No.   1-10518)  are  hereby   incorporated  by  reference  in  this  Proxy
Statement-Prospectus:

      A.    Annual Report on Form 10-K for the year ended December 31, 1997.
      B.    Current  Report on Form 8-K filed with the  Commission  on March 17,
            1998.
      C.    Current  Report on Form 8-K filed with the  Commission  on March 17,
            1998.
      D. The description of Interchange Common Stock set forth under the caption "Description of Capital Stock" in the final prospectus included in Interchange's Registration Statement on Form S-2 filed with the Commission on October 9, 1992 (File No. 33-49840)

      All documents filed by Interchange pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement-Prospectus and prior to the Meeting shall be deemed incorporated by reference into this Proxy Statement-Prospectus and shall be deemed a part hereof from the date of filing of such documents.

      All information contained or incorporated by reference in this Proxy Statement-Prospectus with respect to Interchange and Bank was supplied by Interchange and all information contained in this Proxy Statement-Prospectus with respect to Jersey was supplied by Jersey. Although neither Interchange nor Jersey have any knowledge that would indicate that any statements or information relating to the other party contained or incorporated herein are inaccurate or incomplete, neither Interchange nor Jersey can warrant the accuracy or completeness of such information or statements as they relate to the other entity or its subsidiaries.

      Any statement contained herein, in any supplement hereto or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained herein, in any supplement hereto or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus or any supplement hereto.

                                     SUMMARY

      The following is a brief summary of certain information contained elsewhere in this Proxy Statement-Prospectus. This summary is necessarily incomplete and is qualified in its entirety by the more detailed information contained elsewhere in this Proxy Statement-Prospectus, including the Appendices hereto and the documents incorporated by reference herein. A copy of the Merger Agreement is set forth as Appendix A to this Proxy Statement-Prospectus. Jersey shareholders are urged to read carefully the entire Proxy Statement-Prospectus, including the Appendices.

THE MEETING

Date, Time and Place of Meeting    The  special  meeting  of  shareholders  (the
                                   "Meeting")  of The  Jersey  Bank For  Savings
                                   ("Jersey") will be held on Wednesday, May 27, 1998, at 10:00 a.m. at the Holiday Inn, Montvale, New Jersey.

Record Date                        April 21, 1998 (the "Record Date").

Shares Entitled to Vote            456,270  shares  of common  stock,  $5.00 par
                                   value per share,  of Jersey  ("Jersey  Common
                                   Stock") were outstanding on the Record Date and are entitled to vote at the Meeting.

Purpose of Meeting                 To consider  and vote upon an  Agreement  and
                                   Plan of Merger  dated as of January  27, 1998
                                   (the   "Merger   Agreement")   by  and  among
                                   Interchange  Financial  Services  Corporation
                                   ("Interchange"),    Interchange's   chartered
                                   commercial bank subsidiary,  Interchange Bank
                                   ("Bank"), and Jersey.

Vote Required                      The affirmative  vote, in person or by proxy,
                                   of at  least  two-thirds  of the  outstanding
                                   shares of Jersey  Common Stock is required to
                                   approve the Merger  Agreement.  In connection
                                   with the  execution of the Merger  Agreement,
                                   all the directors of Jersey agreed to vote in
                                   favor of the Merger  Agreement  all shares of
                                   Jersey  Common  Stock which they hold.  As of
                                   the Record  Date,  such  persons  held or had
                                   voting   control   (excluding   options)   of
                                   approximately   48%   of   the   issued   and
                                   outstanding shares of Jersey Common Stock. As
                                   of the Record  Date,  there were no executive
                                   officers   of   Jersey   who  are  not   also
                                   directors.

Recommendation of the              The Jersey Board of Directors and its Special
Jersey Board of Directors          Committee has unanimously approved the Merger
and its Special Committee          Agreement  and  unanimously  recommends  that
                                   holders of Jersey Common Stock vote "FOR" approval of the Merger Agreement.

THE COMPANIES

Interchange                        Interchange   is  a  bank   holding   company
                                   organized  under the laws of the State of New
                                   Jersey and registered  under the Bank Holding
                                   Company  Act of 1956,  as amended  (the "Bank
                                   Holding  Company Act").  Interchange  Bank is
                                   the
                                   only banking subsidiary of Interchange, which
                                   operates  12   branches   located  in  Bergen
                                   County,  New  Jersey.  Interchange  Bank is a
                                   member of the Federal  Reserve System and its
                                   deposits  are insured by the Federal  Deposit
                                   Insurance   Corporation   (the  "FDIC").   At
                                   December    31,   1997,    Interchange    had
                                   consolidated  assets  of  approximately  $548
                                   million.  Interchange's  principal  executive
                                   offices  are  located  at Park 80  West/Plaza
                                   Two,  Saddle Brook,  New Jersey 07663 and its
                                   telephone  number  is  (201)  703-2265.   See
                                   "Certain Information Regarding  Interchange,"
                                   "Available   Information"   and  "Information
                                   Incorporated by Reference."


Jersey Jersey is a savings bank organized under the laws of the State of New Jersey. Jersey presently operates two branches located in Bergen County, New Jersey. At December 31, 1997, Jersey had total assets of $77 million. Jersey's principal executive offices are located at 2-8 South Kinderkamack Road, Montvale, New Jersey 07645-0333. See "Certain Information Regarding Jersey;" and "The Jersey Bank for Savings."

THE MERGER

General Description of the         In  accordance  with  the terms of the Merger
Merger; Effective Time             Agreement,   upon   approval  of  the  Merger
                                   Agreement  by  the  shareholders  of  Jersey,
                                   receipt of all requisite regulatory approvals
                                   and  satisfaction  or  waiver  of  all  other
                                   conditions, including entrance by each holder
                                   of Jersey  preferred  stock into a conversion
                                   agreement as more fully defined below, Jersey
                                   will merge with and into Bank (the "Merger"),
                                   with Bank as the surviving entity. The Merger
                                   will become  effective  after approval by the
                                   Commissioner  of Banking and Insurance of the
                                   State of New Jersey (the  "Commissioner") and
                                   the Board of Governors of the Federal Reserve
                                   System ("FRB").  The first calendar month end
                                   after  such  approvals  have  been  completed
                                   shall  be the  "Effective  Time".  A  closing
                                   under the Merger  Agreement  (the  "Closing")
                                   will occur prior to the  Effective  Time on a
                                   day  mutually  agreed to by  Interchange  and
                                   Jersey  within 30 days  following the receipt
                                   of all necessary  regulatory and governmental
                                   approvals  and consents and  satisfaction  or
                                   waiver of all  other  conditions  to  closing
                                   (other than the  delivery of  documents to be
                                   delivered  at the Closing) but not later than
                                   the last day of the  calendar  month in which
                                   the  last   approval  of  the   foregoing  is
                                   received,  or on such  other date as Bank and
                                   Jersey agree upon.  See "The Proposed  Merger
                                   -- General  Description" and the full text of
                                   the Merger  Agreement,  which is  attached as
                                   Appendix       A      to      this      Proxy
                                   Statement-Prospectus.

Consideration                      Upon  consummation of the Merger,  each share
                                   of Jersey Common Stock issued and outstanding
                                   immediately  prior  to  the  Effective  Time,
                                   including   the  shares   issuable  upon  the
                                   conversion of Jersey Preferred Stock (except for Excluded Shares) will be converted into
                                   1.5 shares (the  "Exchange

                                   Ratio") of common stock of Interchange, no par value per share ("Interchange Common Stock"). "Excluded Shares" are those shares of Jersey Common Stock which (i) are held by Jersey as treasury shares, (ii) are held directly or indirectly by Interchange (other than as trustee or in a fiduciary capacity or in satisfaction of a debt previously contracted for) or (iii) as to which dissenters' rights have been validly perfected under applicable law. The Exchange Ratio (which reflects the 3 for 2 stock split of Interchange Common Stock effective April 17, 1998) is subject to adjustment to take into account any stock split, stock dividend, stock combination, reclassification, or similar transaction by Interchange with respect to the Interchange Common Stock. In lieu of receiving fractional shares of Interchange Common Stock, Jersey shareholders will be entitled to receive, without interest, a cash payment equal to the value of any fractional share interest to which they would otherwise be entitled. The value of such fractional share interest will be determined by the "Average Closing Price" of Interchange Common Stock, defined as the average of the closing prices of Interchange Common Stock as supplied by the American Stock Exchange ("AMEX") and published in The Wall Street Journal during the first 20 of the 25 consecutive trading days immediately preceding the Effective Time. The Average Closing Price is subject to adjustment to take into account any stock split, stock
                                   dividend,          stock         combination,
                                   reclassification, or similar transaction by Interchange with respect to Interchange Common Stock. See "The Proposed Merger -- Consideration; -- Termination of the Merger Agreement."

Conversion of Stock Options        At the Effective Time, any outstanding option
                                   to purchase  Jersey  Common  Stock (a "Jersey
                                   Option")  granted under the stock option plan
                                   for certain executives of Jersey (the "Jersey
                                   Option Plan") will be converted into a number
                                   of whole shares of  Interchange  Common Stock
                                   equal to (A) the  excess  of (x) the  product
                                   obtained  by  multiplying  (i) the  number of
                                   shares of Jersey  Common Stock covered by the
                                   Jersey Option, times (ii) the Exchange Ratio,
                                   times  (iii)  the  Average  Closing  Price of
                                   Interchange   Common  Stock,   less  (y)  the
                                   aggregate   exercise  price  for  the  Jersey
                                   Option,  divided by (B) the  Average  Closing
                                   Price. As of December 31, 1997, there were no outstanding Jersey Options and none have been granted subsequently.

Certain Federal Income Tax         Consummation  of the  Merger  is  conditioned
Consequences                       upon the  receipt  of an  opinion  of Norris,
                                   McLaughlin   &  Marcus,   P.A.   counsel   to
                                   Interchange,  to the  effect  that the Merger
                                   will constitute a tax-free  reorganization as
                                   defined  in  Section  368(a) of the  Internal
                                   Revenue   Code  of  1986,   as  amended  (the
                                   "Code"). For information regarding certain federal income tax matters, see "The Proposed
                                   Merger - Federal  Income  Tax  Consequences."
                                   Jersey  shareholders are
                                   urged to consult their own tax advisors as to the specific tax consequences to them of the Merger under applicable tax laws.


Dissenters' Rights                 Pursuant to the  provisions  of Sections  140
                                   through 145 of the New Jersey  Banking Act of
                                   1948,  as  amended   ("Section   140"),   any
                                   shareholder   of  Jersey  has  the  right  to
                                   dissent from the Merger by not voting for the
                                   Merger at the Meeting or by giving  notice in
                                   writing  at or  prior to the  Meeting  to the
                                   presiding  officer of Jersey that he dissents
                                   from the Merger and does not thereafter  vote
                                   in  favor of the  Merger.  If the  Merger  is
                                   consummated,     each    dissenting    Jersey
                                   shareholder   who  fully  complies  with  the
                                   requirements of Section 140 will be entitled to receive from Interchange a cash payment equal to the value of his Jersey shares as of the Effective Time. Section 140 provides that the value of the shares of any dissenting shareholder shall be ascertained, as of the Effective Time by an appraisal obtained as described in Section 140. The value of the shares ascertained is required to be paid by Bank promptly to dissenting shareholders.
                                   Shares represented by Jersey proxies that are returned signed but unmarked as to voting instructions will be voted in favor of the Merger, and therefore shareholders of such shares will have waived their rights to dissent. See "Rights Of Dissenting Jersey
                                   Shareholders"  and  Appendix  D to this Proxy
                                   Statement, which sets forth the steps to be taken by a Jersey shareholder who wishes to exercise the right to dissent.

                                   Holders of Jersey's convertible preferred stock, par value $5.00 per share ("Jersey Preferred Stock") have been offered an opportunity to enter into a written agreement with Jersey (the "Conversion Agreements") to convert their shares of Jersey Preferred Stock into Jersey Common Stock immediately prior to the Effective Time of the Merger. Holders who so convert will receive shares of Interchange Common Stock at the Exchange Ratio at the Effective Time unless they give written notice to Jersey on or before May 22, 1998 that they have elected to seek appraisal and cash payment for their shares. Holders who so elect will be entitled to assert dissenters' rights under Section 140 in connection with the Merger as if such holders had been entitled to vote at the Meeting and voted against Merger. To date, all but one holder of 300 shares of Jersey Preferred Stock have entered into Conversion Agreements with Jersey.

Opinion of Jersey's Financial      The Board of  Directors  of  Jersey  retained
Advisor                            Capital   Consultants   of  Princeton,   Inc.
                                   ("Capital Consultants") to evaluate the terms of the Merger. Capital Consultants delivered its written opinion dated January 27, 1998 and reissued its opinion dated April 14, 1998 to the Board of Directors of Jersey to the effect that the consideration to be received by the Jersey shareholders pursuant to the

                                   Merger is fair to such shareholders from a financial point of view. For information concerning the matters reviewed, assumptions made and factors considered by Capital Consultants, see "The Proposed Merger -- Opinion of Jersey's Financial Advisor" and
                                   Appendix       C      to      this      Proxy
                                   Statement-Prospectus, which sets forth Capital Consultants' reissued fairness opinion in its entirety.

Conditions to the Merger           Consummation of the Merger is contingent upon
                                   a number of conditions,  including  receiving
                                   all  necessary  regulatory   approvals;   the
                                   approval  of  the  Merger  by  the  requisite
                                   two-thirds vote of the shareholders of Jersey
                                   Common  Stock;   execution  and  delivery  of
                                   Conversion   Agreements  by  Jersey  and  all
                                   holders of Jersey Preferred Stock; an opinion
                                   of Norris,  McLaughlin & Marcus P.A., counsel
                                   to Interchange, to the effect that the Merger
                                   will result in a tax free reorganization; the
                                   qualification     of    the     Merger    for
                                   pooling-of-interests accounting treatment; an
                                   opinion  of Capital  Consultants,  advisor to
                                   Jersey,  that  the  Merger  is  fair  to  the
                                   shareholders of Jersey from a financial point
                                   of  view.  Capital  Consultants'  opinion  is
                                   included  in its  entirety as Appendix C (See
                                   "The  Proposed  Merger -- Opinion of Jersey's
                                   Financial  Advisor;   --  Conditions  to  the
                                   Merger.")


Regulatory Approvals               Consummation   of  the  Merger  requires  the
                                   approval of the Commissioner and the FRB, which were obtained on April 14, 1998 and April 21, 1998, respectively. Approval does not constitute an endorsement of the Merger or a determination by either the Commissioner or the FRB that the terms of the Merger are fair to the shareholders of Jersey. See "The
                                   Proposed Merger -- Regulatory Approvals."


Termination Rights                 The Merger  Agreement  may be  terminated  by
                                   either Jersey or Interchange if the Effective
                                   Time has not  occurred by November  30, 1998.
                                   For a more complete description of these and other termination rights available to Jersey and Interchange, see "The Proposed Merger
                                   -Termination of the Merger Agreement."

Amendment of the Merger Agreement  The  terms  of the  Merger  Agreement  may be amended, modified or supplemented by the written consent of Interchange and Jersey at any time prior to the Effective Time. However, following Jersey shareholder approval of the Merger Agreement, Jersey shareholders must approve any amendment reducing or changing the amount or form of consideration to be received by them in the Merger. See "The Proposed Merger -- Amendment of the Merger Agreement."

Accounting Treatment of            The Merger is expected to be accounted for as
the Merger                         a    pooling-of-interests    for    financial
                                   reporting      purposes.       Under      the
                                   pooling-of-interests  method  of  accounting,
                                   Jersey's    historical   basis   of   assets,
                                   liabilities and shareholders' equity will be retained by Interchange as the surviving entity. See "Pro Forma Combined Financial
                                   Information"  and  "The  Proposed  Merger  --
                                   Accounting Treatment of the Merger."

Stock Option to  Interchange       In  connection   with  the   negotiation   by
for Jersey Shares                  Interchange   and   Jersey   of  the   Merger
                                   Agreement,  Interchange  and  Jersey  entered
                                   into a Stock  Option  Agreement  (the  "Stock
                                   Option  Agreement")  dated as of January  27,
                                   1998. Pursuant to the Stock Option Agreement,
                                   Jersey  granted  Interchange  an option  (the
                                   "Option"),  exercisable  only  under  certain
                                   limited     and     specifically      defined
                                   circumstances, (each a "Triggering Event") to
                                   purchase   up  to  126,950   authorized   but
                                   unissued   shares  of  Jersey  Common  Stock,
                                   representing   approximately   19.9%  of  the
                                   shares of Jersey  Common Stock which would be
                                   outstanding    immediately    following   the
                                   exercise of the Option, for an exercise price
                                   of   $18.75    per    share.    Additionally,
                                   Interchange  may request Jersey to repurchase
                                   such shares of Jersey Common Stock  purchased
                                   by Interchange, in exercise of the Option, at
                                   the then fair  market  value for such  shares
                                   under  certain  conditions  described  in the
                                   Stock Option Agreement.  Interchange does not
                                   have any voting  rights  with  respect to the
                                   shares of Jersey  Common Stock subject to the
                                   Option  prior to exercise  of the  Option.  A
                                   copy  of  the  Stock   Option   Agreement  is
                                   attached   as   Appendix   B  to  this  Proxy
                                   Statement-Prospectus.

                                   In the event that certain Triggering Events specifically enumerated in the Stock Option Agreement occur and the Merger is not consummated, Interchange would recognize a gain on the sale of the shares of Jersey Common Stock received pursuant to the exercise of the Option if such shares of Jersey Common Stock were sold at prices exceeding $18.75 per share. The ability of Interchange to exercise the Option and to cause up to an additional 126,950 shares of Jersey Common Stock to be issued may be considered a deterrent to other potential acquirers of control of Jersey, as it is likely to increase the cost of an acquisition of all of the shares of Jersey Common Stock which would then be outstanding. The exercise of the Option by Interchange may also make pooling-of-interests accounting treatment unavailable to a subsequent acquirer. See "The Proposed Merger -- Stock Option for Shares of Jersey Common Stock."

Interests of Certain Persons       The  Merger   Agreement   provides  that,  in
in the Merger                      cancellation of their  respective  employment
                                   agreements  with Jersey and as a full release
                                   of all other  severance  payments and similar
                                   payment  due  either  of  them  from  Jersey,
                                   within  30 days of the  Closing,  Interchange
                                   will pay each of Clyde Britt,  the  President
                                   and CEO of Jersey and William C.  Ledgerwood,
                                   the Senior Vice  President  and  Treasurer of
                                   Jersey, an amount  substantially equal to the
                                   amounts  they  would  have  received  had the
                                   severance   provision  of  their   employment
                                   agreements been  triggered.  Bank may request
                                   Mr.  Britt  and  Mr.  Ledgerwood  to  provide
                                   services  on mutually  agreeable  terms for a
                                   brief  period  as   consultants  to  Bank  in
                                   connection with the transition of operations resulting from the Merger. Payments for such consultancy, if any, will be at levels not greater then their current compensation as executive officers of Jersey.

                                   Pursuant to the terms of the Merger Agreement, each of Interchange and Bank have agreed to expand their respective Boards of Directors by two seats. Richard A. Gilsenan, Chairman of the Board of Jersey and Arthur R. Odabash, Vice Chairman of Jersey are to be appointed to fill those seats.

                                   The Bank has also agreed under the Merger Agreement to indemnify the Directors and Officers of Jersey for a period of six years following the Effective Time of the Merger and to continue the current Jersey directors and officers liability insurance for that same period.

                                   As of the Record Date, the directors of Jersey and their affiliates beneficially owned, in the aggregate, (excluding options) approximately 48% of the issued and outstanding shares of Jersey Common Stock. In connection with the execution of the Merger Agreement, the directors of Jersey agreed to vote in favor of the Merger Agreement. As of the Record Date, there were no executive officers of Jersey who are not also directors. See "The Jersey Bank for Savings-Security Ownership of Certain Beneficial Owners and Management of Jersey."

Resale  Considerations with        The shares  of Interchange Common Stock to be
Respect to Interchange             issued in the Merger will be registered under
Common Stock                       the  Securities  Act of 1933, as amended (the
                                   "Securities   Act"),   and  will  be   freely
                                   transferable,  except for shares  received by
                                   persons,  including  directors  and executive
                                   officers  of Jersey,  who may be deemed to be
                                   "affiliates"   of  Jersey   under   Rule  145
                                   promulgated  under  the  Securities  Act.  In
                                   connection    with   pooling   of   interests
                                   accounting rules such persons have agreed not
                                   to sell or  otherwise  reduce their risk with
                                   respect to Interchange Common Stock until the
                                   publication of financial  results  reflecting
                                   at  least  30  days  of  combined  operations
                                   following   the   Effective   Time.   Further
                                   restrictions
                                   apply to  resales  by  affiliates  under Rule
                                   145.  See  "The  Proposed  Merger  --  Resale
                                   Considerations    with    Respect    to   the
                                   Interchange Common Stock."

Differences in Shareholders'       Jersey  is a  New  Jersey  chartered  capital
Rights                             stock  savings  bank  incorporated  under the
                                   Banking  Act and  Interchange  is a  business
                                   corporation incorporated under the New Jersey
                                   Business   Corporation  Act  ("NJBCA").   The
                                   rights of Jersey  shareholders  are currently
                                   governed by the Banking Act. At the Effective
                                   Time, each Jersey  shareholder  will become a
                                   shareholder of Interchange  and the rights of
                                   Interchange  shareholders are governed by the
                                   NJBCA. The Banking Act and the NJBCA, and the
                                   rights  of  shareholders  thereunder,  differ
                                   with  respect  to  voting   requirements  and
                                   various other matters.  In addition,  the New
                                   Jersey Shareholders  Protection Act, which is
                                   part of the NJBCA and has no  counterpart  in
                                   the   Banking    Act,    prohibits    certain
                                   transactions    involving   an    "interested
                                   shareholder"   and   a   "resident   domestic
                                   corporation." See "Comparison of the Rights of Shareholders of Interchange and Jersey."

Recent Events                      On February 26, 1998 the Interchange Board of
                                   Directors  approved  a 3 for 2  split  of all
                                   shares of Interchange Common Stock issued and
                                   outstanding   on   March   20,   1998  to  be
                                   distributed on April 17, 1998. As a result of
                                   the 3 for 2 stock split,  the Exchange  Ratio
                                   adjusted proportionately,  from 1 to 1 to 1.5
                                   to 1 pursuant to adjustment provisions in the
                                   Merger  Agreement.  All per  share  data  for
                                   Interchange        in       this        Proxy
                                   Statement-Prospectus assumes that the 3 for 2 stock split has become effective.

                                   The Interchange Board also approved an increase in the quarterly dividend rate from 9(cent) per share to 10(cent) per share (after taking into effect the 3 for 2 stock split effective April 17, 1998 described above).

                                   On February 24, 1998 Interchange Bank amended its Articles of Incorporation to change its name from Interchange State Bank to Interchange Bank.


                                   On April 21, 1998, the Board of Directors of Jersey announced earnings for the quarter ended March 31, 1998 of $56 thousand, basic earnings per common share of $0.10 and diluted earnings per common share and share equivalents of $0.11. These figures are unaudited.

                                   On April 22, 1998, the Board of Directors of Interchange announced earnings for the quarter ended March 31, 1998 of $1.9 million, basic earnings per common share of $0.30 and diluted earnings per common share and share equivalents of $0.30 (after giving effect to the 3 for 2 stock split effective April 17, 1998). These figures are unaudited.

Selected Financial Data of Interchange

      The following table sets forth certain selected historical consolidated financial data for Interchange. Such data has been derived from, and should be read in conjunction with, the audited consolidated financial statements of Interchange and are qualified in their entirety by reference to the more detailed consolidated financial statements, incorporated by reference within.


                                                                           Years Ended December 31,
                                                           --------------------------------------------------------
                                                             1997        1996       1995        1994         1993
                                                           --------    --------   --------     -------     --------
Summary Earnings (in thousands)
    Interest income                                         $40,175     $37,284    $36,995     $32,612      $29,267
    Interest expense                                         15,533      14,599     15,150      11,006       10,237
                                                            -------    --------   --------     -------     --------
      Net interest income                                    24,642      22,685     21,845      21,606       19,030
    Provision for loan losses                                 1,630         700      1,200         944        1,065
                                                            -------    --------   --------     -------     --------
      Net interest income after provision
         for loan losses                                     23,012      21,985     20,645      20,662       17,965
    Noninterest income                                        4,596       4,118      4,459       3,571        4,861
    Noninterest expenses                                     15,984      16,228     15,531      15,535       14,897
                                                            -------    --------   --------     -------     --------
      Income before cumulative effect of change in
         accounting principle and income taxes               11,624       9,875      9,573       8,698        7,929
    Income taxes                                              4,068       3,456      3,293       3,062        2,887
                                                            -------    --------   --------     -------     --------
      Income before cumulative effect of
         change in accounting principle                       7,556       6,419      6,280       5,636        5,042
    Cumulative effect of change in accounting
     principle                                                   --          --         --          --         (205)
                                                            -------    --------   --------     -------     --------
      Net income                                            $ 7,556     $ 6,419    $ 6,280     $ 5,636      $ 4,837
                                                            =======    ========   ========     =======     ========
Per Share Data (1)
    Basic earnings per common share before cumulative
      effect of change in accounting principle                $1.18       $1.01      $0.97       $0.87        $0.76
    Cumulative effect of change in accounting principle          --          --         --          --        (0.03)
    Basic earnings per common share                            1.18        1.01       0.97        0.87         0.73
    Diluted earnings per common share
       and share equivalents                                   1.17        1.00       0.97        0.87         0.73
    Cash dividends declared                                    0.36        0.33       0.31        0.29         0.29
    Book value-end of year                                     7.83        6.94       6.31        5.14         4.85
    Tangible book value-end of year                            7.53        6.74       6.01        5.19         4.85
    Weighted average shares outstanding (in thousands)        6,386       6,386      6,372       6,372        6,372

Balance Sheet Data-end of year (in thousands)
    Total assets                                           $548,037    $504,689   $491,457    $479,312     $421,659
    Securities held to maturity and securities
       available for sale                                   107,627     118,628    142,233     148,781      118,939
    Loans                                                   401,854     351,793    311,164     290,654      266,992
    Allowance for loan losses                                 4,893       3,653      3,647       3,839        3,905
    Total deposits                                          470,693     430,013    436,452     424,170      385,430
    Long-term borrowings                                      9,879       9,983         --       5,000           --
    Total stockholders' equity                               49,770      44,361     40,241      35,129       33,305

Selected Performance Ratios
    Return on average total assets                             1.45%       1.31%      1.32%       1.25%        1.23%
    Return on average total stockholders' equity              16.05       15.18      16.66       16.58        15.63
    Dividend payout ratio                                     30.27       32.36      32.28       35.47        41.39
    Average total stockholders' equity to
      average total assets                                     9.02        8.61       7.90        7.52         7.90
    Net yield on interest earning assets
      (taxable equivalent)                                     5.05        4.98       4.91        5.13         4.98
    Noninterest expenses to average assets                     3.06        3.31       3.26        3.44         3.65
    Noninterest income to average assets                       0.88        0.84       0.93        0.79         1.19
    Efficiency ratio (2)                                      55.16       59.50      59.09       59.70        63.53
    Ratio of earnings to fixed charges (3)
      Excluding interest on deposits                           9.79x      18.70x     16.03x      24.44x      793.90x
      Including interest on deposits                           1.75x       1.68x      1.63x       1.79x        1.77x

Asset Quality Ratios-end of year
    Nonaccrual loans to total loans                            0.38%       0.59%      0.81%       2.13%        1.47%
    Nonperforming assets to total assets                       0.38        0.68       1.06        1.58         1.25
    Allowance for loan losses to nonaccrual loans            323.18      175.29     145.24       62.15        99.77
    Allowance for loan losses to total loans                   1.22        1.04       1.17        1.32         1.46
    Net charge-offs to average loans for the year              0.11        0.21       0.48        0.37         0.48

Liquidity and Capital Ratios
    Average loans to average deposits                         82.21%      74.78%     68.60%      66.69%       70.34%
    Total stockholders' equity to total assets                 9.08        8.79       8.19        7.33         7.90
    Tier I capital to risk-weighted assets                    12.78       13.29      13.16       12.56        12.98
    Total capital to risk-weighted assets                     14.03       14.42      14.41       13.81        14.23
    Tier I leverage ratio                                      8.86        8.66       7.98        7.57         7.96

--------------------------------------------------------------------------------
(1) All per share data has been restated to retroactively reflect the effects of the 3 for 2 stock split to be distributed on April 17, 1998 to shareholders of record on March 20, 1998. Interchange implemented Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), which changes the method of calculating earnings per share. The amounts presented in 1994 and 1993 have been recalculated in accordance with SFAS No. 128, but do not appear in the 1993 and 1994 financial statements and, as such, are unaudited.
(2) The efficiency ratio is calculated by dividing noninterest expenses, excluding amortization of intangibles and net expense of foreclosed real estate by net interest income and noninterest income excluding gains on sales of loans, securities, loan servicing and a branch location.
(3) The ratio of earnings to fixed charges excluding interest on deposits is calculated by dividing income before taxes and extraordinary items before interest on borrowings by interest on borrowings on a pretax basis. The ratio of earnings to fixed charges including interest on deposits is calculated by dividing income before taxes and extraordinary items before interest on deposits and borrowings by interest on deposits plus interest on borrowings on a pretax basis.

Selected Financial Data of Jersey

      The following table sets forth certain selected historical financial data for Jersey. Such data has been derived from, and should be read in conjunction with, the audited financial statements of Jersey and are qualified in their entirety by reference to the more detailed financial statements, incorporated by reference within.

                                                                         Years Ended December 31,
                                                       ----------------------------------------------------
                                                         1997         1996       1995       1994      1993
                                                       --------     --------   -------    --------  -------
Summary Earnings (in thousands)
    Interest income                                     $5,152       $4,114     $3,765     $3,004    $2,584
    Interest expense                                     3,023        2,380      2,055      1,441     1,214
                                                       -------      -------    -------    -------   -------
      Net interest income                                2,129        1,734      1,710      1,563     1,370
    Provision for loan losses                               23           47         39         40        50
                                                       -------      -------    -------    -------   -------
      Net interest income after provision
        for loan losses                                  2,106        1,687      1,671      1,523     1,320
    Noninterest income                                     166          135        126         91        79
    Noninterest expenses                                 1,686        1,292      1,176      1,132       996
                                                       -------      -------    -------    -------   -------
      Income before income taxes                           586          530        621        482       403
    Income taxes                                           217          198        218        157        88
                                                       -------      -------    -------    -------   -------
      Net income                                         $ 369        $ 332      $ 403      $ 325     $ 315
                                                       =======      =======    =======    =======   =======
Per Share Data
    Basic earnings per common share                      $0.75        $0.67      $0.83      $0.66     $0.74
    Diluted earnings per common share
      and share equivalents                               0.73         0.67       0.81                 0.73
    Cash dividends declared per common share              0.12         0.12       0.12       0.10      0.04
    Book value-end of year                               13.15        12.35      12.01      10.46     10.61
    Tangible book value-end of year                      13.03        12.37      11.94      11.23     10.61
    Weighted average shares outstanding (in thousands)     434          426        428        424       419

Balance Sheet Data-end of year (in thousands)
    Total assets                                       $77,012      $67,822    $56,763    $50,729   $45,212
    Securities held to maturity and securities
        available for sale                              28,371       24,711     21,503     19,443    18,642
    Loans                                               36,418       32,267     26,406     24,174    18,458
    Allowance for loan losses                              338          315        279        240       200
    Total deposits                                      70,072       61,624     50,772     45,629    40,235
    Total stockholders' equity                           6,360        5,687      5,540      4,860     4,813

Selected Performance Ratios
    Return on average total assets                        0.49%        0.55%      0.75%      0.67%     0.74%
    Return on average total stockholders' equity          6.20         5.90       7.54       6.48      7.59
    Dividend payout ratio (1)                            26.29        28.92      24.07      27.08      7.62
    Average total stockholders' equity to
        average total assets                              7.96         9.27       9.94      10.36      9.78
    Net yield on interest earning assets
       (taxable equivalent)                               2.97         2.99       3.26       3.30      3.32
    Noninterest expenses to average assets                2.25         2.13       2.19       2.34      2.35
    Noninterest income to average assets                  0.22         0.22       0.23       0.19      0.19
    Efficiency ratio (2)                                 73.46        69.13      64.05      68.44     68.74
    Ratio of earnings to fixed charges (3)
      Excluding interest on deposits                        --           --         --         --        --
      Including interest on deposits                      1.19x        1.22x      1.30x      1.33x     1.33x
Asset Quality Ratios-end of year
    Nonaccrual loans to total loans, gross                  --         1.37%        --         --        --
    Nonperforming assets to total assets                    --         0.65         --         --        --
    Allowance for loan losses to nonaccrual loans           --        71.11         --         --        --
    Allowance for loan losses to total loans, net         0.94%        0.99       1.07%      1.00%     1.10%
    Net charge-offs to average loans for the year           --         0.04         --         --        --

Liquidity and Capital Ratios
    Average loans to average deposits                    50.54%       51.52%     54.30%     50.75%    47.28%
    Total stockholders' equity to total assets            8.26         8.39       9.76       9.58     10.65
    Tier I capital to risk-weighted assets               19.75        19.29      23.33      25.62     29.53
    Total capital to risk-weighted assets                20.81        20.36      24.51      26.80     30.75
    Tier I leverage ratio                                 8.43         9.39      10.26      10.23     11.80

--------------------------------------------------------------------------------
(1) The dividend payout ratio is calculated by dividing cash dividends declared on common and preferred stock by net income.
(2) The efficiency ratio is calculated by dividing noninterest expenses, excluding amortization of intangibles and net expense of foreclosed real estate by net interest income and noninterest income excluding gains. No gains were excluded from Jersey's calculations for the years ended December 31, 1993 through 1997.
(3) The ratio of earnings to fixed charges excluding interest on deposits is calculated by dividing income before taxes and extraordinary items before interest on borrowings by interest on borrowings on a pretax basis. The ratio of earnings to fixed charges including interest on deposits is calculated by dividing income before taxes and extraordinary items before interest on deposits and borrowings by interest on deposits plus interest on borrowings on a pretax basis.

Comparative Per Share Data

      The following table sets forth the earnings per share, period-end book value per share and cash dividends per share of Interchange Common Stock and Jersey Common Stock for each of the years in the three-year period ended December 31, 1997, on an historical and pro forma basis, as well as pro forma equivalent per share data for Jersey. The historical per share data have been derived from the financial statements of Interchange and Jersey which are contained herein or incorporated by reference herein. The pro forma combined share data have been derived after giving effect to the Merger as if it occurred at the beginning of the period presented using the pooling-of-interests method of accounting.

      The historical per share data for Interchange has been restated to retroactively reflect the effects of the 3 for 2 stock split to be distributed on April 17, 1998 to shareholders of record on March 20, 1998. See "Pro Forma Combined Financial Information;" "Selected Financial Data of Interchange" and "Selected Financial Data of Jersey."

Comparative Per Share Data
                                                                          Pro
                                                                         Forma
                                                                         Equi-
                                                                         valent
                                                                          per
                                       Historical  Historical Pro Forma Jersey
                                      Interchange   Jersey    Combined  Share(1)
                                      -----------  ---------- --------  --------
Year Ended December 31, 1997
  Basic Earnings Per Common Share        $1.18       $ 0.75    $1.11    $ 1.67
  Diluted Earnings Per Common Share       1.17         0.73     1.10      1.65
  Book Value Per Share                    7.83        13.15     7.86     11.79
  Cash Dividends Per Share (2)            0.36         0.12     0.36      0.54

Year Ended December 31, 1996
  Basic Earnings Per Common Share         1.01         0.67     0.95      1.43
  Diluted Earnings Per Common Share       1.00         0.67     0.94      1.41
  Book Value Per Share                    6.94        12.35     7.02     10.53
  Cash Dividends Per Share (2)            0.33         0.12     0.33      0.50

Year Ended December 31, 1995
   Basic Earnings Per Common Share        0.97         0.83     0.93      1.40
   Diluted Earnings Per Common Share      0.97         0.81     0.92      1.38
   Book Value Per Share                   6.31        12.01     6.43      9.65
   Cash Dividends Per Share (2)           0.31         0.12     0.31      0.47

(1) Jersey pro forma equivalent per share data is computed by multiplying the pro forma combined per share data (giving effect to the Merger) by the Exchange Ratio of 1.50.

(2) The amount of future dividends payable by Interchange, if any, is subject to the discretion of Interchange's Board of Directors. The Directors normally consider Interchange's cash needs, general business conditions, dividends from subsidiaries and applicable governmental regulations and policies. Pro forma amounts assume that Interchange would have declared cash dividends per share on Interchange Common Stock equal to its historical cash dividends declared per share of Interchange Common Stock.

                                                                                 Equivalent
                              Closing Sale                Last Bid          Value of Interchange
                             Price Per Share           Price Per Share         Common Stock Per
                             of Interchange              of Jersey             Share of Jersey
                         Common Stock (1)(2)(3)         Common Stock             Common Stock
                       --------------------------  ----------------------     ------------------
                          High           Low           High        Low         High       Low
                       -----------   ------------  ----------    --------     -------    ------
1997
     First quarter       $14.67       $ 10.61         $11.50       $11.50      $22.00    $15.92
     Second quarter       17.58         11.92          14.00        12.50       26.38     17.88
     Third quarter        16.67         14.67          16.00        14.50       25.00     22.00
     Fourth quarter       21.58         14.75          18.75        16.00       32.38     22.13

1996
     First quarter         9.42          8.41          11.50        11.50       14.13     12.62
     Second quarter        9.17          8.55          11.50        11.50       13.75     12.83
     Third quarter         9.83          8.33          11.50        11.50       14.75     12.50
     Fourth quarter       11.11          9.50          11.50        11.50       16.67     14.25

1995
     First quarter         7.35          6.19          11.50        11.50       11.03      9.29
     Second quarter        8.52          6.99          11.50        11.50       12.78     10.48
     Third quarter         9.73          8.04          11.50        11.50       14.60     12.06
     Fourth quarter        9.15          8.57          11.50        11.50       13.73     12.86

The following table presents for (i) January 26, 1998, the last full trading day before the public announcement of the signing of the Merger Agreement, and (ii) the date two days prior to the date of this Proxy Statement, the reported closing price per share of Interchange Common Stock and the reported last bid price of Jersey Common Stock on the AMEX and Over-The-Counter Bulletin Board, respectively.
                                                                Equivalent Value
                          Closing Sale          Last Bid         of Interchange
                         Price Per Share     Price Per Share    Common Stock Per
                         of Interchange         of Jersey        Share of Jersey
         Date           Common Stock (3)      Common Stock        Common Stock
-------------------    ------------------    ---------------    ----------------
January 26, 1998              $19.25              $18.75             $28.88

April 23, 1998                 21.75               28.75              32.63


-----------
(1) On February 22, 1996, Interchange declared a 5% Stock Dividend to be distributed on April 19, 1996 to shareholders of record on March 20, 1996. The high and low sales price and the cash dividends have been restated to reflect the effects of the stock dividend.
(2) On February 27, 1997, Interchange declared a 3 for 2 Stock Split to be distributed on April 17, 1997 to shareholders of record on March 20, 1997. The high and low sales price and the cash dividends have been restated to reflect the effects of the stock split.
(3) On February 26, 1998, Interchange declared a 3 for 2 Stock Split to be distributed on April 17, 1998 to shareholders of record on March 20, 1998. The high and low sales price and the cash dividends have been restated to reflect the effects of the stock split.

Summary Pro Forma Financial Information

      The following tables present certain Unaudited Combined Financial Information including the Pro Forma Unaudited Combined Condensed Results of Operations for the years ended December 31, 1997, 1996 and 1995, and the Pro Forma Unaudited Combined Balance Sheet at December 31, 1997. The Pro Forma Unaudited Combined Financial Information gives effect to the proposed Merger, accounted for as a pooling-of-interests, as if such transaction had been consummated on January 1 of each year. For the purpose of the Pro Forma Unaudited Combined Balance Sheet, the assumption is that the transaction had been consummated as of December 31, 1997. This information which has been prepared by Interchange's management is based on the historical financial statements of Interchange and Jersey included or incorporated by reference herein and should be read in conjunction with such financial statements and notes. See "Information Incorporated By Reference". The pro forma financial information assumes an Exchange Ratio of 1.5 shares of Interchange Common Stock for each share of Jersey Common Stock outstanding.

      The Pro Forma Unaudited Combined Financial Information should be read in conjunction with the Pro Forma Financial Information and the related notes thereto presented elsewhere in this Proxy Statement-Prospectus and the financial statements and related notes included and the consolidated financial statements incorporated by reference in this Proxy Statement-Prospectus. The Pro Forma financial information is not necessarily indicative of the results of operations which would have been achieved had the Merger been consummated as of the beginning of the periods for which such data are presented and should not be construed as being representative of future periods.

               Pro Forma Unaudited Combined Financial Information
                      (in thousands, except per share data)

                                                For the Years Ended December 31,
                                               ---------------------------------
                                                 1997         1996         1995
                                               -------      -------      -------
Results of Operations:
Net interest income                            $26,771      $24,419      $23,555
Provision for loan losses                        1,653          747        1,239
                                               -------      -------      -------
Net interest income after
  provision for loan losses                     25,118       23,672       22,316
                                               -------      -------      -------
Total noninterest income                         4,762        4,253        4,585
Total noninterest expenses                      17,670       17,520       16,707
                                               -------      -------      -------
Income before income taxes                      12,210       10,405       10,194
Income taxes                                     4,285        3,654        3,511
                                               =======      =======      =======
Net income                                     $ 7,925      $ 6,751      $ 6,683
                                               =======      =======      =======
Basic earnings per common share                $  1.11      $  0.95      $  0.93
Diluted earnings per common share                 1.10         0.94         0.92

                                                As of
                                           December 31, 1997
Balance Sheet:                             -----------------
Total Assets                                  $625,049
Total Deposits                                 540,765
Total Stockholders' Equity                      56,130
Book Value Per Common Share                       7.86

      The pro forma information does not include certain nonrecurring charges incurred in conjunction with the merger subsequent to December 31, 1997. These expenses are directly attributable to the merger and are expected to be included in income within the next 12 months. The expenses are estimated to be $624 thousand, net of taxes of $351 thousand. As of December 31, 1997, no material expenses were incurred that were directly related to the merger.

                             INTRODUCTORY STATEMENT


      All information contained in this Proxy Statement-Prospectus with respect to Jersey was supplied by Jersey for inclusion herein. All information contained herein or incorporated by reference herein with respect to Interchange and Bank was supplied by Interchange. The first date on which this Proxy
Statement-Prospectus and the enclosed form of proxy are being sent to the shareholders of Jersey is on or about April 30, 1998.


      This Proxy Statement-Prospectus does not cover any resales of shares of Interchange Common Stock to be received by shareholders of Jersey upon consummation of the Merger. Affiliates of Jersey will be subject to restrictions on their ability to resell the Interchange Common Stock received by them in the Merger. See "The Proposed Merger -- Resale Considerations with Respect to the Interchange Common Stock."

                    CERTAIN INFORMATION REGARDING INTERCHANGE

General

      Interchange is a one-bank holding company registered with the Board of Governors of the Federal Reserve System (the "Board of Governors") under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). Interchange was organized under the laws of New Jersey on October 15, 1984 as a bank holding company for Bank. Interchange Bank began operations in 1969. In addition to Bank, Interchange directly owns Clover Leaf Mortgage Co., Inc. and Washington Interchange Corporation and indirectly owns additional non-bank subsidiaries through Bank, including Cloverleaf Development Corporation, Cloverleaf Insurance Agency, Inc., and Cloverleaf Investment Corporation, Inc.

      As  of  December  31,  1997   Interchange  had   consolidated   assets  of
approximately $548 million, deposits of $471 million and shareholders' equity of $50 million.

Interchange Bank

      Interchange Bank, a wholly owned subsidiary of Interchange, is a commercial bank established in 1969 under the laws of the State of New Jersey. Bank is a member of the Federal Reserve System and its deposits are insured by the FDIC. Bank maintains its principal office in Saddle Brook, New Jersey and operates 12 branches throughout Bergen County, New Jersey.

      Interchange Bank is engaged in the financing of local businesses and industry, providing credit facilities and related services for smaller businesses, typically those with $1 million to $5 million in annual sales, in light manufacturing, wholesale and retail distribution, and service businesses. A wide range of commercial lending products is offered, including working capital lines of credit, U.S. Small Business Administration - backed loans, term loans for fixed asset acquisitions, commercial mortgages and other asset-based financing.

      Interchange Bank also provides personal consumer banking services, including checking and savings accounts, money-market accounts, certificates of deposit, individual retirement accounts, residential mortgages, home equity lines of credit and other second mortgage loans, home improvement loans, automobile loans, personal loans and overdraft lines. The Bank also offers a VISATM credit card and the Interchange Bank-Line telephone banking system. Certain employees are also licensed insurance agents qualified to offer tax deferred annuities and related insurance products. The Bank also offers mutual funds to its customers through a third party vendor. Automated teller machines are located at ten of the banking offices, at two supermarkets and one mini-market.

      The principal market for the bank's deposit gathering activities covers major portions of Bergen County in the Northeastern corner of New Jersey, adjacent to New York City. The principal service area represents a diversified mix of stable residential neighborhoods with a wide range of per household income levels; offices, service industries and light industrial facilities; large shopping malls and small retail outlets.

      The Bank currently has 180 full time equivalent employees. Its principal executive offices are located at Park 80 West/Plaza Two, Saddle Brook, New Jersey 07763. Its telephone number is (201) 703-2265.

                      CERTAIN INFORMATION REGARDING JERSEY

      Jersey Bank

      Jersey is a state-chartered non-member savings bank established in 1988 under the laws of the State of New Jersey. Jersey's deposits are insured by the FDIC. Jersey maintains its administrative offices and a branch office in Montvale, New Jersey, and operates a branch in River Edge, New Jersey. See "The Jersey Bank for Savings".

      Jersey offers a broad range of personal consumer banking services, including checking and savings accounts, money market accounts, certificates of deposit, individual retirement accounts, residential mortgages, home equity lines of credit, second mortgage loans, automobile loans, personal loans, overdraft loans, safe deposit boxes and telephone banking services. Twenty-four hour automated teller machines are located both at the banking office and branch office of Jersey.

      Jersey also offers commercial banking services, including commercial real estate based mortgage loans up to a maximum amount of approximately $900,000, and issues performance letters of credit. Jersey also processes merchant credit card receipts, is a federal tax payment depository, provides lease security deposit account management and lock box arrangements for rental collection. Jersey also offers attorney and other performance trust account facilities.

      The principal market for Jersey's services is Northeastern Bergen County. This principal service area encompasses a diversified mix of residential neighborhoods tending towards the higher range of per-household income levels, as well as offices, service industries and light industrial facilities, shopping malls and small retail outlets.

      Jersey  currently  has  20  full-time   equivalent   employees.   Jersey's
administrative offices are located at 2-8 Kinderkamack Road, Montvale, New Jersey 07645-0333. Its telephone number is (201) 930-0005.

                                   THE MEETING

General

      This Proxy Statement-Prospectus solicits, on behalf of the Jersey Board of Directors, proxies to be voted at a Special Meeting of Shareholders (the "Meeting") of Jersey which is to be held at the Holiday Inn, Montvale, New Jersey on May 27, 1998 at 10:00 a.m., and at any adjournments or postponements thereof.

Purpose of the Meeting

      At the Meeting, the Jersey shareholders will (i) consider and vote upon a proposal to approve the Merger Agreement; and (ii) act on such other matters as may be properly brought before the Meeting.

      The  Merger  will  only  become   effective   after   approval  by  Jersey
shareholders and by the Commissioner and FRB. A closing under the Merger Agreement (the "Closing") will occur prior to the Effective Time on a day mutually agreed to by Interchange and Jersey within 30 days following the receipt of all necessary regulatory and governmental approvals and consents and satisfaction or waiver of all other conditions of closing (other than the delivery of documents to be delivered at the Closing) but not later than the last day of the calendar month in which the last received of the foregoing is received.

      At the Effective Time, each outstanding share of Jersey Common Stock, except for Excluded Shares (as defined below), will be converted into 1.5 shares of Interchange Common Stock (which reflects the 3 for 2 stock split of Interchange Common Stock effective April 17, 1998), subject to adjustment, as more fully set forth in the Merger Agreement. See "The Proposed Merger -- General Description."

THE BOARD OF DIRECTORS OF JERSEY RECOMMENDS THAT THE SHAREHOLDERS OF JERSEY VOTE IN FAVOR OF THE MERGER AGREEMENT.

Vote Required; Shares Entitled to Vote

      Only holders of record of Jersey Common Stock at the close of business on April 21, 1998 (the "Record Date") are entitled to notice of and to vote at the Meeting. The number of shares of Jersey Common Stock issued, outstanding and entitled to vote at the close of business on the Record Date was 456,270. Holders of Jersey Common Stock of record on the Record Date are entitled to one vote per share on any matter that may properly come before the Meeting.

      The affirmative vote, in person or by proxy, of at least two-thirds of the outstanding shares of Jersey Common Stock is required to approve the Merger Agreement. In connection with the execution of the Merger Agreement, the directors of Jersey have agreed to vote in favor of the Merger Agreement the shares of Jersey Common Stock which they beneficially own (approximately 48% of the issued and outstanding shares of Jersey Common Stock, excluding options, as of the Record Date.) As of the Record Date, there were no executive officers of Jersey who are not also directors. See "The Jersey Bank for Savings- Security Ownership of Certain Beneficial Owners and Management of Jersey."

Solicitation, Voting and Revocation of Proxies

      The enclosed proxy is designed to permit each shareholder of record on the Record Date to vote on all matters to come before the Meeting or any adjournment or postponement thereof. This proxy is solicited by the Board of Directors of Jersey. Any proxy may be revoked at any time before its exercise by giving written notice of revocation to William C. Ledgerwood, Secretary of Jersey, at the main office of Jersey at 2-8 South Kinderkamack Road, Montvale, New Jersey 07645-0333. A subsequently dated and duly executed proxy, if properly presented, will revoke a prior proxy. Any shareholder entitled to vote who has previously executed a proxy may attend the Meeting and vote in person, provided the shareholder has filed a written notice of revocation of such proxy with the Secretary of the Meeting prior to the voting of such proxy. Where a shareholder specifies a choice in the form of proxy with respect to a matter being voted upon, the shares represented by the proxy will be voted in accordance with such specification. If no such specification is made, the shares represented by proxies will be voted in favor of the Merger Agreement.

      The Board of Directors of Jersey knows of no matters, other than the proposed Merger described in this Proxy Statement-Prospectus, that will be presented for consideration at the Meeting. However, if other matters properly come before the Meeting, it is intended that the persons designated as proxies will vote upon such additional matter(s) in accordance with their best judgment.

      The cost of soliciting proxies for the Meeting will be borne by Jersey. In addition to the use of the mail, proxies may be solicited personally, by telephone or telegram, and by directors, officers and employees of Jersey acting without additional compensation. Arrangements may also be made with brokers, dealers, nominees and other custodians for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and such persons may be reimbursed by Jersey for reasonable out-of-pocket expenses.

                               THE PROPOSED MERGER

      Descriptions of the Merger and the Merger Agreement (which is attached as Appendix A to this Proxy Statement-Prospectus) are qualified in their entirety by reference to the Merger Agreement which is hereby incorporated in this Proxy Statement-Prospectus by reference. Jersey shareholders are urged carefully to review the Merger Agreement.

General Description

      The Merger Agreement provides that, at the Effective Time, Jersey will merge with and into Bank, with Bank as the surviving entity (the "Surviving Bank"). The separate identity and existence of Jersey will cease upon consummation of the Merger. All property, rights, powers and franchises of each of Jersey and Interchange will vest in the Surviving Bank. The Surviving Bank will be governed by the Certificate of Incorporation and bylaws of Bank in effect immediately prior to the Effective Time.

Consideration

      Upon consummation of the Merger, each share of Jersey Common Stock issued and outstanding immediately prior to the Effective Time (except for Excluded Shares) will be converted into 1.5 shares of Interchange Common Stock (which reflects the 3 for 2 stock split of Interchange Common Stock effective April 17,
1998). "Excluded Shares" are those shares of Jersey common Stock which (i) are held by Jersey as treasury shares, (ii) are held directly or indirectly by Interchange (other than as trustee or in a fiduciary capacity or in satisfaction of a debt previously contracted for) or (iii) as to which dissenters' rights have been validly perfected under applicable law or pursuant to Conversion Agreements, as described below. The Exchange Ratio is subject to adjustment to take into account any stock split, stock dividend, stock combination, reclassification, or similar transaction by Interchange with respect to the Interchange Common Stock.

      Under the terms and conditions of Jersey Preferred Stock, such stock is convertible into Jersey Common Stock at any time, at the option of the holder. However, such shares do not automatically convert to Jersey Common Stock as a result of the Merger. The Merger makes no provision to exchange shares of Jersey Preferred Stock for shares of Interchange Common Stock or any other securities, cash or other property of Interchange or Interchange Bank. The Merger Agreement requires Jersey to enter into agreements (the "Conversion Agreements") with each holder of Jersey Preferred Stock which: (i) provides for the conversion of Jersey Preferred Stock into Jersey Common Stock immediately prior to the Effective Time upon the conversion terms set forth in Jersey's Certificate of Incorporation; (ii) allow the holders thereof to elect, at any time on or before May 22, 1998, the third business day prior to the Jersey Meeting, to exclude the shares of Jersey Common Stock issuable upon conversion from participating in the exchange for Interchange Common Stock at the Effective Time and, in lieu thereof, to exercise dissenter's rights of appraisal upon the terms and conditions set forth in Section 140 of the New Jersey Banking Act, as if such shares were entitled to vote at the Jersey Meeting and were voted against the Merger. It is a condition to Interchange's obligation to consummate the Merger that all holders of Jersey Preferred Stock enter into Conversion Agreements or be compelled by a final non-appealable order of a court of competent jurisdiction to so convert their shares upon the terms and conditions set forth in the Conversion Agreements. If this condition were to be waived by Interchange, the holders of Jersey Preferred Stock who do not convert such shares into Jersey Common shares prior to the Effective Time will be precluded from receiving consideration in the Merger. To date, all but one holder of 300 shares of Jersey Preferred Stock have entered into Conversion Agreements with Jersey.

      No shareholder of Jersey Common Stock will be entitled to receive fractional shares of Interchange Common Stock, but instead will be entitled to receive, without interest, a cash payment equal to the value of any fractional share interest to which they would otherwise be entitled, determined by multiplying the shareholder's fractional interest by the Average Closing Price of Interchange Common Stock (as hereinafter defined). The "Average Closing Price" of Interchange Common Stock is defined in the Merger Agreement as the average of the closing prices of Interchange Common Stock as reported on the AMEX and published in the Wall Street Journal during the first 20 of the 25 consecutive trading days immediately preceding the Effective Time. Both the Exchange Ratio and the Average Closing Price are subject to adjustment to take into account any stock split, stock dividend, stock combination, reclassification, or similar transaction by Interchange with respect to Interchange Common Stock.

      Under New Jersey banking law, the Jersey shareholders are entitled to dissenters' rights of appraisal in connection with the Merger. Holders of Jersey Preferred Stock who enter into Conversion Agreements are also granted equivalent dissenters' rights under such Agreements. See "Rights of Dissenting Jersey Shareholders."

Exchange of Certificates

      At the Effective Time, holders of certificates formerly representing shares of Jersey Common Stock will cease to have any rights as Jersey shareholders and their certificates automatically will represent the right to receive shares of Interchange Common Stock into which their shares of Jersey Common Stock will have been converted by the Merger. At the Effective Time, holders of certificates formerly evidencing Jersey Preferred Stock who have entered into a Conversion Agreement, will cease to have rights as Jersey Shareholders and their certificates automatically will represent the right to receive shares of Interchange Common Stock issuable in exchange for the shares of Jersey Common Stock into which such Jersey Preferred Stock is converted immediately prior to the Effective Time. As soon as practicable after the Effective Time, Interchange will send written notice to each holder of record of Jersey Common Stock and converting holders of Jersey Preferred Stock (other than those that exercise their dissenter's rights), indicating the number of shares of Interchange Common Stock into which such holder's shares of Jersey Common Stock have been converted.

      Each holder of outstanding certificates for Jersey Common Stock, promptly upon proper surrender of such certificates to Interchange after the Merger, will receive a certificate representing the full number of shares of Interchange Common Stock into which the shares of Jersey Common Stock previously represented by the surrendered certificates have been converted. At the time of issuance of a new Interchange stock certificate, each shareholder will receive a check for the amount of any fractional share interest to which he may be entitled to cash payment.

      Each share of Interchange Common Stock into which shares of Jersey Common Stock are converted will be deemed to have been issued at the Effective Time. Accordingly, Jersey shareholders who receive Interchange Common Stock in the Merger will be entitled to receive any dividend or other distribution which may be payable to holders of record of Interchange Common Stock on or after the Effective Time. However, no dividend or other distribution will actually be paid until the certificate or certificates formerly representing shares of Jersey Common Stock have been surrendered or Jersey Preferred Stock, as the case may be, at which time any accrued dividends and other distributions on such shares of Interchange Common Stock will be paid without interest.

HOLDERS OF JERSEY COMMON STOCK SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS.

Conversion of Stock Options

      The Merger Agreement provides that each outstanding and fully vested option to purchase Jersey Common Stock (a "Jersey Option") will be converted at the Effective Time into the right to receive shares of Interchange Common Stock, as more fully described below.

      At the Effective Time, each outstanding and fully vested Jersey Option will be converted into an amount of Interchange Common Stock having a value equal to the difference between the exercise price of the Jersey Option and the value of the shares of Interchange Common Stock to be exchanged for each share of Jersey Common Stock to be determined using the Average Closing Price of Interchange Common Stock.

      As of December 31, 1997, there were no outstanding Jersey Options and none have been granted subsequently.

Background of the Merger

      In June 1997, the Board of Directors of Jersey received a letter of inquiry from Interchange with respect to the feasibility of a strategic alliance. In August 1997, the Board of Directors formally retained the services of Capital Consultants to provide the Board with a preliminary indication of Jersey's share value in the context of a strategic transaction.

      On September 19, 1997, the Board of Directors of Jersey received a formal offer from Interchange under which Interchange proposed to purchase Jersey for consideration equal to two times Jersey's book value, or $23.25 per share of Jersey Common Stock. In response to this offer, the Board of Directors retained Capital Consultants to, among other things, evaluate the offer, perform due diligence and identify other potential strategic partners. During the course of its engagement, Capital Consultants conducted an informal "market check" by contacting other banking institutions.

      On October 28, 1997, the Jersey Board formally appointed a Special Committee, comprising Clyde C. Britt, Richard A. Gilsenan, Wilson Kaplen, Arthur
R. Odabash and Stanley H. Marcus to evaluate its strategic alternatives, including the proposed transaction with Interchange, and to make a formal recommendation to the Board. During the fourth quarter of 1997, the Special Committee of Jersey met several times to evaluate Jersey's strategic alternatives. In particular, three basic strategic options were considered: (i) continuing the policy of independence with growth generated through internal operations; (ii) a merger-of-equals type of transaction; and (iii) a merger with a larger financial institution. During this period, the Special Committee, and/or its representatives engaged in preliminary and exploratory discussions with various financial institutions, including Interchange, which either resulted in the receipt of certain informal proposals on terms less favorable than the terms offered by Interchange, or no expression of interest.

      On November 5, 1997 the Special Committee held a meeting with Interchange to discuss the terms of the proposed offer; Capital Consultants participated in this meeting. At this meeting there was no agreement with respect to any material terms of the transaction, including structure and price.

      In December 1997, the Special Committee met to discuss various strategic alternatives, including Interchange's proposal. Capital Consultants presented the Board with an analysis of the various strategic alternatives. In consultation with Capital Consultants, and after careful consideration of the financial condition of Interchange and other potential strategic partners, the strategic benefits of an alliance between Interchange and Jersey, the pro forma financial performance of a combined entity, the structure and terms of the proposed transaction and the other factors discussed below, the Special Committee then determined to pursue negotiations with Interchange.

      During January 1998, members of the Special Committee and personnel of Jersey and Capital Consultants continued a due diligence review. Simultaneously, the Special Committee, with Jersey's special counsel and Capital Consultants, continued negotiating the terms of the Merger Agreement and the related documentation. On or about January 19,1998, the Special Committee met with its advisors to analyze the terms of the proposed Interchange offer as reflected in documents delivered by Interchange. An analysis of the proposed transaction was prepared by special counsel and delivered to each member of the Jersey Board of Directors. Capital Consultants presented an analysis of the proposed transaction and confirmed its preliminary opinion of the fairness of the transaction from a financial point of view to the shareholders of Jersey.


      On January 27, 1998, the Board of Directors of Jersey and its Special Committee convened to discuss the definitive terms of the proposed transaction. Special counsel summarized the terms of the transaction. Capital Consultants distributed its analyses and delivered its written opinion that the proposed transaction  was fair  from a  financial  point of view to the  shareholders  of
Jersey.  The  Special  Committee  and the  Board of  Directors  of  Jersey  also discussed the potential financial and strategic benefits of the proposed transaction, the results of the due diligence review, the anticipated tax and accounting treatment of the proposed transaction, the various strategic alternatives, and the terms of the Merger Agreement and transactions contemplated thereby. The Special Committee, after due consideration of all of the information presented and consultation with its advisors, voted unanimously to approve the Merger Agreement and transactions contemplated thereby and made a recommendation to the Board of Directors. The Board of Directors, after due consideration and consultation with its advisors, voted unanimously to accept the recommendation of the Special Committee and approved the Merger Agreement (and related documentation) and the transactions contemplated thereby as being in the best interest of Jersey Bank and its shareholders and recommended that the Jersey shareholders approve the merger. The Merger Agreement was executed by the parties that day.


Reasons for the Merger

      THE BOARD OF DIRECTORS OF JERSEY HAS APPROVED THE MERGER AGREEMENT, BELIEVES IT TO BE IN THE BEST INTERESTS OF THE SHAREHOLDERS OF JERSEY AND RECOMMENDS THAT JERSEY SHAREHOLDERS VOTE "FOR" THE MERGER AGREEMENT. The Board of Directors of Jersey believes that the terms of the Merger Agreement are fair to Jersey's shareholders. In approving the Merger Agreement, the Board evaluated the business, financial and market factors affecting Jersey, Interchange's historical and pro forma financial results, the liquidity and trading characteristics of the Interchange Common Stock, Interchange's credit policies, asset quality, adequacy of loan loss reserves and interest rate risk, the dividend income of the Interchange Common Stock and the Jersey Common Stock, the outlook for each institution in a changing banking and financial services industry, in consultation with its financial advisor. The Board also noted that Jersey would become part of a larger entity that would compete more effectively in the communities served by Jersey by offering a number of new or expanded services to residents of such communities. Furthermore, the Board considered the effect on shareholder value of Jersey's continuing as a stand-alone entity or combining with other potential merger partners, and the risks associated with such alternative strategies, compared to the effect of its combining with Interchange. The Board concluded that the merger with Interchange presented the best opportunity for maximizing shareholder value and increasing the liquidity of the Jersey Common Stock.

      The Board believes that shareholders of Jersey would be better served by converting their investment in Jersey into an investment in Interchange at the Exchange Ratio pursuant to the terms of the Merger Agreement. Among other things, Interchange, as a more diversified institution with substantially greater assets than Jersey, is better positioned to succeed in the increasingly competitive environment in which banks are now operating. As part of Interchange, the offices of Jersey will have the support of Interchange's greater resources and broader access to markets for capital and lendable funds. This greater scope and depth of services coupled with the ability to offer larger loans should enable the offices of Jersey to serve effectively a wider range of customers. In addition, the Board of Directors believes that ownership of Interchange Common Stock, which is traded on the American Stock Exchange, will provide Jersey shareholders with a far more liquid investment than will continued ownership of Jersey Common Stock. Finally, the
Board of Directors believes that Interchange's operations and business philosophy are consistent with those of Jersey.

      The foregoing discussion of the information and factors considered by the Board of Directors of Jersey is not intended to be exhaustive. The Board of Directors did not attach relative weight to the factors it considered in reaching its decision but, considering all factors discussed above, determined that the Merger pursuant to the Merger Agreement is in the best interest of, and is fair to, Jersey's shareholders.

      The Jersey Board of Directors unanimously approved the Merger Agreement and unanimously recommends that the Merger Agreement be approved by the holders of Jersey Common Stock.

Opinion of Jersey's Financial Advisor

      The Jersey Board retained Capital Consultants to act as Jersey's financial advisor to assist the Jersey Board of Directors and management in connection with the Merger and related matters, and, if negotiations resulted in the execution of a definitive agreement, to render its opinion with respect to the fairness, from a financial point of view, to the shareholders of Jersey of the consideration to be received in a potential merger.

      Capital Consultants is regularly engaged in the valuation of banks, bank holding companies, savings and loan associations, and thrift holding companies in connection with mergers, acquisitions and other securities transactions. Capital Consultants has knowledge of, and experience with, the New Jersey banking and thrift market and financial organizations operating in that market and was selected by Jersey because of its knowledge of, experience with, and reputation in the financial services industry. Capital Consultants is not a market maker in either Interchange Common Stock or Jersey Common or Preferred Stock.

      On January 27, 1998, the date the Board of Directors of Jersey approved the Merger, Capital Consultants delivered to the Board of Directors its written opinion that, based on and subject to various items discussed in the presentations, the consideration to be received by Jersey's shareholders pursuant to the Merger Agreement is fair from a financial point of view to Jersey's shareholders. In requesting Capital Consultants' advice and opinion, Jersey's Board did not impose any limitations upon Capital Consultants with respect to the investigations made or procedures followed by it in rendering its opinion.

      Capital Consultants reissued its opinion as of the date of this Proxy Statement-Prospectus.

      The full text of the written opinion of Capital Consultants, which sets forth assumptions made and matters considered, is attached as Appendix C to this Proxy Statement-Prospectus. Jersey shareholders are urged to read this opinion in its entirety. Capital Consultants' opinion is directed only to the financial terms of the Merger and does not constitute a recommendation to any Jersey shareholder as to how such shareholder should vote at the Meeting. The summary information regarding Capital Consultants' opinion and the procedures followed in rendering such opinion set forth in this Proxy Statement-Prospectus is qualified in its entirety by reference to the full text of such opinion.

      In arriving at its opinion, Capital Consultants reviewed and analyzed, among other things: (i) the Merger Agreement and related documents; (ii) the Interchange Registration Statement on Form S-4 of which this Proxy Statement-Prospectus is a part; (iii) publicly available information relating to Interchange and Jersey including, for Interchange, annual reports to shareholders and Annual Reports on Form 10-K filed with the SEC for the years ended December 31, 1995 through 1997, the Consolidated Statements of Financial Condition as of December 31, 1997, 1996 and 1995, and the related Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the three year period ended December 31, 1997 included therein, and the quarterly reports to shareholders and Quarterly Reports on Form 10-Q filed with the SEC for the periods ended March 31, June 30, and September 30, 1997 and for Jersey, annual reports to shareholders for the years ended December 31, 1994 through 1996, Statements of Financial Condition as of December 31, 1997, 1996, and 1995 and related Statements of Income, Changes in Shareholders' Equity and Cash Flows for the three year period ended December 31, 1997, together with the Reports of Independent Public Accountants and quarterly Reports of Condition and Income as filed with the Federal Deposit Insurance Corporation for the periods ended March 31, June 30, and September 30, 1997; (iv) certain historical operating and financial information provided to Capital Consultants by the managements of Jersey and Interchange; (v) historical and current market data for the Jersey Common Stock and the Interchange Common Stock; (vi) the publicly available financial data and stock market performance data of publicly traded banking and thrift institutions which Capital Consultants deemed generally comparable to Jersey and Interchange; (vii) the nature and terms of recent acquisitions and merger transactions involving banking institutions and bank and thrift holding companies that Capital Consultants considered reasonably similar to Jersey and Interchange in financial character, operating character, historical performance, geographic market and economy; and (viii) such other studies, financial forecasts, analyses, inquiries and reports as Capital Consultants deemed appropriate. In addition, Capital Consultants conducted meetings with members of senior management of Jersey and Interchange for purposes of reviewing the future prospects of Jersey and Interchange. Capital Consultants evaluated the pro forma ownership of the Interchange Common Stock by Jersey's shareholders, relative to the pro forma contribution of Jersey's assets, deposits, equity and earnings to the pro forma resulting company in the Merger. Capital Consultants also took into account its experience in other transactions, as well as its knowledge of the banking and thrift industries and its experience in securities valuations.

      In rendering its opinion, Capital Consultants assumed, without independent verification, the accuracy and completeness of the financial and other information and representations provided to it by Jersey and Interchange. Capital Consultants did not conduct a physical inspection of any of the properties or assets of Jersey or Interchange and has not made any independent evaluations or appraisal of any properties, assets or liabilities of Jersey or Interchange. Capital Consultants has assumed and relied upon the accuracy and completeness of the publicly available financial and other information provided to it, has relied upon the representations and warranties of Jersey and Interchange made pursuant to the Merger Agreement, and has not independently attempted to verify any of such information.

      In rendering its opinion, Capital Consultants assumed that in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger on a pro forma basis to Jersey.

      In arriving at its opinion, Capital Consultants performed a variety of financial analyses. Capital Consultants believes that its analyses must be considered as a whole and that consideration of portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying Capital Consultants' opinion. The preparation of an opinion with respect to fairness, from a financial point of view, of the consideration to be received by shareholders is a complex process involving judgments and is not necessarily susceptible to partial analyses and summary description.

      In its analyses, Capital Consultants made numerous assumptions with respect to Jersey's and Interchange's industry performance, business and economic conditions and other matters. Such assumptions and any forward-looking estimates reflected in Capital Consultants analyses almost always vary from actual results, and the difference between assumptions underlying such estimates and actual results can be material. Factors which may make actual results differ from anticipated results include, but are not limited to, changes in market interest rates; unforeseen competition; changes in customer economic activity which may affect loan activity; changes in the economy of the companies' market area, and other uncertainties, all of which are difficult to predict and beyond the control of Jersey or Interchange.

      Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

      In connection with its opinion, Capital Consultants performed various analyses with respect to Jersey and Interchange. The following is a brief summary of such analyses, certain of which were presented to the Jersey Board by Capital Consultants.

      Valuation Analysis

      Using a valuation analysis, Capital Consultants estimated the present value of theoretical values of Jersey based on a range of price-to-earnings ("P/E") multiples between 16.0x and 18.0x and a range of discount rates between 6% and 8%. The range of values were based on a range of estimated earnings for the next three years assuming annual earnings growth from $400,000 in 1997 to $900,000 in 2000. The results of this analysis indicated a range of theoretical values for Jersey between $23.23 per share (P/E of 15.0x; 8% discount rate) and $28.16 per share (P/E of 17.0x; 6% discount rate).

      Capital Consultants also prepared a net present value analysis that indicated theoretical values for Jersey based on range of terminal book value multiples between 1.80x and 2.20x and a range of discount rates between 6% and 8%. The dividend payout remains the same and the range of terminal multiples of book value are based on the current price / book value multiples estimated for Jersey's value. The terminal values were discounted to present value using discount rates which reflect assumptions regarding the required rates of return of the current and prospective shareholders of Jersey Common Stock in these economic times. The range of present values per share of Jersey resulting from the above-referenced assumptions were $21.38 to $28.16 per share.

      Comparable Company Analysis

      Capital Consultants compared the operating performance of Jersey to publicly traded thrifts that Capital Consultants deemed to be similar to Jersey. The group consists of six publicly traded New Jersey based thrifts with total assets of between $110 million and $372 million. Capital Consultants compared Jersey with these institutions based on selected operating fundamentals, including capital adequacy, profitability and asset quality. Using pricing data as of December 31, 1997, the median price to stated book value was 161.5% for the comparable thrifts and 153.2% for Jersey. The median price to trailing twelve months earnings was 24.8x for the comparable thrifts and 27.6x for Jersey. The median equity to assets ratio was 12.2% for the group of comparable thrifts and 8.26% for Jersey. The median return on average assets for the twelve months ended September 30, 1997 was 0.75% for the comparable group of thrifts and 0.49% for Jersey. The median return on average equity for the twelve months ended September 30, 1997 was 5.48% for the comparable group of thrifts and 5.74% for Jersey.

      Finally, Capital Consultants compared the market price, market-to-book value and price-to-earnings multiples of the Interchange Common Stock with individual market multiples and medians of twenty-one publicly traded New Jersey based commercial banks and bank holding companies having total assets between $139 million and $29.1 billion. The analysis also compared returns on average assets and average equity of Interchange to those of selected financial institutions and the medians of the comparable group. The analysis indicated that the Interchange common stock traded in December 1997 at a price-to-earnings multiple of 16.0 times trailing twelve months earnings for the period ended September 30, 1997 as compared to a comparative group medium of 20.9 times trailing twelve months earnings for the period ended September 30, 1997. While the Interchange Common Stock traded at a price-to-book value of 258%, the comparative group median was 263%. Interchange's financial performance, as measured by returns on average assets and average equity for the trailing twelve months ended September 30, 1997, was 1.53% and 17.17%, respectively, as compared to the median of the selected comparable financial institutions which was 1.18% and 13.52%, respectively. The Capital Consultants analyses also included summary income statement and balance sheet data and selected ratio analyses for Interchange and various other potential acquirers of Jersey.

      Contribution Analysis

      Capital Consultants prepared a contribution analysis showing the percentage of assets, deposits, net common equity and 1997 net income Jersey would contribute to the combined company on a pro forma basis, and compared these percentages to the pro forma ownership after the Acquisition. This analysis showed that Jersey would contribute 12.3% of pro forma consolidated total assets, 13.0% of pro forma consolidated deposits, 11.6% of pro forma consolidated shareholders' equity and 4.5% of pro forma consolidated net income for 1997, while Jersey shareholders would hold 10.9% of the pro forma ownership of Interchange.

      Impact Analysis

      Capital Consultants analyzed the financial implications of the Merger on Interchange's earnings per common share and book value per common share. This analysis was based on December 31, 1997 financial data for Interchange and Jersey and indicated that the acquisition of Jersey by Interchange would be (on a pro forma basis for the twelve months ended December 31, 1997, assuming the acquisition was effective as of January 1, 1997) approximately 6.2% dilutive to the earnings per share of Interchange Common Stock before any cost reductions were reflected and approximately 0.8% accretive to tangible book value per share of Interchange Common Stock on a fully diluted basis.

      Comparable Transaction Analysis

      Capital Consultants performed an analysis of prices and premiums offered in recently announced thrift institutions transactions in the region. Multiples of earnings and fully diluted book value implied by the consideration to be received by Jersey's shareholders in the Merger were compared with multiples offered in such regional transactions, which included pending and completed acquisitions announced between January 1, 1995 and January 26, 1998. The median offer price to book value for this regional group of comparable transactions was 177%. The equivalent offer price to book value for Jersey was 236% based on the assumed Interchange offer price of $28.875 for each outstanding share of Jersey Common Stock and Jersey's book value as of December 31, 1997. Also, the median price to last twelve months earnings for this regional group was 18 times versus Interchange's offer for Jersey at 42.2x. Capital Consultants also reviewed the core capital ratio to total assets of the comparative group and non-performing assets as a percentage of total assets and in such analyses, Jersey was above the median of the comparative group in non-performing assets as a percentage of total assets and was very comparable on core capital to total assets ratio.

      It is important to note that while Capital Consultants took into account the values shown in the comparables used in connection with the rendering of its opinion, no company or transaction used in these analyses was identical to Jersey or the Merger. Accordingly, an analysis of the results in the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved, the timing of the transactions and prospective buyer interest, the earnings trends and prospects for the future, as well as other factors that could affect the public trading values of the companies included in the comparisons.

      For Capital Consultants' services in connection with the Merger, Jersey has agreed to pay Capital Consultants a fee, if the Merger is consummated, of approximately $140,000 plus reimbursement for reasonable out-of-pocket expenses. Jersey has also agreed to indemnify Capital Consultants against certain liabilities, including liabilities under the federal securities laws. Jersey has paid Capital Consultants $34,500 to date, and an additional $25,000 is due upon the mailing of this Proxy Statement-Prospectus. The balance of Capital
Consultants' fee is due at the Effective Time. The amount of Capital Consultants' fee was determined by arms length negotiation between Jersey and Capital Consultants.

Conditions to Consummation of the Merger

      Consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including (i) approval by the requisite vote of the holders of Jersey Common Stock; (ii) the receipt of all consents, approvals and authorizations of all necessary federal government authorities (without any term or condition which would materially impair the value of Jersey to Interchange) and expiration of all required waiting periods necessary for the consummation of the Merger (see "-- Regulatory Approvals"); (iii) the effectiveness of the registration statement covering the shares of Interchange Common Stock to be issued to Jersey shareholders, which shares shall also have been approved for listing on the AMEX; (iv) each holder of Jersey Preferred Stock shall have entered into a Conversion Agreement or shall be compelled by a final, non-appealable order of a Court of competent jurisdiction to convert their Jersey Preferred Stock into Jersey Common Stock on the terms and conditions set forth in the Conversion Agreements; and (v) that the Merger will qualify for pooling-of-interests accounting treatment (see "-- Accounting Treatment of the Merger"). To date, all but one holder of 300 shares of Jersey Preferred Stock have entered into Conversion Agreements with Jersey. In addition, consummation of the Merger is conditioned upon receipt by the parties of an opinion of Norris, McLaughlin & Marcus P.A. to the effect that the conversion of Jersey Common Stock for Interchange Common Stock is a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code (the "Code") (See "-- Federal Income Tax Consequences").

      Consummation of the Merger is also conditioned on, among other things, (i) the continued accuracy in all material respects of the representations and warranties of Jersey and Interchange contained in the Merger Agreement; (ii) the performance by Jersey and Interchange, in all material respects, of their respective obligations under the Merger Agreement; (iii) the absence of any litigation that would restrain or prohibit the consummation of the Merger; and
(iv) receipt by the Board of Directors of Jersey of an opinion from Capital Consultants to the effect that, in its opinion, the consideration to be paid to Jersey shareholders under the Merger Agreement is fair to such shareholders from a financial point of view. This opinion has been issued and is attached as Appendix C to this Proxy Statement-Prospectus. See "-- Opinion of Jersey's Financial Advisor."

Representations and Warranties

      The Merger Agreement contains customary representations and warranties by both Jersey and Interchange. The Merger Agreement also contains other representations and warranties by Interchange relating to, among other things, the adequacy of the capital of Interchange and Bank to satisfy all applicable regulatory requirements.

Regulatory Approvals


      Consummation of the Merger is subject, among other things, to prior receipt of all necessary regulatory approvals. Consummation of the Merger requires the approval of the Commissioner of the New Jersey Department of
Banking and Insurance and FRB, which were obtained in writing from those agencies on April 14, 1998 and April 21, 1998, respectively. The approvals of such agencies do not constitute an endorsement of the Merger or a determination by either of them that the terms of the Merger are fair to the shareholders of Jersey. Interchange has the right to terminate the Merger Agreement if any necessary regulatory or governmental approval contains conditions which materially impair the value of Jersey, taken as a whole, to Interchange.


Effective Time; Amendments; Termination

      A closing under the Merger Agreement (the "Closing") will occur on a day mutually agreed to by Interchange and Jersey within 30 days following the receipt of all necessary regulatory and governmental approvals and consents and the satisfaction or waiver of the other conditions to consummation of the Merger. At the Closing, documents required to satisfy the conditions to the Merger of the respective parties will be exchanged. The Merger shall become effective upon filing with the Commissioner a copy of the Merger Agreement together with a certification of the President of Interchange Bank and Jersey that the Merger Agreement has been approved by the stockholders of each by the requested vote. The date and time of such filing shall be the "Effective Time". The parties are cooperating to try to ensure that the Effective Time will be May 31, 1998, although this date is dependent upon satisfaction of all conditions precedent, some of which are not under control of Interchange and/or Jersey. No assurances can be given that the conditions precedent will be met or waived by such date. (See "-- Conditions to Consummation of the Merger").

      Either Interchange or Jersey may terminate the Merger Agreement if (i) the Effective Time has not occurred by November 30, 1998; (ii) the stockholders of
Jersey fail to approve the Merger Agreement at the Meeting, unless any such occurrence was caused by the failure of the terminating party to perform or observe its agreements set forth in the Merger Agreement; (iii) any application for any necessary regulatory or governmental approval is denied or withdrawn at the recommendation of the applicable regulatory agency or governmental authority, unless any such occurrence was caused by the failure of the terminating party to perform or observe its agreements set forth in the Merger Agreement; (iv) there has occurred a material adverse change in the business, operations, assets or financial condition of the other party; (v) the other party materially breaches any of its representations, warranties, covenants, agreements or obligations under the Merger Agreement and such material breach(es) taken alone or in the aggregate, will result in a material adverse effect on the business, operations, assets or financial condition of such non-breaching party; or (vi) any closing condition cannot reasonably be met by the other party after the other party has had a reasonable opportunity to cure the deficiency with respect to such condition. The Merger Agreement may also be terminated with the written consent of all parties thereto.

      Upon the termination of the Merger Agreement, except as otherwise described below, the transactions contemplated thereby other than the confidentiality provisions contained therein will be abandoned without further action by any party. Except as otherwise described below, in the event of a termination, each party will bear its own expenses and each party will retain all rights and remedies it may have at law or equity under the Merger Agreement.

      Interchange and Jersey shall equally bear all expenses (other than attorneys' fees) incurred in printing and filing this Proxy Statement-Prospectus and the Registration Statement of which it is a part. If the Merger Agreement is terminated by Jersey by reason of any material breach by Interchange of its obligations, Interchange shall pay Jersey the sum of $500,000 as liquidated damages. If Jersey materially breaches the Merger Agreement, Interchange shall have the right to sue for specific performance, or money damages (of any nature, including all costs reasonably incurred under the Merger Agreement), up to $2,000,000. If Jersey receives an unsolicited offer from a third party to acquire Jersey and as a result thereof either: (i) the Merger is not consummated on or before November 30, 1998; or (ii) Jersey terminates the Merger Agreement, then Jersey is obligated to reimburse Interchange for all reasonable fees and costs (including legal and accounting fees) incurred in connection with the Merger Agreement and the transactions contemplated thereby. If the Merger is not consummated on or before November 30, 1998 as a result of the failure by Jersey to enter into Conversion Agreements and/or obtain court orders compelling conversion of all outstanding Jersey Preferred Stock, then Jersey shall reimburse Interchange for all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby.

Amendment of the Merger Agreement

      The terms of the Merger Agreement may be amended, modified or supplemented by the written consent of Interchange and Jersey at any time prior to the Effective Time. However, following Jersey shareholder approval of the Merger Agreement, Jersey shareholders must approve any amendment reducing or changing the amount or form of consideration to be received by them in the Merger.

Accounting Treatment of the Merger

      The   Merger   will   be   accounted   for  by   Interchange   under   the
pooling-of-interests method of accounting in accordance with generally accepted accounting principles. See "Pro Forma Combined Financial Information."

Federal Income Tax Consequences

      THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION ONLY. IT MAY NOT BE APPLICABLE TO CERTAIN CLASSES OF TAXPAYERS, INCLUDING INSURANCE COMPANIES, SECURITIES DEALERS, FINANCIAL INSTITUTIONS,
FOREIGN PERSONS AND PERSONS WHO ACQUIRED SHARES OF JERSEY COMMON STOCK AS COMPENSATION. JERSEY SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

      General. It is intended that the Merger will be treated as a reorganization as defined in Section 368(a) of the Code, and that, accordingly, no gain or loss will be recognized by Interchange or Jersey or by the shareholders of Jersey upon the conversion of their shares of Jersey Common Stock solely into shares of Interchange Common Stock pursuant to the Merger. Counsel to Interchange is required, as a condition of Closing, to provide an opinion to Interchange and to Jersey, with respect to the matter covered by the foregoing sentence. With respect to this Proxy Statement-Prospectus, Norris, McLaughlin & Marcus, P.A., counsel to Interchange, has provided an opinion that based upon the circumstances as they presently exist, it expects to be able to render the required opinion.

      Under the Merger Agreement, the condition that Norris, McLaughlin & Marcus, P.A. deliver the opinion described above can be waived by Interchange and Jersey. However, in the event that the delivery of such opinion of counsel is waived, or such opinion would otherwise set forth tax consequences materially different to a stockholder than those described above, Interchange and Jersey intend to resolicit proxies as required in accordance with the rules and regulations of the SEC.

      Consequences of Receipt of Cash in Lieu of Fractional Shares. In general, cash paid in lieu of fractional share interests in corporate reorganizations is treated as having been received in part or full payment in exchange for the fractional share interest (and therefore subject to capital gains treatment if the related shares are held as capital assets) if the cash distribution is undertaken solely for purposes of saving the corporation the expense and inconvenience of issuing and transferring fractional shares and is not separately bargained for consideration.

      Basis of Interchange Common Stock. The basis of Interchange Common Stock received by a Jersey shareholder who receives solely Interchange Common Stock will be the same as the basis of such shareholder's Jersey Common Stock converted therefrom. Where a Jersey shareholder receives both Interchange Common Stock and cash, the basis of the Interchange Common Stock received will equal
(a) the basis of the Jersey Common Stock exchanged therefor, (b) decreased by the amount of cash received and (c) increased by the amount of gain recognized, if any, on the exchange.

      Holding Period. The holding period of shares of Interchange Common Stock received in the Merger by holders of Jersey Common Stock will include the holding period during which such shares of Jersey Common Stock surrendered in conversion therefor were held by the holder thereof, provided such shares of Jersey Common Stock were held as capital assets.

Interests of Certain Persons in the Merger

      The Merger Agreement provides that, in cancellation of their respective employment agreements with Jersey and as a full release of all other severance payments and similar payment due either of them from Jersey, within 30 days of the Closing, Interchange will pay each of Clyde Britt, the President and CEO of Jersey and William C. Ledgerwood, Senior Vice President and Treasurer of Jersey, an amount substantially equal to the amounts they would have received had the severance provisions of their employment contracts been triggered. The amounts payable to Messrs. Britt and Ledgerwood, with respect to their severance from Jersey, are to be paid into trusts established for their benefit at a financial institution located in New Jersey and paid out to them over a three year period. Bank may request Mr. Britt and/or Mr. Ledgerwood to provide services, on mutually agreeable terms, for a brief period as consultants to Bank in connection with the transition of operations resulting from the Merger. Payment for such consultancy, if any, will be at levels not greater then their current compensation as executive officers of Jersey.

      Pursuant to the terms of the Merger Agreement, Interchange and Bank each agreed to expand their respective Board of Directors by two seats. Following the Effective Time, Richard A. Gilsenan, Chairman of the Board of Jersey, is to be appointed to a seat on the Interchange Board to hold that seat until the 1999 annual meeting of Shareholders. For more than the past five years, Mr. Gilsenan, who is 80, has been a principal of Gilsenan & Company, LLP, a privately held real estate and insurance business. Interchange will also nominate Mr. Gilsenan for an additional one-year term as Director of Interchange. Mr. Gilsenan will be appointed to Director of Bank until Bank's 1999 annual meeting at which time he will be proposed for re-election to an additional one-year term. Following the Effective Time, Mr. Arthur R. Odabash, Vice Chairman of Jersey will be appointed a Director of Interchange to serve until the 1999 annual meeting when he will be nominated by Interchange to serve a two-year term as Director. For more than the past five years, Mr. Odabash, who is 63, has been the President of Kent Builders Management Company, a privately held real estate development firm. Mr. Odabash will also be appointed Director of Bank until the 1999 annual meeting of Bank. He will be proposed for re-election for additional one-year terms as Director of Bank at the annual meetings in 1999 and 2000.

      The Merger Agreement further provides that for a six year period following the Effective Time, Interchange will indemnify the directors and officers of Jersey against certain liabilities to the extent such persons were indemnified under Jersey's Certificate of Incorporation and Bylaws. Jersey will purchase at the expense of Interchange, continuation coverage for a period up to six (6) years (as determined by Interchange in light of costs) following the Effective Time under the policy of Director and Officer Liability Insurance Jersey currently has.

      As of the Record Date, the directors of Jersey beneficially owned in the aggregate approximately 48% of the issued and outstanding shares of Jersey Common Stock. In connection with the execution of the Merger Agreement, the directors of Jersey have agreed to vote in favor of the Merger Agreement. As of the Record Date, there were no executive officers of Jersey who are not also directors. See "The Jersey Bank For Savings- Security Ownership of Certain Beneficial Owners and Management of Jersey".

Resale Considerations With Respect to the Interchange Common Stock

      The shares of Interchange Common Stock that will be issued if the Merger is consummated have been registered under the Securities Act of 1933, as amended (the "Securities Act") and will be freely transferable, except for shares received by persons, including directors and executive officers of Jersey, who may be deemed to be "affiliates" of Jersey under Rule 145 promulgated under the Securities Act. An "affiliate" of an issuer is defined generally as a person who "controls" the issuer. Directors, executive officers and 10% shareholders are generally presumed by the Commission to control the issuer. Affiliates may not sell their shares of Interchange Common Stock acquired pursuant to the Merger, except pursuant to an effective registration statement under the Securities Act covering the Interchange Common Stock or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act.

      Persons who may be deemed to be "affiliates" of Jersey have delivered letters to Interchange in which they have agreed to certain restrictions on their ability to sell, transfer or otherwise dispose of ("transfer") any Jersey Common Stock owned by them and any Interchange Common Stock acquired by them in the Merger. Pursuant to the accounting rules governing a pooling of interests, the affiliates of Jersey have agreed not to transfer the shares during a period commencing with the period beginning 30 days prior to the Effective Time and ending on the date on which financial results covering at least 30 days of post-merger combined operations of Interchange and Jersey have been published by Interchange or filed by Interchange on a Form 8-K, 10-Q or 10-K. Also, in connection with the pooling-of-interests rules, the affiliates have agreed not to transfer their Jersey Common Stock in the period prior to 30 days before the Effective Time without giving Interchange advance notice and an opportunity to object if the transfer would interfere with pooling-of-interests accounting for the Merger.

      Certificates representing the shares of Interchange Common Stock acquired by each such person pursuant to the Merger will bear a legend reflecting that the shares are restricted in accordance with the letter signed by such person and may not be transferred except in compliance with such restrictions.

      Persons who may be deemed "affiliates" of Interchange have also delivered letters in which they have agreed not to transfer Interchange Common Stock beneficially owned by them in violation of the pooling of interests restrictions set forth above with respect to Jersey.

Business Pending Consummation of the Merger

      Jersey has agreed that prior to the Effective Time, except as otherwise approved by Interchange in writing or as permitted or required by the Merger Agreement, it will not: (i) change any provision of its Certificate of Incorporation or Bylaws or any similar governing documents; (ii) except for the issuance of Jersey Common Stock pursuant to the terms of outstanding Jersey Options, change the number of shares of, or issue any more shares of or grant any option or right with respect to, Jersey Common Stock, or split, combine or reclassify any shares of Jersey Common Stock, or redeem or otherwise acquire any shares of Jersey Common Stock (iii) except for the declaration and payment of periodic cash dividend with respect to its capital stock in amounts not higher than the last paid dividend and paid no more frequently than once a calendar quarter, declare, set aside or pay any dividend, or other distribution in respect of Jersey Common Stock or allow any optional purchases of capital stock under Jersey's Divided Reinvestment and Stock Purchase; (iv) grant any severance or termination pay (other than pursuant to policies of Jersey in effect on the date of the Merger Agreement and disclosed to Interchange or as agreed to by Interchange in writing) to, or enter into or amend any employment agreement with, any of its directors, officers or employees; adopt any new employee benefit plan or arrangement of any type or amend any such existing benefit plan or arrangement; or award any increase in compensation or benefits to its directors, officers or employees other than regular and customary pay increases to its non-officer employees and in no event to exceed the amount of salary or bonuses paid in or with respect to 1997; (v) sell or dispose of any substantial amount of assets or incur any significant liabilities other than in the ordinary course of business consistent with past practices and policies; (vi) make any capital expenditures other than in the ordinary course of business, other than pursuant to binding commitments existing on the date of the Merger Agreement, and expenditures necessary to maintain existing assets in good repair; (vii) file any application or make any contract with respect to branching or site location or relocation;
(viii) agree to acquire any business or entity in any manner whatsoever (other than to foreclose on collateral for a defaulted loan); (ix) make any material change in its accounting methods or practices, other than changes required in accordance with GAAP; or (x) agree to do any of the foregoing.

      Jersey and Bank have entered into a service agreement dated April 8, 1998 under which Bank will provide loan processing and underwriting services for consumer loans upon the request of Jersey. It is not anticipated that Jersey will require substantial services under this agreement or that payments to Bank, if any, will be material.

      Jersey has further agreed that it will not, directly or indirectly, encourage or solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than Interchange) concerning any merger or sale of shares of capital stock or sale of substantial assets or liabilities not in the ordinary course of business, or similar transactions involving Jersey (an "Acquisition Transaction"). Jersey has agreed to promptly communicate to Interchange the terms of any proposal, whether written or oral, which it may receive in respect of any Acquisition Transaction. The Jersey Board may, however, enter into discussions or negotiations regarding an Acquisition Transaction if, after consulting with counsel, it determines that in the exercise of its fiduciary responsibilities such discussions or negotiations should be commenced.

Management and Operations After the Merger

      At the Effective Time, as a result of the Merger, Jersey will be merged into Bank which will be the Surviving Bank. Bank will continue to operate as a subsidiary of Interchange. The location of the principal office of Interchange will remain unchanged: Park 80 West/Plaza Two, Saddle Brook, New Jersey. Following the Merger, the two branch offices of Jersey will serve as branch offices of Bank. Pursuant to the Merger Agreement any employee of Jersey who becomes an employee of Bank as a result of the Merger will be entitled to participate in compensation and benefit plans of Bank on the same basis as persons of comparable experience (not employed by Bank) who are hired by Bank. This provision does not provide any employee of Jersey any right of employment with Bank or any right to any particular seniority position.

      Pursuant to the terms of the Merger Agreement each of Interchange and Bank have agreed to expand their respective Board of Directors by two seats. Richard
A. Gilsenan, Chairman of the Board of Jersey and Arthur R. Odabash, Vice Chairman of Jersey are to be appointed to fill those seats. See "-Interests of Certain Persons in the Merger."

Stock Option for Shares of Jersey Common Stock

      In connection with the negotiation by Interchange and Jersey of the Merger Agreement, Interchange and Jersey entered into the Stock Option Agreement on January 27, 1998. A copy of the Stock Option Agreement is attached as Appendix B to this Proxy Statement-Prospectus. Descriptions of the Stock Option Agreement in this Proxy Statement-Prospectus are qualified in their entirety by reference to the Stock Option Agreement.

      Pursuant to the Stock Option Agreement, Jersey granted Interchange the Option, exercisable only under certain limited and specifically defined circumstances, to purchase up to 126,950 authorized but unissued shares of Jersey Common Stock, representing approximately 19.9% of the shares of Jersey Common Stock which would be outstanding immediately following the exercise of the Option, for an exercise price of $18.75 per share. Interchange does not have any voting rights with respect to the shares of Jersey Common Stock subject to the Option prior to exercise of the Option.

      In the event that certain Triggering Events (as hereinafter described) specifically enumerated in the Stock Option Agreement occur, Interchange may exercise the Option in whole or in part. Additionally, after Interchange's exercise of the Option in whole or in part, Interchange may require Jersey to repurchase the shares of Jersey Common Stock purchased by Interchange, at the price per share determined, pursuant to the Option Agreement. In the event that a Triggering Event occurs and the Merger is not consummated, Interchange would recognize a gain on the sale of the shares of Jersey Common Stock received pursuant to the exercise of the Option if such shares of Jersey Common Stock were sold at prices exceeding $18.75 per share.

      The term "Triggering Event" is defined in the Stock Option Agreement to mean the occurrence of any of the following events: a person or group, as such terms are defined in the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), other than Interchange or an affiliate of Interchange and Jersey, (i) acquires beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of at least 15% of the then outstanding shares of Jersey Common Stock; (ii) without the prior consent of Interchange enters into a letter of intent or an agreement with Jersey pursuant to which such person or any affiliate of such person would
(a) merge or consolidate,  or enter into any similar  transaction,  with Jersey,
(b) acquire all or a significant portion of the assets or liabilities of Jersey, or (c) acquire beneficial ownership of securities representing, or the right to acquire the beneficial ownership or to vote securities representing, 15% or more of the then outstanding shares of Jersey Common Stock; (iii) without the prior consent of Interchange makes a filing with bank or thrift regulatory authorities or publicly announces a bona fide proposal (a "Proposal") for (a) any merger, consolidation or acquisition of all or a significant portion of all the assets or liabilities of Jersey or any other business combination involving Jersey, or
(b) a transaction involving the transfer of beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 15% or more of the outstanding shares of Jersey Common Stock, and thereafter, if such Proposal has not been publicly withdrawn (as defined below) at least 15 days prior to the Meeting and Jersey's shareholders fail to approve the Merger by the vote required by applicable law at the Meeting; (iv) makes a bona fide proposal and thereafter, but before such Proposal has been publicly withdrawn, Jersey willfully takes any action in any manner that would materially interfere with its ability to consummate the Merger or materially reduce the value of the Merger to Interchange; or (v) which is the holder of more than 10% of the outstanding shares of Jersey Common Stock solicits proxies in opposition to approval of the Merger. The definition of "Triggering Event" also includes the taking of any direct or indirect action by Jersey or any of its directors, officers or agents, to invite, encourage or solicit any proposal which has as its purpose a tender offer for the shares of Jersey Common Stock, a merger, consolidation, plan of exchange, plan of acquisition or reorganization of Jersey, or a sale of shares of Jersey Common Stock or any significant portion of the assets or liabilities of Jersey comparable to (i) - (v) above. Under the Stock Option Agreement, a significant portion means 20% of the assets or liabilities of Jersey. "Publicly withdrawn" for purposes of the Stock Option Agreement means an unconditional bona fide withdrawal of a Proposal coupled with a public announcement of no further interest in pursuing such Proposal or acquiring any controlling influence over Jersey or in soliciting or inducing any other person (other than Interchange or any affiliate) to do so.

      Interchange may not sell, assign or otherwise transfer its rights and obligations under the Stock Option Agreement in whole or in part to any person or any group of persons other than to an affiliate of

Interchange. The Option may not be exercised (i) in the absence of any required governmental or regulatory approval or consent necessary for Jersey to issue the Jersey Common Stock subject to the Option or Interchange to exercise the Option, or prior to the expiration or termination of any waiting period required by law, or (ii) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect which prohibits the sale or delivery of the Jersey Common Stock subject to the Option.

      The Stock Option Agreement further provides that after the occurrence of a Triggering Event and upon receipt of a written request from Interchange, Jersey shall prepare and file a registration statement with the Commission covering the Option and such number of shares of Jersey Common Stock subject thereto as Interchange shall specify in its request, and shall use its best efforts to cause such registration statement to become effective in order to permit the sale or other disposition of the Option and the shares of Jersey Common Stock covered thereby; provided, however, that in no event will Interchange have the right to have more than one such registration statement become effective.

      The Stock Option Agreement terminates upon the earlier to occur of either the termination of the Merger Agreement or the consummation of the transactions contemplated thereby; provided that if the Merger Agreement terminates after the occurrence of a Triggering Event, the Stock Option Agreement will terminate 18 months following the date of termination of the Merger Agreement.

      The ability of Interchange to exercise the Option and to cause up to an additional 126,950 shares of Jersey Common Stock to be issued may be considered a deterrent to other potential acquirers of control of Jersey, as it is likely to increase the cost of an acquisition of all of the shares of Jersey Common Stock which would then be outstanding. The exercise of the Option by Interchange may also make pooling-of-interests accounting treatment unavailable to a subsequent acquirer.

Rights of Dissenting Jersey Shareholders

      Pursuant to the provisions of Sections 140 through 145 of the New Jersey Banking Act ("Section 140"), any holder of Jersey Common Stock has the right to dissent from the Merger and to obtain payment of the value (determined as provided below) of his Jersey Common Stock if the Merger is consummated. Holders of Jersey Preferred Stock who enter into Conversion Agreements are granted equivalent rights to dissent in respect of the shares of Jersey Common Stock received by them under conversion.

      Any shareholder of Jersey who contemplates exercising the right to dissent is urged to read carefully the applicable provisions of Section 140 which are attached as Appendix D to this Proxy Statement. In order to dissent, a shareholder of Jersey must not vote to approve the merger. The following is a summary of the steps to be taken if the right to dissent is to be exercised. This summary is qualified in its entirety by the full text of Appendix D to this Proxy Statement.

      Each step must be taken in the indicated order and in strict compliance with the applicable provisions of Section 140 in order to perfect dissenter's rights. Any deviations from such steps may result in the forfeiture of dissenter's rights.

      Jersey shareholders whose shares are represented by proxies that are returned signed but unmarked as to voting instructions will be voted in favor of the Merger and, unless revoked (as described in "The Meeting -- Solicitation, Voting and Revocation of Proxies"), will have waived their right to dissent.

      Shareholders of Jersey who desire to dissent from the Merger and receive the value of their shares of Jersey Common Stock in cash after the consummation of the Merger must give notice of dissent in writing by registered mail or delivered personally to Jersey (addressed to Clyde Britt, The Jersey Bank For Savings, 2-8 South Kinderkamack Road, Montvale, New Jersey 07645-0333) which notice MUST BE RECEIVED BY JERSEY NO LATER THAN MAY 22, 1998, THE DAY THREE BUSINESS DAYS PRIOR TO THE MEETING (a shareholder of Jersey who satisfies the foregoing requirements will hereinafter be referred to as a "Dissenting Shareholder").

      Additionally, each Dissenting Shareholder must, within 30 days after the consummation of the Merger, notify Interchange Bank in writing that such Dissenting Shareholder desires to receive from Interchange Bank the value of such Dissenting Shareholder's shares and Interchange Bank may, within 10 days of such Dissenting Shareholder's demand for payment, offer to pay such Dissenting Shareholder, in cash, an amount equal to the shares of Jersey owned by such Dissenting Shareholder. Such demand must be given in writing by registered mail or personally delivered to Interchange Bank, Park 80 West/Plaza Two, Saddle Brook, New Jersey 07663, attn: Anthony S. Abbate, President.

      If the Dissenting Shareholder fails to accept the Interchange Bank offer of payment, the Dissenting Shareholder may, within 3 weeks after his or her receipt of Interchange's offer, or if Interchange Bank did not make an offer, within 3 weeks after the day on which the Dissenting Shareholder made his or her demand for payment, institute an action in the Superior Court of New Jersey for the appointment of a group of three appraisers to determine the value of the Dissenting Shareholder's shares as of the day of the consummation of the Merger. The appraisers will value such shares in accordance with Section 140. The valuation agreed upon by any two of the three appraisers shall govern. The costs of the appraisers shall be paid by Interchange Bank.

                    PRO FORMA COMBINED FINANCIAL INFORMATION

      The following unaudited pro forma combined financial information presents the Pro Forma Combined Condensed Statement of Condition of Interchange and Jersey at December 31, 1997, giving effect to the Merger as if it had been consummated at such date. Also presented are the Pro Forma Combined Condensed Statements of Income for years ended December 31, 1997, 1996, 1995, giving effect to the Merger as if it was consummated on January 1 of each year. For the purpose of the Pro Forma Unaudited Combined Balance Sheet, the assumption is that the transaction had been consummated as of December 31, 1997. The unaudited pro forma financial information is based on the historical financial statements of Interchange and Jersey after giving effect to the Merger under the pooling-of-interests method of accounting and based upon the assumptions and adjustments contained in the accompanying Notes to Pro Forma Combined Condensed Financial Statements.

      The unaudited pro forma financial information has been prepared by Interchange's management based upon the historical financial statements and related notes thereto of Interchange and Jersey contained herein or incorporated herein by reference. The unaudited pro forma financial information should be read in conjunction with such historical financial statements and notes. The Pro Forma Combined Condensed Statements of Income are not necessarily indicative of operating results which would have been achieved had the Merger been consummated as of the beginning of the periods for which such data are presented and should not be construed as being representative of future periods.

      The pro forma information does not include certain nonrecurring charges incurred in conjunction with the merger subsequent to December 31, 1997. These expenses are directly attributable to the merger and are expected to be included in income within the next 12 months. The expenses are estimated to be $624 thousand, net of taxes of $351 thousand. As of December 31, 1997, no material expenses were incurred that were directly related to the merger.

                  PRO FORMA COMBINED BALANCE SHEETS (unaudited)
                                December 31, 1997
                                 (in thousands)

                                                                                        Pro Forma        Interchange
                                                                                       Adjustments       and Jersey
                                                         Interchange      Jersey           (1)            Combined
                                                        ------------     ---------     -----------        ---------
Assets
Cash and due from banks                                   $ 17,797        $ 1,418            --           $  19,215
Interest-bearing deposits in other banks                      --            1,968            --               1,968
Federal funds sold                                           8,400          7,000            --              15,400
                                                          --------        -------        --------         ---------
Total cash and cash equivalents                             26,197         10,386            --              36,583
                                                          --------        -------        --------         ---------
Securities held to maturity at amortized cost               46,370         14,072            --              60,442
                                                          --------        -------        --------         ---------
Securities available for sale at estimated market value     61,257         14,299            --              75,556
                                                          --------        -------        --------         ---------
Loans                                                      401,854         36,418            --             438,272
Less:  Allowance for loan losses                             4,893            338            --               5,231
                                                          --------        -------        --------         ---------
Net loans                                                  396,961         36,080            --             433,041
                                                          --------        -------        --------         ---------
Premises and equipment, net                                  7,871          1,677            --               9,548
Accrued interest receivable and other assets                 9,381            498            --               9,879
                                                          --------        -------        --------         ---------
Total assets                                              $548,037        $77,012            --           $ 625,049
                                                          ========        =======        ========         =========
Liabilities
Deposits
    Noninterest bearing                                   $ 92,145        $ 3,308            --           $  95,453
    Interest bearing                                       378,548         66,764            --             445,312
                                                          --------        -------        --------         ---------
Total deposits                                             470,693         70,072            --             540,765
                                                          --------        -------        --------         ---------
Securities sold under agreements to repurchase              13,027           --              --              13,027
Accrued interest payable and other liabilities               4,668            580            --               5,248
Long-term borrowings                                         9,879           --              --               9,879
                                                          --------        -------        --------         ---------
Total liabilities                                          498,267         70,652            --             568,919
                                                          --------        -------        --------         ---------
Commitments and contingent liabilities
Stockholders' equity
Preferred stock                                               --              368        $   (368)               (0)
Common stock                                                 4,811          2,279          (1,694)            5,396
Capital surplus                                             15,836          2,655           2,062            20,553
Retained earnings                                           29,698          1,004            --              30,702
Unrealized gain-securities available for
  sale, net of tax effect                                    1,131             54            --               1,185
                                                          --------        -------        --------         ---------
                                                            51,476          6,360            --              57,836
Less:  Treasury stock                                        1,706           --              --               1,706
                                                          --------        -------        --------         ---------
Total stockholders' equity                                  49,770          6,360            --              56,130
                                                          --------        -------        --------         ---------
Total liabilities and stockholders' equity                $548,037        $77,012            --           $ 625,049
                                                          ========        =======        ========         =========

------------
(1) The pro forma adjustments represent the difference between the stated value of Interchange and Jersey stock and the conversion of Jersey preferred stock as per the Merger Agreement.

                PRO FORMA COMBINED STATEMENTS OF INCOME (unaudited)
                      For the Year Ended December 31, 1997
                      (in thousands except per share data)

                                                         Pro Forma   Interchange
                                                        Adjustments  and Jersey
                                  Interchange  Jersey       (1)      Combined
                                  -----------  -------   ----------  ---------

Total interest income               $40,175     $5,152         --      $45,327
Total interest expense               15,533      3,023         --       18,556
                                    -------     ------    --------     -------
Net interest income                  24,642      2,129         --       26,771

Provision for loan losses             1,630         23         --        1,653
                                    -------     ------    --------     -------
Net interest income after
 provision for loan losses           23,012      2,106         --       25,118
                                    -------     ------    --------     -------

Total noninterest income              4,596        166         --        4,762
Total noninterest expenses           15,984      1,686         --       17,670
                                    -------     ------    --------     -------
Income before income taxes           11,624        586         --       12,210

Income taxes                          4,068        217         --        4,285
                                    -------     ------    --------     -------
Net income                          $ 7,556     $  369         --      $ 7,925
                                    =======     ======    ========     =======

Weighted Average Common Shares
   Outstanding                        6,386        434                   7,133

Basic earnings per common share      $ 1.18     $ 0.75                 $  1.11
                                     ======     ======                 =======

Diluted earnings per common share    $ 1.17     $ 0.73                 $  1.10
                                     ======     ======                 =======

------------
(1) The historical earnings per share of Interchange and Jersey have been restated to give retroactive effect to Interchange's 3 for 2 stock split effective April 17, 1998, and the conversion of Jersey preferred stock to common stock.

               PRO FORMA COMBINED STATEMENTS OF INCOME (unaudited)
                      For the Year Ended December 31, 1996
                      (in thousands except per share data)

                                                          Pro Forma  Interchange
                                                         Adjustments  and Jersey
                                   Interchange  Jersey       (1)       Combined
                                   -----------  -------   ----------  ---------
Total interest income                $37,284     $4,114         --     $41,398
Total interest expense                14,599      2,380         --      16,979
                                     -------     ------    ---------   -------
Net interest income                   22,685      1,734         --      24,419
Provision for loan losses                700         47         --         747
                                     -------     ------    ---------   -------
Net interest income after
  provision for loan losses           21,985      1,687         --      23,672
                                     -------     ------    ---------   -------
Total noninterest income               4,118        135         --       4,253
Total noninterest expenses            16,228      1,292         --      17,520
                                     -------     ------    ---------   -------
Income before income taxes             9,875        530         --      10,405
Income taxes                           3,456        198         --       3,654
                                     -------     ------    ---------   -------
Net income                           $ 6,419     $  332         --     $ 6,751
                                     =======     ======    =========   =======

Weighted Average Common Shares
  Outstanding                          6,386        426                  7,124

Basic earnings per common share       $ 1.01     $ 0.67                $  0.95
                                      ======     ======                =======
Diluted earnings per common share     $ 1.00     $ 0.67                $  0.94
                                      ======     ======                =======

-----------
(1) The historical earnings per share of Interchange and Jersey have been restated to give retroactive effect to Interchange's 3 for 2 stock split effective April 17, 1998, and the conversion of Jersey preferred stock to common stock.

               PRO FORMA COMBINED STATEMENTS OF INCOME (unaudited)
                      For the Year Ended December 31, 1995
                      (in thousands except per share data)

                                                         Pro Forma   Interchange
                                                        Adjustments  and Jersey
                                Interchange   Jersey        (1)       Combined
                                -----------   ------     ---------    --------
Total interest income            $36,995      $3,765          --       $40,760
Total interest expense            15,150       2,055          --        17,205
                                 -------      ------     ---------     -------
Net interest income               21,845       1,710          --        23,555
Provision for loan losses          1,200          39          --         1,239
                                 -------      ------     ---------     -------
Net interest income after
  provision for loan losses       20,645       1,671          --        22,316
                                 -------      ------     ---------     -------
Total noninterest income           4,459         126          --         4,585
Total noninterest expenses        15,531       1,176          --        16,707
                                 -------      ------     ---------     -------
Income before income taxes         9,573         621          --        10,194
Income taxes                       3,293         218          --         3,511
                                 -------      ------     ---------     -------
Net income                       $ 6,280      $  403          --       $ 6,683
                                 =======      ======     =========     =======
Weighted Average Common
  Shares Outstanding               6,372         428                     7,113
Basic earnings per
  common share                   $  0.97      $ 0.83                   $  0.93
                                 =======      ======                   =======
Diluted earnings per
  common share                   $  0.97      $ 0.81                   $  0.92
                                 =======      ======                   =======

------------
(1) The historical earnings per share of Interchange and Jersey have been restated to give retroactive effect to Interchange's 3 for 2 stock split effective April 17, 1998, and the conversion of Jersey preferred stock to common stock.

                           THE JERSEY BANK FOR SAVINGS

Business of Jersey

      Jersey, which is a savings bank chartered under the laws of New Jersey, engages in the business of commercial and consumer banking. As a community bank, Jersey offers a wide range of services to individuals, small businesses and not-for-profit organizations, including demand, savings and time deposits and commercial and consumer/installment loans, principally in Northeastern Bergen County, New Jersey. Jersey, which commenced operations on January 19, 1989, conducts its operations through its main office located in Borough of Montvale, New Jersey and through one branch office located in River Edge, New Jersey (which was opened in September 1996). Jersey is a non-member bank (i.e. is not a member of the Federal Reserve System) and its deposits are insured up to applicable legal limits by the FDIC. At December 31, 1997, Jersey had total assets, deposits and shareholders' equity of approximately $77.0 million, $70.1 million and $6.4 million, respectively.

      Since its inception, Jersey has experienced significant growth primarily due to an increase in deposits. Jersey's strategy has been to pursue deposit growth as the primary source of funds for its lending and investment activities while at the same time maintaining a strong capital position. Jersey has sought to encourage this growth by providing a high level of personal service as well as an attractive array of deposit programs.

      Jersey's business is subject to periodic fluctuations based on general national and local and economic conditions. The fluctuations are neither predictable nor controllable and may have material adverse consequences on the operation and financial condition of Jersey even if other favorable events occur. Jersey's financial condition is especially subject to fluctuations in the economic conditions prevailing in New Jersey where both of its branches are located.

      Lending

      Jersey engages in a wide variety of lending activities which are primarily categorized as residential mortgage lending. Sources to fund Jersey's loans are derived primarily from deposits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Jersey -- Deposits, -- Interest Rate Sensitivity and -- Liquidity."

      Jersey presently generates all of its loans in the State of New Jersey with a significant portion in Northeastern Bergen County. At December 31, 1997, Jersey's loan portfolio totaled $36.4 million and its lending limit to one borrower under applicable regulations was approximately $950 thousand or 15% of capital. Loans secured by 1-4 family residential properties comprised approximately $26.1 million or 71.7% of Jersey's loan portfolio.

      Loans are generated through Jersey's marketing efforts, its present customers, walk-in customers and referrals. Jersey has been able to maintain high overall credit quality through the establishment and observance of prudent lending policies and practices. Jersey has established a written loan policy for each of its categories of loans. These loan policies have been adopted by Jersey's Board of Directors and are reviewed periodically. All loans to directors (and their affiliates) must be approved by Jersey's Board of Directors.

      In managing the growth of its loan portfolio, Jersey has focused on: (i) the application of prudent underwriting criteria; (ii) establishing internal lending limits below Jersey's legal lending authority; (iii) active involvement by Jersey's senior management and Board of Directors in the loan approval process; and (iv) active monitoring of loans to ensure the repayments are made in a timely manner and to identify potential problem loans. For discussion of other aspects of Jersey's business see "--Management's Discussion and Analysis of Financial Condition and Results of Operations --Deposits --Loan Portfolio."

      Competition

      Jersey experiences substantial competition in attracting and retaining deposits and in making loans. Jersey competes with savings banks, savings and loan associations, and commercial banks, as well as with regional and national insurance companies and non-bank banks, regulated small loan companies and local credit unions, regional and national issuers of money market funds and corporate and government borrowers. The primary factors affecting competition for deposits are interest rates, the quality and range of financial services offered and the convenience of office locations and office hours. The primary factors in competing for loans are interest rates, loan origination fees and the quality and range of lending services offered. Other factors which affect competition include the general availability of lendable funds and credit, general and local economic conditions and the quality of service provided to customers.

      In New Jersey generally, and in Jersey's Northeastern Bergen County market in particular, large commercial banks, as well as savings banks and savings and loan associations, dominate the banking and thrift industries. By virtue of their larger capital, asset size and/or reserves, many such institutions have substantially greater lending limits and other resources than Jersey. In addition, many such institutions are empowered to perform a wider ranger of services, including trust services, than Jersey is empowered to perform.

      In addition to having established deposit bases and loan portfolios, these institutions, particularly the large regional commercial and savings banks, have the ability to finance extensive advertising campaigns and to allocate considerable resources to locations and products perceived as profitable. These institutions also have larger lending limits (ceilings on credit a bank may provide a single customer that are linked to the institution's capital) and, in certain cases, lower funding costs (the price a bank must pay for deposits and other borrowed monies used to make loans to customers). Jersey's legal lending limit to one borrower or group of affiliated borrowers is 15% of Jersey's capital, which lending limit equaled approximately $950 thousand as of December 31, 1997. Accordingly, the size of loans which many of Jersey's competitors with greater capitalization may offer is larger than Jersey's.

      Employees

      As of December 31, 1997, Jersey had 20 full-time equivalent employees. Jersey employees do not have a collective bargaining agreement. Jersey believes its relationship with its employees to be satisfactory.

      Legal Proceedings

      Jersey is not presently involved in any legal proceedings which Jersey's management believes to be material to its financial condition or results of operations. As the nature of Jersey's business involves providing certain financial services, the collection of loans and the enforcement and validity of mortgages and other liens, Jersey is a plaintiff or defendant in various legal proceedings which may be considered as arising in the ordinary course of business.

      Premises

      Jersey owns in fee simple its branch office location in River Edge. The property is not subject to any commercial liens. Jersey leases its 3,000 square foot principal office in Montvale, New Jersey. The current annual rental of $65 thousand is subject to periodic adjustment. The lease expires in 2000 with renewal options available for 5 five-year periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations

      This section presents management's discussion and analysis of the financial condition and results of operations of The Jersey Bank For Savings ("Jersey"). The discussion and analysis cover the financial condition of Jersey at December 31, 1997 and 1996, and results of operations for the twelve months ending December 31, 1997, 1996 and 1995. Please review the discussion and analysis in conjunction with the financial statements and notes thereto included elsewhere in this Proxy Statement-Prospectus.

      General

      Jersey's results of operations depend primarily on its net interest income, which is the difference between interest income on its interest-earning assets, such as loans and investment securities, and the interest paid on its interest-bearing liabilities, such as its deposits. The amount of net interest income is a function of the difference between the weighted average rate received on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, as well as the average level of interest-bearing assets as compared with that of interest-bearing liabilities. Net income is also affected by the amount of non-interest income and by operating expenses. Interest rates are highly sensitive to many factors, including domestic and international economic and political conditions and governmental monetary policies. Conditions such as inflation, recession, unemployment, money supply, international disorders and other factors beyond the control of Jersey may affect interest rates and adversely affect Jersey's operations.

      Financial Condition

      Total assets were $77.0 million and $67.8 million at December 31, 1997 and December 31, 1996, respectively. Growth in deposits has provided virtually all of the funding for the growth in total assets during the relevant periods. Deposits were $70.1 million and $61.6 million at December 31, 1997 and December 31, 1996, respectively. Jersey's net loan portfolio was $36.1 million and $32.0 million at December 31, 1997 and December 31, 1996, respectively. The growth in the total loan portfolio was attributable to an increase in business development activities.

      Investment securities were $28.4 million and $24.7 million at December 31, 1997 and December 31, 1996, respectively. Mortgage-backed securities were $25.0 million and $20.4 million at December 31, 1997 and December 31, 1996, respectively. The growth in the mortgage-backed security portfolio was part of Jersey's interest rate risk strategy. With regard to the mortgage-backed securities as of December 31, 1997, Jersey had $10.9 million classified as available for sale and $14.1 million classified as held to maturity. As of December 31, 1996, Jersey had $8.1 million classified as available for sale and $12.3 million classified as held to maturity.

      Overnight Federal funds sold totaled $7.0 million and $6.0 million at December 31, 1997 and December 31, 1996, respectively.

      Shareholders' equity was $6.4 million and $5.7 million at December 31, 1997 and December 31, 1996, respectively. The growth in shareholders' equity was primarily attributable to net income of $369 thousand augmented by the issuance of 8,492 shares of common stock under Jersey's dividend reinvestment plan and the exercise of options for 15,400 shares of common stock.

      Results of Operations

      1997 was a positive year for Jersey, highlighted by significant loan growth and improved earnings. Rapid growth of Jersey's River Edge branch, which opened in September 1996, contributed to a better earnings performance.

      Net income for the year ended December 31, 1997, was $369 thousand as compared with $332 thousand in 1996, an increase of 11.1%. For the same period basic earnings per common share rose 11.9% to $0.75 from $0.67 in 1996. Jersey's relevant earnings performance measures showed mixed results. Jersey's returns on average equity and average assets were 6.20% and 0.49%, respectively, in 1997 compared to 5.90% and 0.55%, respectively, in 1996.

      An increase in net interest income of $395 thousand or 22.8%, compared to the previous year, favorably affected 1997's earnings. The improvement resulted from strong loan growth and an increase in the taxable investment securities portfolio. Average total loans increased $6.4 million or 22.6%, while average taxable investment securities increased $6.5 million or 29.4%. (See table on following page: Average Balance Sheets and Analysis of Net Interest Earnings.)

      A significant increase in interest-bearing demand deposits and time deposits partially offset the benefit realized through the growth of interest-earning assets mentioned above. Average interest-bearing demand deposits increased $2.0 million or 55.0%, while average time deposits increased $9.1 million or 27.5%. As a result there was a nominal decrease of two basis points in the net interest margin, falling to 2.97% in 1997.

      A $394 thousand or 30.5% increase in noninterest expenses attributed to business expansion and other nonrecurring expenses adversely affected 1997's net income. Business expansion included the addition of a senior loan officer and expenses associated with operating Jersey's new branch and administrative office for the entire year. Those expenses added approximately $292 thousand to noninterest expenses. The difference, $102 thousand, resulted from nonrecurring expenses. Nonrecurring expenses included charges associated with an unsuccessful attempt to acquire another branch location and merger related expenses. Jersey surpassed the projected deposit break-even point for its new branch office during 1997. Management therefore expects that subsequent deposits will contribute an incremental benefit to earnings.

      In 1996, Jersey reported net income of $332 thousand or $0.67 basic earnings per common share, as compared to $403 thousand or $0.83 basic earnings per common share in 1995. Jersey's return on average equity and average assets were 5.90% and 0.55%, respectively, in 1996 as compared to 7.54% and 0.75%, respectively, in 1995.

          Average Balance Sheets and Analysis of Net Interest Earnings
                             (dollars in thousands)

                                               Year Ended                      Year Ended                       Year Ended
                                           December 31, 1997                December 31, 1996               December 31, 1995
                                      -----------------------------   ------------------------------   -----------------------------
                                                Interest                        Interest                         Interest
                                      Average   Income/    Yield/     Average   Income/    Yield/      Average   Income/    Yield/
                                      Balance $ Expense $  Cost %     Balance $ Expense $  Cost %      Balance $ Expense $  Cost %
                                      --------- --------- ---------   --------- --------- ----------   --------- --------- ---------
ASSETS:
Interest-earning assets:
  Loans:
    Real Estate                         33,080     2,646     8.00     27,294      2,189     8.02         25,439     2,070     8.14
    Installment                            997        95     9.53        560         44     7.86            476        43     9.03
    Other                                  420        47    11.19        275         22     8.00            193        15     7.77
  Taxable investment securities         28,674     1,920     6.70     22,161      1,452     6.55         20,721     1,332     6.43
  Interest-earning deposits in           1,769        78     4.41      2,185        104     4.76          2,160       102     4.72
   other banks
  Federal funds sold                     6,631       366     5.52      5,594        303     5.42          3,432       203     5.91
                                      --------- ---------           ---------  ---------                --------- ---------
Total interest-earning assets           71,571     5,152     7.20     58,069      4,114     7.08         52,421     3,765     7.18
                                      --------- ---------           ---------  ---------                --------- ---------
Noninterest-earning assets:
  Cash and due from banks                1,265                         1,213                                881
  Allowance for loan losses
   and deferred
  Loan fees                               (377)                         (350)                              (333)
  Other assets                           2,320                         1,749                                797
                                      ---------                     ---------                          ---------
TOTAL ASSETS                            74,779                        60,681                             53,766
                                      =========                     =========                          =========

LIABILITIES AND SHAREHOLDERS'
EQUITY:
Interest-bearing liabilities:
  Interest-bearing demand deposits       5,634       112     1.99      3,634         42     1.16           3,102        32     1.03
  Savings deposits                      17,637       544     3.08     16,046        498     3.10          16,596       522     3.15
  Time deposits                         42,211     2,367     5.61     33,102      1,840     5.56          26,973     1,501     5.56
                                      --------- ---------           ---------  ---------                --------- ---------
Total interest-bearing liabilities      65,482     3,023     4.62     52,782      2,380     4.51          46,671     2,055     4.40
                                      --------- ---------           ---------  ---------                --------- ---------

Noninterest-bearing liabilities:
  Demand deposits                        2,769                         1,811                               1,412
  Other liabilities                        578                           465                                 341
Shareholders' Equity                     5,950                         5,623                               5,342
                                      ---------                     ---------                           ---------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                    74,779                        60,681                              53,766
                                      =========                     =========                           =========

Net interest income/Net interest spread            2,129     2.58                 1,734     2.57                     1,710     2.78
                                                =========                      =========                          =========
Net yield on interest-earning assets                         2.97                           2.99                               3.26

      Net interest income in 1996 increased $24 thousand or 1.4%, as compared to 1995. Average total loans increased $2.0 million or 7.7%, while average taxable investment securities increased $1.4 million or 7.0%.

      Average time deposits increased $6.1 million or 22.7%, putting pressure on net interest income. The net interest margin reacted negatively to the increase in interest expense relative to interest income. The net interest margin slipped to 2.99% in 1996, from 3.26% a year earlier.

      A $116 thousand or 9.9% increase in noninterest expenses resulted from business expansion during 1996. Expanding the staff to operate the new office plus three months of occupancy expense contributed most of the increase in noninterest expenses.

      Net Interest Income

      The following table presents changes in interest income and interest expense by major asset and liability category for 1997 and 1996. It illustrates the impact of average volume growth (estimated according to prior year rates) and rate changes (estimated on the basis of prior year volumes). An allocation based on the relationship of changes in volume and changes in rates apply when there are changes not due solely to changes in either volume or rates. Interest-earning assets include nonaccrual loans; computation of the average rate earned on the loan portfolio includes any interest received on such loans.

                 Changes in Interest Income and Interest Expense
                             (dollars in thousands)

                                                  For the Year Ended                   For the Year Ended
                                             December 31, 1997 compared to        December 31, 1996 compared to
                                                   December 31, 1996                    December 31, 1995
                                                  Increase (Decrease)                  Increase (Decrease)
                                                   Due to Change in                     Due to Change in
                                            --------------------------------     --------------------------------
                                            Average    Average                    Average    Average
                                            Volume $    Rate $      Net $        Volume $     Rate $     Net $
                                            ---------  ---------   ---------     ----------  ---------  ---------
INTEREST INCOME:
Loans:
  Real Estate                                    464         (7)        457            151        (32)       119
  Installment                                     34         17          51              8         (7)         1
  Other                                           12         13          25              6          1          7
Taxable investment securities                    427         41         468             93         27        120
Interest-earning deposits in                     (20)        (6)        (26)             1          1          2
 other banks
Federal funds sold                                56          7          63            128        (28)       100
                                            ---------  ---------   ---------     ----------  ---------  ---------
Total interest-earning assets                    973         65       1,038            387        (38)       349
                                            ---------  ---------   ---------     ----------  ---------  ---------
INTEREST EXPENSE:
Interest-bearing demand deposits                  23         47          70              5          5         10
Savings deposits                                  49         (3)         46            (17)        (7)       (24)
Time deposits                                    506         21         527            341         (2)       339
                                            ---------  ---------   ---------     ----------  ---------  ---------
Total interest-bearing liabilities               578         65         643            329         (4)       325
                                            ---------  ---------   ---------     ----------  ---------  ---------
Net change in net interest income                395          -         395             58        (34)        24
                                            =========  =========   =========     ==========  =========  =========



      Interest income totaled $5.2 million in 1997, an increase of $1.1 million or 25.2% from $4.1 million in 1996. The increase was almost exclusively due to an increase in the average volume of loans and taxable investment securities. The average balance of residential and commercial mortgage loans totaled $31.2 million in 1997, compared to $26.8 million in 1996, an increase of $4.4 million or 16.4%. The average yield on all interest-earning assets was 7.20% in 1997 as compared to 7.08% in 1996, an increase of 12 basis points.

      Interest expense totaled $3.0 million in 1997, an increase of $643 thousand or 27.0% from $2.4 million in 1996. The increase was almost entirely due to an increase in the average volume of time deposits. The average balance of time deposits was $42.2 million in 1997, compared to $33.1 million in 1996, an increase of $9.1 million or 27.5%. The average balance of interest-bearing demand deposits was $5.6 million in 1997, compared to $3.6 million in 1996, an increase of $2.0 million or 55.0%. A new interest-bearing demand deposit account introduced in late 1996 fueled the growth. However, more than two-thirds of the increase in interest expense attributed to this type of account resulted from an increase in average rate due to its rate-tiered structure, rather than average volume. The average cost of all interest-bearing liabilities was 4.62% in 1997, as compared to 4.51% in 1996, an increase of 11 basis points.

      In 1996, interest income was $4.1 million, an increase of $349 thousand or 9.3% from $3.8 million in 1995. The increase was almost exclusively due to an increase in the average volume of loans and taxable investment securities. A 63.0% increase in average volume for federal funds sold also contributed to the increase in interest income. Interest income suffered with respect to average rate in 1996 compared to 1995. The average yield on all interest-earning assets was 7.08% in 1996 as compared to 7.18% in 1995, a decrease of 10 basis points.

      In 1996, interest expense totaled $2.4 million, an increase of $325 thousand or 15.8% from $2.1 million in 1995. The increase was almost entirely due to an increase in the average volume of time deposits. The average cost of all interest-bearing liabilities was 4.51% in 1996, as compared to 4.40% in 1995, an increase of 11 basis points.

      See "-- Interest Rate Sensitivity"

      Income Taxes

      In 1997, income taxes amounted to $217 thousand as compared to $198 thousand and $218 thousand for 1996 and 1995, respectively. The effective tax rate in 1997 was 37.0% as compared to 37.4% and 35.1% for 1996 and 1995, respectively.

      New Pronouncements

      The Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," in June 1997. This statement is effective for years beginning after December 15, 1997. Statement No. 130 requires entities that present a complete set of financial statements to include the components of comprehensive income. Comprehensive income consists of net income or loss for the current period and revenues, expenses, gains and losses that bypass the income statement and are reported as a component of equity. The effect of adopting Standard No. 130 is not expected to be material to Jersey's results of operations or financial position.

      Also in June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," that is effective for all periods beginning after December 15, 1997. Statement No. 131 requires that public companies report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public companies report certain information about their products and services, the geographic areas in which they operate, and their major customers. Management is currently evaluating the disclosures impact of SFAS No. 131 on its financial statements and has not determined if it has any reportable segments.

      Effects of Inflation and Changing Prices

      The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles that require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

      Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same magnitude as the price of goods and services.

      Loan Quality

      The  following  table  provides an analysis of the  allocation of Jersey's allowance for loan losses. Additions to the general reserve represent management's best estimate of the risk of future losses in the loan portfolio. Factors considered include: growth in the loan portfolio; the condition of borrowers; changes in the value of underlying collateral; past loss experience and economic conditions.

                   Allocation of the Allowance for Loan Losses
                             (dollars in thousands)

                                                                       At December 31,
                          ----------------------------------------------------------------------------------------------------------
                                  1997                  1996                 1995                  1994                  1993
                          --------------------  --------------------  -------------------  --------------------  -------------------
                          Amount $   Loans %    Amount $    Loans %   Amount $   Loans %   Amount $   Loans %    Amount $   Loans %
                          ---------  ---------  ----------  --------  ---------  --------  ---------  ---------  ---------  --------
BALANCE AT YEAR-END
APPLICABLE TO:
Commercial, financial &
 agricultural                   --        0.04           6      1.86          5      2.04         --         --         --      0.00
Real estate - Construction      77        6.19          10      4.29         15      3.88         23       5.22         15      3.71
Real estate - Mortgage         223       91.10         271     90.26        243     92.45        182      92.84        162     94.24
Installment loans to
 individuals                    21        2.67          28      3.59         13      1.63         11       1.94          7      2.05
Unallocated                     17         N/A          --       N/A          3       N/A         24        N/A         16       N/A
                          ---------  ---------  ----------  --------  ---------  --------  ---------  ---------  ---------  --------
Total allowance for
 loan losses                   338      100.00      315       100.00        279    100.00        240     100.00        200    100.00
                          =========  =========  ==========  ========  =========  ========  =========  =========  =========  ========

      The allocation table provides information only and may not be indicative of where in the portfolio future loan losses will occur.

      The following table provides an analysis of Jersey's loan loss experience. Additions to the general loan loss reserve occur on a monthly basis to keep pace with growth in the loan portfolio.

                    Analysis of the Allowance for Loan Losses
                              (dollar in thousands)

                                                                  At December 31,
                                      ------------------------------------------------------------------------
                                        1997            1996            1995           1994            1993
                                      ----------      ---------       ---------      ----------      ---------
                                      Amount $        Amount $        Amount $       Amount $        Amount $
                                      ----------      ---------       ---------      ----------      ---------
Balance at beginning of the year            315            279             240             200            150
Charge-offs:
  Installment loans to individuals           --             11              --              --             --
                                      ----------      ---------       ---------      ----------      ---------
Total charge-offs                            --             11              --              --             --
                                      ----------      ---------       ---------      ----------      ---------
Recoveries                                   --             --              --              --              -
Additions charged to operations              23             47              39              40             50
                                      ----------      ---------       ---------      ----------      ---------
Balance at end of the year                  338            315             279             240            200
                                      ==========      =========       =========      ==========      =========
Ratio of net charge-offs to
average loans outstanding                    --           0.04%             --              --             --

Allowance for loan losses at
year-end to net loans
outstanding at year-end                    0.94%          0.99%           1.07%           1.00%          1.10%

Allowance for loan losses at
year-end to nonperforming loans
at year-end                                 N/A          71.11%            N/A             N/A            N/A

      Loan loss provisions for 1997 amounted to $23 thousand, a decrease of $24 thousand from the previous year. The absence of any charge-offs in 1997 plus Jersey receiving payment in full for two nonaccrual loans allowed Jersey to reduce its 1997 provision to the loan loss reserve by 51.1%.

      In 1996, the loan loss provision was $47 thousand, an increase of $8 thousand from 1995. In 1996, Jersey experienced for the first time the classification of two loans; each received a substandard rating. Jersey's only charge-off also occurred in 1996. As of year-end, nonaccrual loans totaled $443 thousand; the allowance for loan losses represented 71.1% of nonaccrual loans.

      Jersey's management maintains a "watchlist" system that provides the board of directors with an early warning of potential problem loans. These loans may not be delinquent currently, but either past due at least once in the past six months or there is an anticipated deterioration in the quality of the loan sometime in the future. The table found on the following page quantifies nonaccrual, past due and restructured loans over the previous five years. As of December 31, 1997, disclosed in the table are any loans considered by Jersey's management to have serious problems.

                   Nonaccrual, Past Due and Restructured Loans
                             (dollars in thousands)

                                                              At December 31,
                                          -----------------------------------------------------
                                             1997       1996        1995      1994       1993
                                           --------   --------   --------   --------   --------
                                           Amount $   Amount $   Amount $   Amount $   Amount $
                                           --------   --------   --------   --------   --------
NONACCRUAL LOANS:
Real estate - Mortgage                         --         443        --         --         --
                                           --------   --------   --------   --------   --------
Total nonaccrual loans                         --         443        --         --         --
                                           --------   --------   --------   --------   --------
LOANS PAST DUE 90 DAYS OR MORE
AND STILL ACCRUING:                            --        --          --         --         --
                                           --------   --------    --------   --------  --------
TROUBLED DEBT RESTRUCTURINGS:                  --        --          --         --         --
                                           --------   --------    --------   --------  --------
Total nonperforming loans                      --         443        --         --         --
                                           ========   ========    ========   ========  ========
Total nonperforming assets                     --         443        --         --         --
                                           ========   ========    ========   ========  ========
Nonaccrual loans to total loans, net           --        1.39%       --         --         --
Nonperforming loans to total loans, gross      --        1.37%       --         --         --
Nonperforming loans to total loans, net        --        1.39%       --         --         --
Nonperforming loans to total assets            --        0.65%       --         --         --
Nonperforming assets to total assets           --        0.65%       --         --         --

      At December 31, 1997, 1995, 1994 and 1993, there were no nonaccrual, past due or restructured loans.

      Loan Portfolio

      During  1997,  Jersey  continued  to  experience  strong loan  growth.  At
December 31, 1997, gross loans outstanding amounted to $36.4 million, an increase of $4.1 million or 12.9% over the previous year. Within the largest category of loans, real estate mortgages, the distribution was as follows: first and second mortgages on 1-4 family residential properties, $26.1 million; first mortgages on multi-family properties, $921 thousand; first mortgages on nonresidential properties, $6.2 million. Approximately $17.0 million of the residential first mortgages were one, three or five year adjustable rate loans.

      In 1996, gross loans outstanding increased $5.9 million to $32.3 million, an increase of 22.2% compared to 1995. Within the largest category of loans, real estate mortgages, the distribution was as follows: first and second mortgages on 1-4 family residential properties, $23.7 million; first mortgages on multi-family properties, $955 thousand; first mortgages on nonresidential properties, $4.4 million. Approximately $16.0 million of the residential first mortgages were one, three or five year adjustable rate loans.

      The table on the following page provides a distribution of the loan portfolio for each of the previous five years. There is also a reconciliation of loan types to the loan categories shown earlier in the average balance sheets.

                                 Loan Portfolio
                             (dollars in thousands)

                                                                       At December 31,
                            --------------------------------------------------------------------------------------------------------
                              1997                  1996                   1995                  1994                   1993
                            -------------------  -------------------  -------------------  --------------------  -------------------
                            Amount $  Percent %  Amount $  Percent %   Amount $  Percent %  Amount $  Percent %  Amount $  Percent %
                            -------- ---------   --------  ---------   -------- ----------  --------  ---------  --------  ---------
TYPES OF LOANS:
Commercial, financial
 & agricultural                  13      0.04        599       1.86       539      2.04          -          -         -         -
Real estate - Construction    2,255      6.19      1,385       4.29     1,025      3.88       1,263       5.22       685      3.71
Real estate - Mortgage       33,177     91.10     29,125      90.26    24,411     92.45      22,441      92.84    17,394     94.24
Installment loans to
 individuals                    973      2.67      1,158       3.59       431      1.63         470       1.94       379      2.05
                            --------  --------  ---------  ---------  --------  --------   ---------  ---------  --------  --------
Total loans outstanding,
 gross                       36,418    100.00     32,267     100.00    26,406    100.00      24,174     100.00    18,458    100.00
                            --------  ========  ---------  =========  --------  ========   ---------  =========   -------- ========
Less: Allowance for
 loan losses                   (338)                (315)               (279)                  (240)                  (200)
                            --------            ---------             --------             ---------              ---------

Total loans outstanding,
 net                         36,080               31,952              26,127                23,934                 18,258
                            ========            =========             ========             =========              =========

      The following schedule sets forth the maturity distribution of Jersey's loan portfolio as of December 31, 1997. The table categorizes the loans as shown in the previous table. Within one year, $9.5 million of the loan portfolio will reprice to market interest rates. Between one year and five years, an additional $18.0 million will reprice to market interest rates. The remaining $8.9 million will reprice to market interest rates after five years.

                    Loan Portfolio by Contractual Maturities
                             (dollars in thousands)

                                                  At December 31, 1997
                                       -----------------------------------------
                                                  After 1
                                                  Year But
                                       Within 1   Within 5   After 5
                                        Year $    Years $    Years $    Total $
                                       ---------  ---------  ---------  --------
TYPES OF LOANS:
Commercial, financial and agricultural       13         --         --         13
Real estate - Construction                2,241         14         --      2,255
Real estate - Mortgage                    1,461      6,058     25,692     33,211
Installment loans to individuals            431        542         --        973
                                       ---------  ---------  ---------  --------

Total loans outstanding, gross            4,146      6,614     25,692     36,452
                                       =========  =========  =========  ========
                                          (1)      (1) (2)    (1) (2)

(1) Estimated scheduled repayments reported in the maturity category in the which the payment is due.
(2) Of loans due after one year, $9,801 have fixed interest rates and $22,505 have adjustable interest rates.

      Taxable Investment Securities Portfolio

      Jersey has relied on taxable investment securities, particularly mortgage-backed pass-through securities, when excess liquidity exceeds projected loan originations. They are a source of earnings providing a better return than federal funds sold but of course, considerably less than lending. In 1997, on average, taxable investment securities represented 40.1% of Jersey's interest-bearing assets, compared to 38.2% in 1996.

      Jersey classifies each taxable investment security according to one of two categories: available-for sale or held-to-maturity. Jersey classifies all fixed-rate instruments and adjustable rate instruments with repricing intervals of greater than one year as available-for-sale and adjustable rate instruments with repricing intervals of one year or less as held-to-maturity. Historically, the ratio of held-to-maturity investments to available-for-sale investments has been generally 50/50. Management considers securities classified as available-for-sale an integral part of Jersey's asset and liability management strategy. The following table identifies the components found in each of the two investment categories.

                     Taxable Investment Securities Portfolio
                             (dollars in thousands)

                                                    At December 31,
                                     -------------------------------------------
                                        1997       1997        1996       1995
                                     ---------  ----------  ---------  ---------
                                       Fair     Amortized   Amortized  Amortized
                                      Value $     Cost $      Cost $     Cost $
                                     ---------  ----------  ---------  ---------
HELD-TO-MATURITY:
Mortgage-backed pass-through
 securities:
  Guaranteed by GNMA                    9,787       9,807      6,311      4,535
  Issued by FNMA and FHLMC              4,261       4,265      5,993      5,682
                                     ---------  ----------  ---------  ---------
Total held-to-maturity                 14,048      14,072     12,304     10,217
                                     ---------  ----------  ---------  ---------
AVAILABLE-FOR-SALE:
U.S. Treasury securities                   --          --         --      1,000
Issued by U.S. Government-
 sponsored agencies                     2,992       3,000      4,000      6,000
Mortgage-backed pass-through
 securities:
  Guaranteed by GNMA                    1,926       1,887        286        343
  Issued by FNMA and FHLMC              8,930       8,869      7,782      3,563
Federal Home Loan Bank Stock              451         451        357        340
                                     ---------  ----------  ---------  ---------
Total available-for-sale               14,299      14,207     12,425     11,246
                                     ---------  ----------  ---------  ---------
Total taxable investment
 securities                            28,347      28,279     24,729     21,463
                                     =========  ==========  =========  =========

      Given the low interest rate environment at year-end, the market value exceeded the book value of the available-for-sale portfolio. While more stable as interest rates move up, the value of adjustable rate mortgage-backed pass-through securities found in the held-to-maturity portfolio falls due to prepayment concerns while interest rates are low. As expected, at year-end, the book value was greater than the market value for the held-to-maturity portfolio. A summary of the contractual maturities and weighted average yield for the taxable investment securities portfolio follows on the next page.

          Taxable Investment Securities by Their Contractual Maturities
                             (dollars in thousands)

                                                                        At December 31, 1997
                                   ------------------------------------------------------------------------------------------------
                                                          After 1 Year But      After 5 Years But
                                      Within 1 Year        Within 5 Years        Within 10 Years       After 10 Years
                                   --------------------  --------------------  --------------------  --------------------
                                              Weighted              Weighted              Weighted              Weighted
                                   Amortized  Average    Amortized  Average    Amortized  Average    Amortized  Average
                                    Cost $    Yield %     Cost $    Yield %     Cost $    Yield %     Cost $    Yield %    Total $
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
HELD-TO-MATURITY:
Mortgage-backed pass-through
 securities:  (1)
  Guaranteed by GNMA                     --         --         --         --         --         --      9,807       7.08      9,807
  Issued by FNMA and FHLMC               --         --         --         --         --         --      4,265       7.61      4,265
                                   ---------             ---------             ---------             ---------             ---------
Total held-to-maturity                   --                    --                    --                14,072                14,072
                                   ---------             ---------             ---------             ---------             ---------
AVAILABLE-FOR-SALE:
Issued by U.S. Government-
 sponsored agencies                   1,987       5.03         --         --      1,005       7.39         --         --      2,992

Mortgage-backed pass-through
 securities:
  Guaranteed by GNMA                     --         --         --         --      1,265       7.08        660       7.50      1,925
  Issued by FNMA and FHLMC               --         --        565       7.93      2,547       6.67      5,819       7.18      8,931
Federal Home Loan Bank Stock            451       7.05         --         --         --         --         --         --        451
                                   ---------             ---------             ---------             ---------             ---------
Total available-for-sale              2,438                   565                 4,817                 6,479                14,299
                                   ---------             ---------             ---------             ---------             ---------
Total taxable investment
 securities                           2,438                   565                 4,817                20,551                28,371
                                   =========             =========             =========             =========             =========
Weighted average yield                            5.40                  7.93                  6.93                  7.23       7.03%
                                              =========             =========             =========             =========  =========

(1) Mortgage-backed pass-through securities totaling $14,072 have adjustable interest rates.

      Within one year, $16.1 million of the taxable investment securities portfolio will reprice to market interest rates. Between one year and five years, an additional $3.1 million will reprice to market interest rates. The remaining $8.7 million will reprice to market interest rates after five years.

      Deposits

      Jersey relies exclusively on its deposit base, rather than other borrowings to fund its credit needs. Deposits totaled $70.1 million at December 31, 1997, an increase of $8.5 million from year-end 1996. Average total deposits increased $13.7 million or 25.0% in 1997, compared to an increase of $6.5 million or 13.5% in 1996. Jersey attributes most of the deposit growth to the new branch location. Certificates of deposit in amounts of $100,000 or more continue to be a source of new money. These large certificates of deposit totaled $12.4 million at December 31, 1997, an increase of $2.4 million from year-end 1996.

      While time deposits and savings deposits provided the foundation for growth of the bank during its formative years, management continually looks to increase both noninterest-bearing and interest-bearing demand deposits to strengthen core deposits. Jersey always offered 24-hour banking through its automated teller machines, but introducing telephone banking for all customers and merchant processing for commercial customers helped to significantly boost demand deposits. Average total demand deposits increased $3.0 million or 54.3% in 1997, compared to an increase of $931 thousand or 20.6% in 1996.

      The following table provides average balances and weighted average cost by type of account. The second table highlights maturity information for large certificates of deposit.

                                    Deposits
                             (dollars in thousands)

                                          Year Ended            Year Ended             Year Ended
                                      December 31, 1997      December 31, 1996     December 31, 1995
                                      -------------------   --------------------   -------------------
                                      Average               Average                Average
                                      Balance $  Cost %     Balance $   Cost %     Balance $  Cost %
                                      --------- ---------   ---------  ---------   --------- ---------
DEPOSITS BY TYPE OF ACCOUNT:
Noninterest-bearing demand deposits      2,769      --         1,811       --         1,412      --
Interest-bearing demand deposits         5,634      1.99       3,634       1.16       3,102      1.03
Savings deposits                        17,637      3.08      16,046       3.10      16,596      3.15
Time deposits                           42,211      5.61      33,102       5.56      26,973      5.56
                                      --------- ---------   ---------  ---------   --------- ---------
Total deposits                          68,251      4.43      54,593       4.36      48,083      4.27
                                      ========= =========   =========  =========   ========= =========

                                                   Maturing at December 31, 1997,
                                      ------------------------------------------------------
                                                  After 3    After 6
                                                  Mos. But   Mos. But
                                      Within 3    Within 6   Within 12   After 12
                                      Months $    Months $   Months $    Months $  Total $
                                      ---------   ---------  ---------   --------- ---------
CERTIFICATES OF DEPOSIT IN
AMOUNTS OF $100,000 OR MORE              7,171       2,266      1,508       1,422    12,367
                                      =========   =========  =========   ========= =========

      Noninterest income is an important supplement to net interest income; it consists of all income other than interest and dividends. Noninterest income totaled $166 thousand for 1997, an increase of $31 thousand or 23.0% from $135 thousand for 1996. The largest component of noninterest income, service charges on deposit accounts, provided $120 thousand or 72.3% of 1997's noninterest income, compared to $107 thousand or 79.3% in 1996.

      Interest Rate Sensitivity

      Fluctuations in market interest rates can have a significant influence on net interest income. Therefore, managing Jersey's interest rate sensitivity is a primary objective of Jersey's management. Jersey's Investment Committee is responsible for managing the exposure to changes in market interest rates. The Investment Committee attempts to maintain stable net interest margins by periodically evaluating the relationship between interest-rate sensitive assets and interest-rate sensitive liabilities. The evaluation attempts to determine the impact on net interest margin from current and prospective changes in market interest rates.

      Interest rate sensitivity is determined by analyzing the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same period of time. This difference, or "sensitivity gap," provides an indication of the extent to which Jersey's net interest income may be affected by future changes in market interest rates. The cumulative gap position as a percentage of total assets provides one relative measure of Jersey's interest rate exposure.

      The cumulative gap between Jersey's interest-rate sensitive assets and its interest-rate sensitive liabilities repricing within a one-year period was (20.38%) at December 31, 1997. Since the cumulative gap was negative, Jersey has a "negative gap" position that theoretically will cause its assets to reprice more slowly than its deposit liabilities. In a declining interest rate environment, interest costs may be expected to fall faster than the interest received on earning assets, thus increasing the net interest spread. If interest rates increase, a negative gap means that the interest received on earning assets may be expected to increase more slowly than the interest paid on Jersey's liabilities, therefore decreasing the net interest spread.

      Certain shortcomings are inherent in the method of analysis presented in the following table. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while rates on other types of assets and liabilities may lag behind changes in market rates. Actual prepayments of principal and early withdrawals of savings may deviate significantly from the assumptions used in the gap analysis when interest rates change. The ability of borrowers to service their debt may decrease in the event of an interest rate increase. Management considers these factors when reviewing its gap position and establishing its ongoing asset/liability strategy.

      Considering past experience, savings deposits (identified as "other savings deposits" in the following table) are generally not rate sensitive. However, there is no assurance that these balances will actually remain insensitive to interest rate changes in the future. As a result, the earliest repricing interval includes total savings deposits.

        Interest Rate Risk Exposure Measurements: At Decemeber 31, 1997
                             (dollars in thousands)

                                Time Horizons:
--------------------------      ----------------------------------------------------------------------------------------------------
  Rate sensitive assets         $ Within   WAvg   $ Within   WAvg  $ Within   WAvg   $ Within  WAvg   $ Within   WAvg  $ Within WAvg
       subject to               1/98-3/98    %    4/98-12/98  %    1/99-12/00   %   1/01-12/02   %   1/03-12/12    %     1/13-     %
interest rate adjustment        ----------------------------------------------------------------------------------------------------
   within stated time           $ Within           $ Within         $ Within          $ Within         $ Within          $ Over
       horizons                 3 Months            1 Year          3 Years            5 Years         15 Years         15 Years
--------------------------      ----------------------------------------------------------------------------------------------------
1-4 family 1st mortgages:
   Fixed rate                         --     --         --      --        --    --         218  7.30       6,600  7.54      --    --
1-4 family 1st mortgages:
   Adjustable rate                   535   8.46      4,750    7.87     5,121  7.12       6,557  7.71          49  7.00      --    --
1-4 family subordinated liens:
   Fixed rate                         --     --         62    7.48        22  7.32         246  7.62         655  8.22      22  8.00
1-4 family subordinated liens:
   Adjustable rate                 1,259   9.84         --      --        --    --          --    --          --    --      --    --
Commercial mortgages:
   Fixed rate                         --     --         --      --       712  8.64         413  7.60         473  8.79     179  7.50
Commercial mortgages:
   Adjustable rate                   222   8.00        215    8.75     1,189  8.41       2,752  8.37         962  7.79      --    --
Construction mortgages:
   Adjustable rate                 2,255   9.26         --      --        --    --          --    --          --   ---      --    --
Other loans:  Fixed and
  adjustable rate                    161   9.66         33    8.40       681  9.77         110  8.94          --    --      --    --
Debt securities:
  Mortgage-backed PCs              1,964   7.24     12,109    7.24     1,113  6.63       2,033  7.76       7,709  7.01      --    --
Debt securities:  Others              --     --      1,987    5.03        --    --          --    --       1,005  7.39      --    --
All other interest-
 bearing assets                    8,968   5.46         --      --        --    --          --    --          --    --      --    --
                                ----------------------------------------------------------------------------------------------------
Total rate sensitive assets       15,364   6.79     19,156    7.19     8,838  7.56      12,329  7.86      17,453  7.37     201  7.55
                                ----------------------------------------------------------------------------------------------------
Total rate sensitive
  assets(cummulative)             15,364            34,520            43,358            55,687            73,140        73,341
                                ----------------------------------------------------------------------------------------------------

      Rate sensitive liabilities
Money market deposit accounts      1,766   3.06         --      --        --    --          --    --          --    --      --    --
Other savings deposits            12,230   3.32         --      --        --    --          --    --          --    --      --    --
Time deposits of $100,000 or more  7,171   5.49      3,774    5.77     1,089  5.91         333  6.40          --    --      --    --
Other time deposits of
 less than $100,000               11,109   5.46     14,166    5.62     3,654  5.82         707  5.99          --    --      --    --
                                ----------------------------------------------------------------------------------------------------
Total rate sensitive liabilities  32,276   4.52     17,940    5.65     4,743  5.84       1,040  6.12          --    --      --    --
                                ----------------------------------------------------------------------------------------------------
Total rate sensitive
  liabilities(cummulative)        32,276            50,216            54,959            55,999            55,999        55,999
                                ----------------------------------------------------------------------------------------------------
Cummulative GAP                  (16,912)          (15,696)          (11,601)             (312)           17,141        17,342
                                ----------------------------------------------------------------------------------------------------
GAP as a % of
 total assets($77,012)            (21.96)           (20.38)           (15.06)            (0.41)            22.26         22.52
                                ----------------------------------------------------------------------------------------------------
Rate sensitive assets as a % of
rate sensitive liabilities         47.60             68.74             78.89             99.44            130.61        130.97
                                ----------------------------------------------------------------------------------------------------

      Liquidity

      A fundamental component of Jersey's business strategy is to manage liquidity to ensure the availability of sufficient resources to meet all financial obligations and finance prospective business opportunities. Jersey's liquidity is a measure of its ability to fund loans, withdrawal of deposits and other cash outflows in a cost effective manner. Liquidity management is critical to the stability of Jersey. Liquidity levels over any given period of time is a product of Jersey's operating, financing and investing activities. The extent of such activities is often shaped by such external factors as competition for deposits and loan demand.

      Historically, financing for Jersey's loans and investments has been derived primarily from deposits, along with interest and principal payments on loans and investments. Deposit flows are greatly affected by general interest rates, economic conditions and competition. At December 31, 1997, total deposits amounted to $70.1 million, an increase of $8.4 million or 13.7% over the prior comparable year.

      During 1997, loan production and the purchase of taxable securities were Jersey's principal investing activities. Net loans at December 31, 1997, totaled $36.1 million compared to $31.9 million at the end of 1996, an increase of $4.2 million or 13.2%. Total securities at December 31, 1997, totaled $28.4 million compared to $24.7 million at the end of 1996, an increase of 15.0%.

      Jersey's most liquid assets are cash and due from banks and federal funds sold. At December 31, 1997, the total of such assets amounted to $10.4 million or 13.5% of total assets, compared to $8.9 million or 13.1% of total assets at year-end 1996.

      Another significant liquidity source is available-for-sale securities. At December 31, 1997, available-for-sale securities amounted to $14.3 million or 50.4% of total securities, compared to $12.4 million or 50.2% of total securities at year-end 1996.

      In addition to the aforementioned sources of liquidity, Jersey has a $3.2 million line of credit with the Federal Home Loan Bank of New York. Management believes that Jersey's sources of funds are sufficient to meet its funding requirements.

      Capital Adequacy

      At December 31, 1997, Jersey's shareholders' equity totaled $6.4 million as compared to $5.7 million at December 31, 1996.

      Jersey is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on Jersey's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Jersey must meet specific capital guidelines that involve quantitative measures of Jersey's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Jersey's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require Jersey to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1997, that Jersey meets all capital adequacy requirements to which it is subject.

      As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized Jersey as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Jersey must maintain minimum total risk-based; Tier I risk-based; and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

      Jersey's actual capital amounts and ratios are also presented in the table.

                             (dollars in thousands)

                                                                                            To be Well
                                                                                         Capitalized Under
                                                                      For Capital        Prompt Corrective
                                                    Actual         Adequacy Purposes     Action Provisions
                                              -------------------  -------------------   ------------------
                                              Amount $  Ratio %    Amount $  Ratio %     Amount $ Ratio %
                                              -------------------  -------------------   ------------------
As of December 31, 1997:
  Total Capital (to Risk Weighted Assets)      6,644     20.81    => 2,554  => 8.00     => 3,193  => 10.00
  Tier I Capital (to Risk Weighted Assets)     6,306     19.75    => 1,277  => 4.00     => 1,916  =>  6.00
  Tier I Capital (to Average Assets)           6,306      8.43    => 2,991  => 4.00     => 3,739  =>  5.00
As of December 31, 1996:
  Total Capital (to Risk Weighted Assets)      6,012     20.36    => 2,362  => 8.00     => 2,953  => 10.00
  Tier I Capital (to Risk Weighted Assets)     5,697     19.29    => 1,181  => 4.00     => 1,772  =>  6.00
  Tier I Capital (to Average Assets)           5,697      9.39    => 2,427  => 4.00     => 3,034  =>  5.00

      Key Ratios

      The following table provides several key ratios for Jersey. The ratios include return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share) and equity to assets ratio (average equity divided by average total assets).

                                   Key Ratios

                                                 For the Year Ended December 31,
                                                --------------------------------
                                                  1997         1996      1995
                                                --------------------------------
RETURN ON ASSETS                                  0.49%       0.55%      0.75%
RETURN ON EQUITY                                  6.20%       5.90%      7.54%
COMMON STOCK DIVIDEND PAYOUT RATIO               16.00%      17.91%     14.46%
EQUITY TO ASSETS RATIO                            7.98%       9.27%      9.94%

      The Year 2000 Issue

      Many existing computer programs use only two digits to identify a year in the date field. As a result, the computer applications affected by such programs could fail or produce incorrect results by or at the Year 2000. Jersey acknowledges the need to ensure its operations will not be adversely affected by Year 2000 computer software failures. Software failures due to processing errors, potentially arising from calculations using the Year 2000 date, are a known risk.

      Jersey has completed almost all of its assessment of its Year 2000 compliance, including receipt of satisfactory certification from the outside provider of its data processing services. Jersey expects that it would be able to achieve full compliance with Year 2000 requirements on a timely basis but has not yet determined the costs related to such compliance. Upon consummation of the Merger, Jersey will be incorporated into Interchange's Year 2000 plan.

      Interchange has implemented a five step plan that involves awareness, assessment, validation, renovation and implementation. It is currently assessing the extent to which its systems may be affected and is communicating with all necessary vendors concerning timely and completed remedies for those systems that require modification. Interchange is also communicating with all third parties, on which it relies, to assess their progress in evaluating their systems and implementing any corrective measures. Interchange has been taking, and will continue to pursue, all reasonably necessary steps to protect its operations and assets. It is currently anticipated that by December 31, 1998, Interchange will be Year 2000 compliant. At this time, Interchange has not yet determined the cost, which will be expensed as incurred, of evaluating its computer software or databases, or of making any modifications required to correct any "Year 2000" problems.

Supervision and Regulation of Jersey



      As a New Jersey state-chartered bank, Jersey's operations are subject to various requirements and restrictions of state law pertaining, among other things, to lending limits, reserves, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices and capital adequacy. Jersey is subject to primary supervision, periodic examination and regulation by the New Jersey Department of Banking and Insurance ("NJDBI"). If, as a result of an examination of a bank, the NJDBI determines that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of the bank's operations are unsatisfactory or that the bank or its management is violating or has violated any law or regulation, various remedies are available to the NJDBI. Such remedies include the power to enjoin "unsafe and unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to, among other things, direct an increase in capital, to restrict the growth of Jersey, to assess civil penalties and to remove officers and directors. Jersey has never been the subject of any administrative orders, memoranda of understanding or any other regulatory action by the NJDBI.

      Jersey's deposits are insured by the Bank Insurance Fund administered by the FDIC up to a maximum of $100,000 per depositor. As an FDIC-insured institution, Jersey is also subject to regulation and examination by, and the supervision and control of, the FDIC. Additionally, Jersey is subject to numerous federal, state and local laws regulating the taking of deposits, the extension of credit, and the provision of banking services. Jersey must, for example, comply with capital adequacy requirements imposed upon FDIC-insured banks as further discussed herein. See "The Jersey Bank for Savings-Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Adequacy". Jersey is subject to federal regulations governing disclosure of credit terms to borrowers (Federal Truth-in-Lending
Act), discrimination among credit customers (Equal Credit Opportunity Act) and permissible credit collection practices (Fair Credit Reporting Act). Additional federal legislation to which Jersey is subject includes rules concerning customers' rights and liabilities arising from the use of automated teller machines (Regulation E of the Electronic Transfer Act) and regulations limiting the "float" Jersey may maintain on check deposits.

      Since 1989, Congress has passed two major pieces of banking legislation, the Federal Institution Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FIRREA and FDICIA have significantly changed the thrift and commercial banking industries in an effort to protect deposit insurance funds and depositors by, among other things, revising and limiting the types and amounts of investment financial institutions may make, significantly increasing minimum regulatory capital requirements and broadening the scope of powers of federal bank and thrift regulators over financial institutions and affiliated persons. These laws, and the resulting implementing regulations, have subjected Jersey and the banking industry generally to extensive regulation, supervision, supervision and examination by the FDIC. This has resulted in increased deposit insurance premiums and increased administrative, professional and compensation expenses incurred to comply with the increased number of new regulations and policies. The regulatory structure created gives the regulatory authorities extensive authority in connection with their supervisory and enforcement activities and examination policies. Further, Congress could enact future legislation that could significantly affect the powers, authority and operations of Jersey.

      Under the Community Reinvestment Act, as amended ("CRA"), as implemented by FDIC regulations, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low-income and moderate-income neighborhoods. CRA does not establish specific lending requirements or programs for financial institutions and it does not limit an institution's discretion to develop the type of products and services that it believes are best suited to its particular community, provided they are consistent with CRA. CRA requires the FDIC to assess an institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. Effective July 1, 1990, CRA, as amended by FIRREA, requires public disclosure of an institution's CRA rating and requires that the FDIC provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. An institution's CRA rating is taken into account in determining whether to grant charters, branches and other deposit facilities, relocations, mergers, consolidations and acquisitions. Poor performance may be the basis for denying any application. In addition, under applicable regulations, a bank having a less than satisfactory rating is not entitled to participate on the bid list for RTC and FDIC offerings. Jersey has continuously maintained a CRA rating of "satisfactory".

      The Deposit Insurance Funds Act of 1996 ("Funds Act") authorized the Financing Corporation ("FICO") to levy assessments on BIF and SAIF deposits and stipulated that the BIF rate must equal one-fifth the SAIF rate through year-end 1999, or until the insurance funds are merged, whichever occurs first. Thereafter, BIF and SAIF payers will be assessed on a pro-rata basis for FICO.

      FICO assessment rates are adjusted quarterly to reflect changes in the assessment bases of the respective funds based on quarterly Call Report and Thrift Financial Report submissions. During 1997, Jersey's BIF FICO rates ranged between 1.26 and 1.30 basis points and the SAIF FICO rates were between 6.30 and
6.50 basis points.

      Dividend Restrictions

      Jersey's ability to pay dividends is subject to certain statutory and regulatory restrictions. The New Jersey Banking Act of 1948, as amended, provides that no state-chartered bank may pay a dividend on its capital stock unless, following the payment of each such dividend, the capital stock of the bank will be unimpaired, and the bank will have a surplus of not less than 50% of its capital, or, if not, the payment of such dividend will not reduce the surplus of the bank. In addition, the payment of dividends is limited by the requirement to meet the risk-based capital guidelines issued by the Federal Reserve Board and other regulations.

      Capital Requirements

      Jersey had shareholders' equity of $6.4 million at December 31, 1997, compared with $5.7 million at December 31, 1996.

      The FDIC has issued guidelines to implement risk-based capital requirements for state-chartered nonmember banks. The guidelines established a risk-based capital framework consisting of (1) a definition of capital consisting of Tier I capital, which includes common shareholders' equity less certain intangibles and a supplementary component called Tier II, which includes a portion of the allowance for loan losses and (2) a system for assigning assets and off-balance-sheet items to one of the four weighted risk categories, with higher levels of capital being required for the categories perceived as representing the greater risks, and established a minimum risk-based capital ratio of 8% (of which at least 4% must be Tier I). An institution's risk-based capital ratio is determined by dividing its qualifying capital by its risk-weighted assets. The guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking institutions, take off-balance sheet items into account in assessing capital adequacy, and minimize disincentives to holding liquid, low-risk assets. Banking organizations are generally expected to operate with capital positions well above the minimum rates. Institutions with higher levels of risk, or which experience or anticipate significant growth, are also expected to operate well above minimum capital standards. At December 31, 1997, Jersey satisfies these ratios and has been categorized as a well-capitalized institution which in the regulatory framework for prompt corrective action imposes the lowest level of supervisory restraints.

      Capital adequacy guidelines focus principally on broad categories of credit risk although the framework for assigning assets and off-balance sheet items to risk categories does incorporate elements of transfer risk. The risk-based capital ratio does not, however, incorporate other factors that may affect a company's financial condition, such as overall interest rate exposure, liquidity, funding and market risks, the quality and level of earnings, investment or loan concentrations, the quality of loans and investments, the effectiveness of loan and investment policies and management's ability to monitor and control financial and operating risks.

      The federal regulatory agencies have also adopted a minimum leverage ratio which is intended to supplement risk-based capital requirements and to insure that all financial institutions continue to maintain a minimum level of capital. Current regulations stipulate that banks maintain a minimum level of Tier I capital to total assets. The most highly rated banks in terms of safe and sound operation that are not experiencing or anticipating significant growth are required to have Tier I capital equal to at least 3% of total assets. All other banks are expected to maintain a minimum leverage capital ratio (i.e., Tier I capital divided by total assets) in excess of the 3% minimum level. The FDIC regulations require a financial institution to maintain a minimum ratio of 4% to 5%, depending on the condition of the institution. Jersey's leverage ratio was 8.43% at December 31, 1997.

Security Ownership of Certain Beneficial Owners and Management of Jersey

      On the Record Date, there were 456,270 shares of Jersey Common Stock issued and outstanding and no shares held in the treasury. Only shareholders of record as of the Record Date shall be entitled to vote at the Special Meeting and each share is entitled to one vote. As of the Record Date, Jersey's Board of Directors and affiliated entities owned or controlled (excluding options) approximately 48% of the outstanding shares of Jersey Common Stock. In connection with the execution of the Merger Agreement, all of the directors of Jersey agreed to vote in favor of the Merger Agreement. As of the Record Date, there were no executive officers of Jersey who are not also directors.

         The following table sets forth information with respect to the beneficial ownership of Jersey Common Stock as of the Record Date, and the number and percentage of outstanding shares of Interchange Common Stock into which such shares would be converted in the Merger, by (i) each person known by Jersey to own beneficially more than 5% of the outstanding Jersey Common Stock,
(ii) each current director of Jersey, and (iii) all executive officers and directors of Jersey as a group. Except as otherwise indicated, each of the persons named below has sole voting and investment power with respect to the Jersey Common Stock owned by them.

                                                                                                                             Percent
                                                                                                                             of
                                                                                                                             Inter-
                                                                                     Total      Percent of                   change
                                                                                    Common        Total                      Common
                     Beneficial              Beneficial               Preferred    Stock and     Common       Shares of      Stock
                     Ownership   Percent of  Ownership  Percent of      Stock       Assumed    and Assumed   Interchange     to be
                     of Jersey     Jersey    of Jersey    Jersey      Assuming     Converted    Converted    Common Stock    held
                       Common      Common    Preferred   Preferred    Conversion   Preferred    Preferred       to be        Post
      Name             Stock      Stock (1)   Stock (2)   Stock (2)  to Common (3)    Stock        Stock      Received (4)   Merger
-------------------- ----------  ----------  ----------  ----------  ------------- ----------  -----------   -------------   -------
Richard A. Gilsenan    17,128       3.8        5,003        6.8         4,350        21,478        4.1         32,217           *

Clyde C. Britt         16,453       3.6          --       --              --         16,453        3.2         24,680           *

Charles E. Clark       24,895       5.5        2,500        3.4         2,174        27,069        5.2         40,604           *

Elias E. Eliasof       21,576       4.7        5,000        6.8         4,348        25,924        5.0         38,886           *

Wilson Kaplen          52,254      11.5        6,750        9.2         5,869        58,123       11.2         87,185          1.3

William C. Ledgerwood   6,858       1.5          430         *           374          7,232        1.4         10,848           *

Nathan R. Levine       18,276       4.0        2,000        2.7         1,739        20,015        3.8         30,023           *

Jerome J. Lombardo     17,322       3.8          --         --            --         17,322        3.3         25,983           *

Arthur R. Odabash      25,368       5.6        7,750       10.5         6,739        32,107        6.2         48,161           *

Stanley H. Marcus       2,322        *           --         --            --          2,322         *           3,483           *

Lois E. Marshall        6,507       1.4          --         --            --          6,507        1.3          9,761           *

Ralph J. Padovano       2,808        *           --         --            --          2,808         *           4,212           *

Edwina Palmisano        6,787       1.5          --         --            --          6,787        1.3         10,181           *

Directors and
 executive officers
 as a group           218,554      47.9       29,433       40.0        25,593       244,147       46.9        366,224          5.3
----------

*  Does not exceed one percent of class

(1) Does not include Jersey Preferred Stock, each share of which is convertible into 0.8695 shares of Jersey Common Stock immediately prior to the Effective Time. Holders of Jersey Preferred Stock have no vote until the Jersey Preferred Stock is converted into Jersey Common Stock.

(2) Holders of Jersey Preferred Stock have no vote until the Jersey Bank Preferred Stock is converted into Jersey Common Stock.

(3) The Conversion Agreements entered into pursuant to the Merger Agreement provide for the conversion of Jersey Preferred Stock into Jersey Common Stock immediately prior to the Effective Time at a conversion ratio of 0.8695.

(4) Assumes each share of Jersey Common Stock and converted Preferred stock issued and outstanding immediately prior to the Effective Time is converted into 1.5 shares of Interchange Common Stock.


Certain Transactions of Jersey

At the close of the fiscal year ending December 31, 1997, loans outstanding to affiliates of Jersey totaled $3.6 million. Jersey paid to the law firm of Beattie Padovano, LLC for legal services rendered as special legal counsel to Jersey, both in connection with the merger and with other unrelated matters, fees of $31 thousand during fiscal year ending December 31, 1997, and $63 thousand in 1998 to date. Ralph Padovano, a member of the Board of Directors of Jersey, is a partner in the law firm of Beattie Padovano.

                     DESCRIPTION OF INTERCHANGE COMMON STOCK

      The authorized capital stock of Interchange consists of 15,000,000 shares of Interchange common stock and 1,000,000 shares of preferred stock ("Preferred Stock"). As of December 31, 1997, there were 6,360,588 shares of Interchange Common Stock issued and outstanding, adjusted retroactively to give effect to a 3 for 2 split (effective April 17, 1998) approved February 26, 1998 by Interchange's Board, and there were no shares of Preferred Stock outstanding.

General

      Interchange is a New Jersey general business corporation governed by the New Jersey Business Corporation Act and a registered bank holding company under the Bank Holding Company Act. The following description of Interchange Common Stock sets forth certain general terms of Interchange Common Stock. See
"Comparison of the Rights of Shareholders of Interchange and Jersey" for additional information relevant to an understanding of the capital stock of Interchange, including a description of the New Jersey Shareholders Protection Act, which restricts certain transactions involving an "interested shareholder" and a "resident domestic corporation".

Dividend Rights

      Holders of Interchange Common Stock are entitled to dividends when, as and if declared by the Board of Directors of Interchange out of funds legally available for the payment of dividends. The only statutory limitation is that such dividends may not be paid when Interchange is insolvent. Because funds for the payment of dividends by Interchange must come primarily from the earnings of Interchange's bank subsidiary, as a practical matter, any restrictions on the ability of Bank to pay dividends will act as restrictions on the amount of funds available for payment of dividends by Interchange.

      The Banking Act provides that a New Jersey state chartered bank may declare and pay dividends on its outstanding stock as long as, following the payment of such dividend, the capital stock of the bank will be unimpaired and the bank will have a surplus of not less than 50% of its capital stock or, if not, the payment of such dividend will not reduce the surplus of the bank.

      Interchange is also subject to the certain Federal Reserve Board policies which may, in certain circumstances, limit its ability to pay dividends. These policies require, among other things, that a bank holding company maintain a minimum capital base. The Federal Reserve Board would most likely seek to prohibit any dividend payment which would reduce a holding company's capital below these minimum amounts.

Voting Rights

      At meetings of shareholders, holders of Interchange Common Stock are entitled to one vote per share. The quorum for shareholders' meeting is a majority of the outstanding shares. Except as indicated below, actions and authorizations to be taken or given by shareholders generally require the approval of a majority of the votes cast by holders of Interchange Common Stock at a meeting at which a quorum is present.

      The Board of Directors is divided into three classes of directors, each class being as nearly equal in number of directors as possible. Approximately one-third of the entire Board of Directors is elected each year and the directors serve for terms of up to three years and, in all cases, until their respective successors are duly elected and qualified. The exact number of directors and the number constituting each class is fixed from time to time by resolution adopted by a majority of the entire Board of Directors.

      Interchange's Certificate of Incorporation contains a "minimum price" provision. No "Business Combination" (as defined in the Certificate of Incorporation) between Interchange and an "Interested Shareholder" (as defined in the Certificate of Incorporation to mean holders, directly or indirectly, of more than 10% of Interchange's outstanding voting stock) and/or an "Affiliate" (as defined in the Certificate of Incorporation) of an Interested Shareholder is or may be consummated unless (i) the proposed Business Combination is first approved by at least 80% of the then outstanding shares of capital stock of Interchange entitled to vote on the election of directors or (ii) the proposed Business Combination is first approved by a majority of "Continuing Directors" (defined in the Certificate of Incorporation as directors (other than the Interested Shareholder) who became directors prior to the time the Interested Shareholder became an Interested Shareholder, or who were subsequently nominated for director by a majority of other Continuing Directors) or (iii) the holders of Interchange Common Stock are offered consideration in an amount equal to or in excess of an amount determined in accordance with the formula contained in the Certificate of Incorporation, and the consideration for such Interchange Common Stock is in the form described in the Certificate of Incorporation.
Interchange has in the past paid dividends and issued capital stock in accordance with the requirements described in the Certificate of Incorporation, an Interested Shareholder has not received special treatment from Interchange and a proxy or information pertaining to the proposed Business Corporation has been delivered to the shareholders of Interchange in accordance with the requirements set forth in the Certificate of Incorporation.

Liquidation Rights

      In the event of liquidation, dissolution or winding up of Interchange, holders of Interchange Common Stock are entitled to share equally and ratably in assets available for distribution after payment of debts and liabilities.

Assessment and Redemption

      All outstanding shares of Interchange Common Stock are fully paid and nonassessable. The Interchange Common Stock is not redeemable at the option of the issuer or the holders thereof.

Other Matters

      Interchange can issue new shares of authorized but unissued Interchange Common Stock or Preferred Stock without shareholder approval.

       COMPARISON OF THE RIGHTS OF SHAREHOLDERS OF JERSEY AND INTERCHANGE

      Jersey is a New Jersey capital stock savings bank incorporated under the New Jersey Banking Act of 1948, as amended (the "Banking Act"), and Interchange is a business corporation incorporated in New Jersey under the New Jersey Business Corporation Act (the "NJBCA"). The rights of Jersey shareholders are currently governed by New Jersey banking law. At the Effective Time, each Jersey shareholder will become a shareholder of Interchange and the rights of shareholders of Interchange are governed by New Jersey corporate law. The following is a comparison of certain provisions of New Jersey corporate law and New Jersey banking law and the respective certificates of incorporation and by-laws of each of Jersey and Interchange. This summary does not purport to be complete and is qualified in its entirety by reference to the Banking Act and the NJBCA, which statutes may change from time to time, and the Certificate of Incorporation of Interchange, which also may be changed.

Jersey

      Voting Requirements

      The Banking Act generally provides that an amendment to the certificate of incorporation of a New Jersey state chartered savings bank requires the affirmative vote of two-thirds of the outstanding stock entitled to vote thereon. The Banking Act provides that a New Jersey state chartered savings bank conversion into, merger into, or consolidation with, a national bank or another New Jersey state chartered savings bank requires the affirmative vote of two-thirds of the bank's capital stock entitled to vote. Jersey's Certificate of Incorporation does not contain greater vote provisions than those required by the Banking Act.

      All shareholder voting rights of Jersey are vested in the holders of the Jersey Common Stock. All shareholder voting rights of Jersey are vested in the holders of the Jersey Common Stock.

      Cumulative Voting

      Under the Banking Act, there is no ability for a New Jersey state chartered savings bank to provide for cumulative voting.

      Classified Board of Directors

      Under the Banking Act, a New Jersey state chartered savings bank must have a classified board of directors.

      Rights of Dissenting Shareholders

      Generally, shareholders of a New Jersey state chartered savings bank who dissent from a conversion, merger or consolidation of the bank are entitled to appraisal rights. The shareholders of Jersey have statutory rights of appraisal with respect to the Merger. See "The Proposed Merger -- Rights of Dissenting Jersey Shareholders."

      Shareholder Consent to Corporate Action

      The Banking Act provides that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if the shareholders unanimously consent in writing.

      Dividends

      The Banking Act provides that a New Jersey state chartered savings bank may declare and pay dividends on its outstanding stock so long as, following the payment of such dividend, the capital stock of the bank will be unimpaired and the bank will have a surplus of not less than fifty percent of its capital stock or, if not, the payment of such dividend will not reduce the surplus of the bank. The Board's power to declare and issue dividends is also subject to the oversight and approval of the New Jersey Commissioner of Banking.

      By-laws

      Under the Banking Act, the authority to adopt, amend, or repeal the by-laws of a New Jersey state chartered savings bank is held exclusively by the bank's shareholders. However, the certificate of incorporation of a New Jersey state chartered savings bank may provide that the board of directors of the bank may also adopt, amend or repeal by-laws, subject to the continuing right of the shareholders of the bank to amend or repeal those by-laws.

      Preemptive Rights

      Shareholders of Jersey have no preemptive rights to subscribe for a pro rata portion of any additional shares of Jersey Common Stock issued by Jersey from time to time.

Interchange

      Voting Requirements

      Under the NJBCA, unless a greater vote is specified in the certificate of incorporation, any amendment to a New Jersey corporation's certificate of incorporation, the voluntary dissolution of the corporation, the sale or other disposition of all or substantially all of a corporation's assets otherwise than in the ordinary course of business or the merger or consolidation of the corporation with another corporation, requires in each case the affirmative vote of a majority of the votes cast by shareholders of the corporation entitled to vote thereon. Interchange's Certificate of Incorporation does not presently contain provisions specifying a greater vote in certain circumstances.

      Under the NJBCA, the holders of a class or series of shares are entitled to vote as a class upon a proposed amendment to the certificate of incorporation, whether or not entitled to vote thereon by the provisions of the certificate of incorporation, if the amendment would exclude or limit their right to vote on any matter, limit or deny their preemptive rights, cancel or otherwise adversely affect their dividends which have accrued but have not been declared, create a new class or series having or convertible into shares having rights or preferences superior to the class or increase the rights or preference of any class or series. In addition, notwithstanding any provision of the certificate of incorporation, the holders of a class or series of shares whose rights or preferences would be subordinated or otherwise adversely affected by a proposed amendment are entitled to vote as a class if the amendment would affect their shares in the following manner: (i) decrease the par value; (ii) effect a conversion, exchange or reclassification of their shares; (iii) effect a conversion or exchange of any shares of another class or series into their class or series; (iv) change the designation, preferences, limitations or relative rights of their shares; (v) change the shares into a different number of shares, or into the same number of another class or series; or (vi) divide their shares into a series or determine the designation, preferences, limitation or relative rights of any such series, or authorize the board to take any such action.

      Classified Board of Directors

      The NJBCA permits a New Jersey corporation to provide for a classified board in its certificate of incorporation and Interchange currently has a classified Board of Directors. The Interchange Board is divided into three classes, with one class of directors generally elected for three-year terms at each annual meeting.

      Rights of Dissenting Shareholders

      Generally, shareholders of a New Jersey state chartered bank who dissent from a conversion, merger or consolidation of the bank are entitled to appraisal rights. The shareholders of Jersey have statutory rights of appraisal with respect to the Merger. See "Rights Of Dissenting Jersey Shareholders."

      Shareholders of a New Jersey corporation who dissent from a merger, consolidation, sale of all or substantially all of the corporation's assets or certain other corporate transactions are generally entitled to appraisal rights. No statutory right of appraisal exists, however, where the stock of the New Jersey corporation is (i) listed on a national securities exchange, (ii) is held of record by not less than 1,000 holders, or (iii) where the consideration to be received pursuant to the merger, consolidation or sale consists of cash or securities or other obligations which, after the transaction, will be listed on a national securities exchange or held of record by not less than 1,000 holders.

      Shareholder Consent to Corporate Action

      Interchange's Certificate of Incorporation provides that any action required or permitted to be taken may only be effected at a duly called annual or special meeting of Interchange's shareholders, except that any such action may be taken by the unanimous written consent of Interchange shareholders entitled to vote. Under the NJBCA, a shareholder vote on a plan of merger or consolidation, if not conducted at a shareholders' meeting, may only be effected by either: (i) unanimous written consent of all shareholders entitled to vote on the issue with advance notice to any other shareholders, or (ii) written consent of shareholders who would have been entitled to cast the minimum number of votes necessary to authorize such action at a meeting, together with advance notice to all other shareholders.

      Dividends

      Unless there are other restrictions contained in its certificate of incorporation (and Interchange's Certificate of Incorporation presently contains no such restriction), the NJBCA generally provides that a New Jersey corporation may declare and pay dividends on its outstanding stock so long as the corporation is not insolvent and would not become insolvent as a consequence of the dividend payment. Because funds for the payment of dividends by Interchange must come primarily from the earnings of Interchange's bank subsidiary, as a practical matter, any restrictions on the ability of Bank to pay dividends act as restrictions on the amount of funds available for the payment of dividends by Interchange. At December 31, 1997, Interchange had $43.0 million available for shareholder dividends. For a description of the regulatory restrictions on dividend payments by Bank, see "Description of Interchange Capital Stock -- Dividend Rights."

      By-laws

      Under the NJBCA, the board of directors of a New Jersey corporation has the power to adopt, amend, or repeal the corporation's by-laws, unless such powers are reserved in the certificate of incorporation to the shareholders (which Interchange's Certificate of Incorporation presently does not do).

      Preemptive Rights

      Under the NJBCA, shareholders of New Jersey corporations have only such preemptive rights as may be provided in the certificate of incorporation. Interchange's Certificate of Incorporation does not provide shareholders with preemptive rights.

      Shareholder Protection Legislation

      The New Jersey Shareholders Protection Act (the "NJSPA") prohibits certain transactions involving an "interested shareholder" and a "resident domestic corporation." An "interested shareholder" is one that is directly or indirectly a beneficial owner of 10% or more of the voting power of the outstanding voting stock of a resident domestic corporation. The NJSPA prohibits certain business combinations between an interested shareholder and a resident domestic corporation for a period of five years after the date the interested shareholder acquired its stock, unless the business combination was approved by the resident domestic corporation's board of directors prior to the stock acquisition date. After the five-year period expires, the prohibition on certain business combinations continues unless the combination is approved by the affirmative vote of two-thirds of the voting stock not beneficially owned by the interested shareholder, the combination is approved by the board prior to the interested shareholder's stock acquisition date or certain fair price provisions are satisfied.

      Preferred Stock

      Interchange can issue new shares of authorized but unissued Interchange Common Stock or preferred stock without shareholder approval. See "Description of Interchange Capital Stock."

                                  LEGAL OPINION

      Certain legal matters relating to the issuance of the shares of Interchange Common Stock offered hereby and certain tax consequences of the Merger will be passed upon by Norris, McLaughlin & Marcus, P.A. counsel to Interchange.

                                     EXPERTS

      The financial statements of Jersey included in this Proxy Statement-Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm, as experts in accounting and auditing in giving said reports.

      The consolidated financial statements incorporated in this Proxy Statement-Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          INDEX TO FINANCIAL STATEMENTS OF THE JERSEY BANK FOR SAVINGS

Report of Independent Public Accountants.....................................F-1
Statements of Condition as of December 31, 1997 and 1996.....................F-2
Statements of Income for the years ended
 December 31, 1997, 1996 and 1995............................................F-3
Statements of Changes in Shareholders' Equity
 for the years ended December 31, 1997, 1996 and 1995........................F-4
Statements of Cash Flows for the years ended
 December 31, 1997, 1996 and 1995............................................F-5
Notes to financial statements................................................F-6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and
Board of Directors of
The Jersey Bank For Savings:

We have audited the accompanying statements of condition of The Jersey Bank For Savings (a New Jersey Chartered Savings Bank) as of December 31, 1997 and 1996, and the related statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Jersey Bank For Savings as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                         ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 27, 1998
(Except with respect to the matter discussed in Note 16, as to which the date is February 26, 1998.)

                           THE JERSEY BANK FOR SAVINGS

              STATEMENTS OF CONDITION -- DECEMBER 31, 1997 AND 1996

                   ASSETS                               1997           1996
                                                     -----------    -----------
CASH AND DUE FROM BANKS -- Noninterest bearing       $ 1,418,000    $ 1,502,000

FEDERAL FUNDS SOLD                                     7,000,000      6,000,000
                                                     -----------    -----------
           Total cash and cash equivalents             8,418,000      7,502,000
                                                     -----------    -----------
DUE FROM BANKS -- INTEREST BEARING                     1,968,000      1,365,000
                                                     -----------    -----------
SECURITIES (Notes 2 and 3):
   Available for sale, at market value                14,299,000     12,407,000

   Held to maturity, at amortized cost                14,072,000     12,304,000
   (aggregate market value of
   $14,048,000 and $12,362,000 in 1997
   and 1996, respectively)
                                                     -----------    -----------
                                                      28,371,000     24,711,000
                                                     -----------    -----------
LOANS (Notes 2, 4 and 5)                              36,418,000     32,267,000
   Less- Allowance for possible loan losses              338,000        315,000
                                                     -----------    -----------
           Net loans                                  36,080,000     31,952,000
                                                     -----------    -----------
PREMISES AND EQUIPMENT, net (Notes 2 and 6)            1,677,000      1,693,000
                                                     -----------    -----------
ACCRUED INTEREST RECEIVABLE                              413,000        406,000
                                                     -----------    -----------
OTHER ASSETS                                              85,000        193,000
                                                     -----------    -----------
           Total assets                              $77,012,000    $67,822,000
                                                     ===========    ===========

       LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
  Deposits-
     Demand-
       Noninterest bearing                           $ 3,308,000    $ 2,160,000
       Interest bearing                                8,478,000      5,923,000
     Savings                                          16,284,000     16,038,000
     Time (Note 7)                                    42,002,000     37,503,000
                                                     -----------    -----------
           Total deposits                             70,072,000     61,624,000

  Accrued interest payable                               367,000        336,000
  Accrued expenses and other liabilities                 213,000        175,000
                                                     -----------    -----------
           Total liabilities                          70,652,000     62,135,000
                                                     -----------    -----------
COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS' EQUITY (Notes 8 and 10):
  Convertible preferred stock, 6% noncumulative
    $5 par value, 300,000 shares authorized;
    73,525 and 75,825 shares issued and
    outstanding for 1997 and 1996, respectively
   (liquidation value - $368,000)                        368,000        379,000
   Common stock, $5 par value, 2,000,000 shares
   authorized; 455,785 and 429,894 shares issued
   and outstanding for 1997 and 1996                   2,279,000      2,150,000
  Additional paid-in capital                           2,655,000      2,495,000
  Retained earnings                                    1,004,000        732,000
  Treasury stock, at cost, 5,175 shares at
   December 31, 1996                                        --          (58,000)

  Unrealized gain (loss) on securities available
   for sale, net of income taxes                          54,000        (11,000)
                                                     -----------    -----------
           Total shareholders' equity                  6,360,000      5,687,000
                                                     -----------    -----------
           Total liabilities and
             shareholders' equity                    $77,012,000    $67,822,000
                                                     ===========    ===========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                           THE JERSEY BANK FOR SAVINGS

                              STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                     1997         1996         1995
                                                  ----------   ----------   ----------
INTEREST INCOME (Note 2):
   Interest on loans                              $2,787,000   $2,255,000   $2,128,000
   Interest on securities and interest
     bearing deposits with banks                   1,998,000    1,556,000    1,434,000
   Interest on Federal funds sold                    367,000      303,000      203,000
                                                  ----------   ----------   ----------
            Total interest income                  5,152,000    4,114,000    3,765,000

INTEREST EXPENSE -- Interest on deposits           3,023,000    2,380,000    2,055,000
                                                  ----------   ----------   ----------
            Net interest income                    2,129,000    1,734,000    1,710,000

PROVISION FOR POSSIBLE LOAN LOSSES (Notes 2
   and 5)                                             23,000       47,000       39,000
                                                  ----------   ----------   ----------
            Net interest income after provision
              for possible loan losses             2,106,000    1,687,000    1,671,000
                                                  ----------   ----------   ----------
OTHER INCOME:
   Service charges on deposit accounts               120,000      107,000      100,000
   Other income                                       46,000       28,000       26,000
                                                  ----------   ----------   ----------
            Total other income                       166,000      135,000      126,000
                                                  ----------   ----------   ----------
OTHER EXPENSES:
   Salaries and employee benefits                    702,000      551,000      527,000
   Net occupancy expense                             313,000      231,000      198,000
   Other operating expenses (Note 14)                671,000      510,000      451,000
                                                  ----------   ----------   ----------
            Total other expenses                   1,686,000    1,292,000    1,176,000
                                                  ----------   ----------   ----------
            Income before income taxes               586,000      530,000      621,000

PROVISION FOR INCOME TAXES                           217,000      198,000      218,000
                                                  ----------   ----------   ----------
            Net income                            $  369,000   $  332,000   $  403,000
                                                  ==========   ==========   ==========
INCOME PER COMMON SHARE -- Basic (Notes 2
   and 10)                                        $      .75   $      .67   $      .83
                                                  ==========   ==========   ==========
INCOME PER COMMON SHARE -- Diluted (Notes 2
   and 10)                                        $      .73   $      .67   $      .81
                                                  ==========   ==========   ==========

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                           THE JERSEY BANK FOR SAVINGS
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                                        Unrealized Gain
                                                                                                          (Loss) on
                                                                 Additional                               Securities       Total
                                     Preferred      Common        Paid-In       Retained     Treasury    Available for Shareholders'
                                       Stock         Stock        Capital       Earnings       Stock         Sale          Equity
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE, December 31, 1994          $   379,000   $ 2,142,000   $ 2,480,000   $   190,000          --     ($  331,000)  $ 4,860,000

Issuance of 1,502 shares of                --           8,000        10,000          --            --            --          18,000
  common stock, under the
  dividend reinvestment plan
  (Note 8)
Purchase of 5,000 shares of                --            --            --            --     $   (52,000)         --         (52,000)
  treasury stock
Reissuance of 4,410 shares of              --            --           5,000          --          46,000          --          51,000
  treasury stock under the
  dividend reinvestment plan
  (Note 8)
Dividends-
  Common stock ($.12 per share)            --            --            --         (51,000)         --            --         (51,000)
  Preferred stock ($.60 per share)         --            --            --         (46,000)         --            --         (46,000)
Net income -- 1995                         --            --            --         403,000          --            --         403,000
Change in unrealized gain (loss)           --            --            --            --            --         357,000       357,000
  on securities available for
  sale, net of deferred taxes
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE, December 31, 1995              379,000     2,150,000     2,495,000       496,000        (6,000)       26,000     5,540,000

Purchase of 11,488 shares of               --            --            --            --        (131,000)         --        (131,000)
  treasury stock
Reissuance of 6,903 shares of              --            --            --            --          79,000          --          79,000
  treasury stock under the
  dividend reinvestment plan
  (Note 8)
Dividends-
  Common stock ($.12 per share)            --            --            --         (51,000)         --            --         (51,000)
  Preferred stock ($.60 per share)         --            --            --         (45,000)         --            --         (45,000)
Net income -- 1996                         --            --            --         332,000          --            --         332,000
Change in unrealized gain (loss)           --            --            --            --            --         (37,000)      (37,000)
  on securities available for
  sale, net of deferred taxes
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE, December 31, 1996              379,000     2,150,000     2,495,000       732,000       (58,000)      (11,000)    5,687,000

Purchase of 260 shares of treasury         --            --            --            --          (3,000)         --          (3,000)
  stock
Issuance of 8,492 shares of common         --          42,000        81,000          --            --            --         123,000
  stock under the dividend
  reinvestment plan (Note 8)
Reissuance of 5,435 shares of              --            --           2,000          --          61,000          --          63,000
  treasury stock under the
  dividend reinvestment plan
  (Note 8)
Conversion of 2,300 shares of           (11,000)       10,000          --            --            --            --          (1,000)
  preferred stock into 1,999
  shares of common stock
Exercise of 15,400 stock options           --          77,000        77,000          --            --            --         154,000
  under the stock option plan
  (Note 8)
Dividends-
  Common stock ($.12 per share)            --            --            --         (52,000)         --            --         (52,000)
  Preferred stock ($.60 per share)         --            --            --         (45,000)         --            --         (45,000)
Net income -- 1997                         --            --            --         369,000          --            --         369,000
Change in unrealized gain (loss)           --            --            --            --            --          65,000        65,000
  on securities available for
  sale, net of deferred taxes
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE, December 31, 1997          $   368,000   $ 2,279,000   $ 2,655,000   $ 1,004,000   $      --     $    54,000   $ 6,360,000
                                    ===========   ===========   ===========   ===========   ===========   ===========   ===========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                           THE JERSEY BANK FOR SAVINGS

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                    1997            1996            1995
                                                ------------    ------------    ------------
OPERATING ACTIVITIES:
 Net income                                     $    369,000    $    332,000    $    403,000
 Adjustments to reconcile net income to
   net cash provided by operating activities-
     Provision for possible loan losses               23,000          47,000          39,000
     Loan charge-offs                                   --           (11,000)           --
     Deferred tax (benefit) provision                (12,000)        (12,000)         26,000
     Depreciation and amortization expense           114,000          68,000          75,000
     Amortization of investment
       securities premium/discount, net               54,000          27,000           2,000
     (Increase) decrease in accrued interest
       receivable                                     (7,000)         42,000        (117,000)
     (Increase) decrease in other assets              77,000         (60,000)        (65,000)
     Increase in accrued interest payable             31,000          89,000         100,000
     Increase (decrease) in accrued expenses
       and other liabilities                          38,000         (29,000)        111,000
                                                ------------    ------------    ------------
          Net cash provided by operating
           activities                                687,000         493,000         574,000
                                                ------------    ------------    ------------
INVESTING ACTIVITIES:
 Net (increase) decrease in due from banks
   -- interest bearing                              (603,000)        421,000       1,361,000
 Purchases of securities-
   Available for sale                             (5,767,000)     (7,900,000)     (3,500,000)
   Held to maturity                               (5,331,000)     (3,982,000)     (2,523,000)
 Proceeds from sale of available for
   sale securities                                      --              --         1,101,000
 Proceeds from maturities and repayments
   of securities-
   Available for sale                              3,929,000       6,693,000       1,799,000
   Held to maturity                                3,563,000       1,895,000       1,626,000
 Net increase in loans                            (4,151,000)     (5,861,000)     (2,232,000)
 Capital expenditures                                (98,000)       (906,000)       (673,000)
                                                ------------    ------------    ------------
          Net cash used for investing
           activities                             (8,458,000)     (9,640,000)     (3,041,000)
                                                ------------    ------------    ------------
FINANCING ACTIVITIES:
 Net increase in deposits                          8,448,000      10,852,000       5,143,000
 Proceeds from the issuance of common stock          245,000            --             4,000
 Proceeds from the sale of treasury shares            45,000          23,000           9,000
 Purchase of treasury shares                          (3,000)       (131,000)        (52,000)
 Cash dividends paid                                 (48,000)        (40,000)        (41,000)
                                                ------------    ------------    ------------
          Net cash provided by financing
           activities                              8,687,000      10,704,000       5,063,000
                                                ------------    ------------    ------------
          Increase in cash and cash equivalents      916,000       1,557,000       2,596,000

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR     7,502,000       5,945,000       3,349,000
                                                ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR        $  8,418,000    $  7,502,000    $  5,945,000
                                                ============    ============    ============
SUPPLEMENTAL DISCLOSURES:
 Cash paid during the year for-
   Interest                                     $  2,992,000    $  2,291,000    $  1,955,000
   Income taxes                                      136,000         238,000         205,000
                                                ============    ============    ============

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                           THE JERSEY BANK FOR SAVINGS

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

(1) NATURE OF OPERATIONS:

     The Jersey Bank For Savings (the "Bank") provides community banking services primarily to small to medium-size businesses and the professional community, as well as individuals residing in Northeastern Bergen County, New Jersey.

(2) SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

     A summary of significant accounting policies of the Bank applied in the preparation of the accompanying financial statements follows.

       Use of Estimates in the
       Preparation of Financial Statements-

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to these financial statements relate to the allowance for possible loan losses and the fair value of financial instruments.

       Securities-

          Debt securities for which the Bank has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Bank does not have the positive intent and ability to hold to maturity and all marketable equity securities, are classified as available for sale and carried at fair value. Unrealized holding gains and losses on securities classified as available for sale are carried as a separate component of shareholders' equity, net of tax.

          Management determines the appropriate classification of debt securities at the time of purchase. The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts to maturity. Realized gains and losses, and declines in value other than temporary, are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

          For securities in the Bank's held to maturity and available for sale portfolios, fair value is determined by reference to quoted market prices. If quoted market prices are not available, fair value is estimated using quoted market values for similar securities. The Bank had no securities held for trading purposes as of December 31, 1997 or 1996.

       Allowance For Possible Loan Losses-

          The allowance for possible loan losses is maintained at a level considered adequate to provide for potential loan losses. The allowance is increased by provisions charged to expense and reduced by net charge-offs. The level of the allowance is based on management's evaluation of potential losses in the loan portfolio after consideration of appraised collateral values, financial condition of the borrowers, as well as prevailing and anticipated economic conditions. Credit reviews of the loan portfolio, designed to identify potential charges to the allowance, are made on a periodic basis during the year by senior management.

       Impaired Loans-

          The Bank evaluates loans held in its portfolio for impairment, as defined. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loans observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

       Premises and Equipment-

          Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lives of the related leases, or the life of the improvement, whichever is shorter.

       Interest on Loans-

          Interest on loans is credited to operations based upon the principal amount outstanding. Net loan origination fees are deferred and amortized over the life of the related loan as an adjustment to the loan yield. When management believes there is sufficient doubt as to the ultimate collectibility of interest on any loan, the accrual of applicable interest is discontinued.

       Income Taxes-

          The Bank uses the liability method of computing deferred income taxes. Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

       Stock Options-

          Effective January 1, 1995, the Bank adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation." The Bank continues to apply APB Opinion 25 and related Interpretations in accounting for stock options granted to employees and directors and has elected to adopt only the disclosure requirements of SFAS No.123, as permitted. The Bank had no options granted in 1997 and 1996, therefore, no additional disclosures were required in the 1997 financial statements for SFAS No. 123.

       Cash and Cash Equivalents-

          Cash and cash equivalents includes cash on hand, noninterest bearing amounts due from banks and Federal funds sold. Generally, Federal funds are sold for a one-day period.

       Earnings Per  Share-

          The Bank adopted SFAS No. 128, "Earnings per Share" effective December 15, 1997. In accordance with this new accounting standard, basic earnings per share is computed based on the weighted average number of shares outstanding for the periods presented. Diluted earnings per share is computed based on the weighted average number of shares outstanding of the period presented adjusted for the effect of the Bank's convertible preferred stock and stock options outstanding, if dilutive. The Bank restated previous reporting earnings per share for 1996 and 1995 as required by this new accounting standard.

       Dividend Restrictions-

          New Jersey state law permits the payment of dividends to the shareholders to the extent that the bank will have a surplus of not less than 50% of its capital stock or if not, payment of the dividend will not reduce its surplus.

       New Financial Accounting Standards-

          The Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," in June 1997. This statement is effective for years beginning after December 15, 1997. Statement No. 130 requires entities that present a complete set of financial statements to include the components of comprehensive income. Comprehensive income consists of net income or loss for the current period and revenues, expenses, gains and losses that bypass the income statement and are reported as a component of equity. The effect of adopting Standards No.130 is not expected to be material to the Bank's results of operations or financial position.

          Also in June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information", which is effective for all periods beginning after December 15, 1997. Statement No. 131 requires that public companies report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public companies report certain information about their products and services, the geographic areas in which they operate, and their major customers. Management is currently evaluating the disclosures impact of SFAS No. 131 on its financial statements and has not determined if it has any reportable segments.

(3) SECURITIES:

     Information with regard to the Bank's securities portfolio at December 31 is as follows-

                                                    1997
                             ---------------------------------------------------
                                             Gross        Gross       Estimated
                              Amortized    Unrealized   Unrealized      Market
                                Cost         Gains        Losses        Value
                             -----------  -----------  -----------   -----------
Available for sale

Mortgage backed securities   $10,756,000  $   111,000  ($   12,000)  $10,855,000
Other securities               3,451,000        5,000      (12,000)    3,444,000
                             -----------  -----------  -----------   -----------
   Subtotals                  14,207,000      116,000      (24,000)   14,299,000

Held to maturity

Mortgage backed securities    14,072,000       47,000      (71,000)   14,048,000
                             -----------  -----------  -----------   -----------

   Totals                    $28,279,000  $   163,000  ($   95,000)  $28,347,000
                             ===========  ===========  ===========   ===========

                                                    1996
                             ---------------------------------------------------
                                             Gross        Gross       Estimated
                              Amortized    Unrealized   Unrealized      Market
                                Cost         Gains        Losses        Value
                             -----------  -----------  -----------   -----------
Available for sale

Mortgage backed securities   $ 8,068,000  $    52,000  ($   45,000)  $ 8,075,000
Other securities               4,357,000        5,000      (30,000)    4,332,000
                             -----------  -----------  -----------   -----------
   Subtotals                  12,425,000       57,000      (75,000)   12,407,000

Held to maturity

Mortgage backed securities    12,304,000       80,000      (22,000)   12,362,000
                             -----------  -----------  -----------   -----------

   Totals                    $24,729,000  $   137,000  ($   97,000)  $24,769,000
                             ===========  ===========  ===========   ===========

     The amortized cost and estimated market value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Amortized      Estimated
                                                       Cost       Market Value
                                                   -----------    ------------

       Due in one year through five years           $2,500,000     $ 2,493,000
       Due in more than five years                     500,000         500,000
       Mortgage-backed securities                   24,828,000      24,903,000
       Other securities                                451,000         451,000
                                                   -----------    ------------
                                                   $28,279,000    $ 28,347,000
                                                   ===========    ============

     As of December 31, 1997 and 1996, securities having carrying values of $186,000 and $214,000, respectively, were pledged to secure public funds or for other purposes as required by law.

(4) LOANS:

     Loans outstanding by classification at December 31 are as follows-

                                                1997            1996
                                            ------------    ------------

       Loans secured by real estate-
         Residential                        $ 26,096,000    $ 24,719,000
         Commercial                            7,129,000       4,453,000
         Construction                          2,255,000       1,385,000
       Loans to individuals                      972,000       1,757,000
       Unearned income                           (34,000)        (47,000)
                                            ------------    ------------

                                            $ 36,418,000    $ 32,267,000
                                            ============    ============

     As of December 31, 1997, the Bank had no impaired loans. As of December 31, 1996, the balance of impaired loans, which are defined as nonaccrual or nonperforming loans (past due over 90 days), was $443,000. The fair value of the collateral of these loans exceeded the Bank's respective recorded investments, therefore, no valuation allowance was necessary.

     Activity for 1997 related to loans to directors, executive officers and their affiliated interests is as follows-


       Balance, beginning of year                            $ 4,271,000
       Loans granted                                           1,061,000
       Repayments of loans                                    (1,736,000)
                                                             -----------

       Balance, end of year                                  $ 3,596,000
                                                             ===========

     All such loans are current as to principal and interest payments as of December 31, 1997.

(5) ALLOWANCE FOR POSSIBLE LOAN LOSSES:

     The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known.

     An analysis of the allowance for possible loan losses is as follows-

                                          1997        1996         1995
                                       ---------   ---------    ---------

       Balance, beginning of year      $ 315,000   $ 279,000    $ 240,000
       Provision charged to expense       23,000      47,000       39,000
       Loan charge offs                     --       (11,000)        --
                                       ---------   ---------    ---------

       Balance, end of year            $ 338,000   $ 315,000    $ 279,000
                                       =========   =========    =========

(6) PREMISES AND EQUIPMENT:

     Premises and equipment consists of the following as of December 31-

                                                            1997         1996
                                                         ----------   ----------
       Land                                              $  581,000   $  581,000
       Building                                             837,000      767,000
       Furniture and equipment                              498,000      472,000
       Leasehold improvements                               332,000      327,000
                                                         ----------   ----------
                                                          2,248,000    2,147,000
       Less- Accumulated depreciation and amortization      571,000      454,000
                                                         ----------   ----------
                                                         $1,677,000   $1,693,000
                                                         ==========   ==========

(7) DEPOSITS:

     Time deposits in denominations of $100,000 or more totaled $12,367,000 and $9,973,000 at December 31, 1997 and 1996, respectively.

     Scheduled maturities of certificates of deposits are as follows-

                                   Year Ended December 31, 1997
                     ----------------------------------------------------------
                                  Over Three    Over One
                       Three        Months        Year       Over
                     Months or      Through      Through     Three
                        Less     Twelve Months Three Years   Years     Total
                     ----------- ------------- ----------- -------- -----------

$100,000 or more     $ 7,171,000  $ 3,774,000  $ 1,089,000 $333,000 $12,367,000
Less than $100,000    11,108,000   14,166,000    3,654,000  707,000  29,635,000

                                   Year Ended December 31, 1996
                     ----------------------------------------------------------
                                  Over Three    Over One
                       Three        Months        Year      Over
                     Months or      Through      Through    Three
                        Less     Twelve Months Three Years  Years      Total
                     ----------- ------------- ----------- -------- -----------

$100,000 or more     $ 5,882,000  $ 2,959,000   $  504,000 $628,000 $ 9,973,000
Less than $100,000    10,148,000   11,808,000    5,087,000  487,000  27,530,000

(8) SHAREHOLDERS' EQUITY:

       Stock Option Plan-

          In June, 1990, under the Bank's stock option plan (the Plan) the Bank granted 17,000 options to certain executives for the purchase of common stock. The options become exercisable ratably over a five-year period and are exercisable over a ten-year period at a price of $10 per share. At December 31, 1997, all 17,000 had been exercised or expired.

       Convertible Preferred Stock-

          During 1993 and 1994, the Bank issued a total of 75,825 shares of 6% noncumulative convertible preferred stock at a price of $10 per share. Each share of preferred stock is convertible, at the holders' option, into one share of common stock of the Bank at a conversion price of $11.50 per share. During 1997, 2,300 shares were converted. No shares were converted in 1996.

       Dividend Reinvestment Plan-

          During 1993, the Bank instituted a common and preferred stock dividend reinvestment plan (the Plan) by which shareholders may use their cash dividends to purchase common stock of the Bank at $11.50 per share. In addition to the reinvestment of cash dividends, shareholders may make optional payments to the Plan in amounts not less than $100 and not more than $5,000 per quarter, for the purchase of common stock of the Bank. During 1997 and 1996, 13,927 and 6,903 shares of common stock were purchased under this plan.

(9) INCOME TAXES:

     The components of the income tax provision are as follows-

                                               Year Ended December 31
                                         -----------------------------------
                                            1997         1996         1995
                                         ---------    ---------    ---------
       Federal income taxes (benefit)-
        Current                          $ 211,000    $ 195,000    $ 174,000
        Deferred                           (12,000)     (12,000)      26,000
       State                                18,000       15,000       18,000
                                         ---------    ---------    ---------

                                         $ 217,000    $ 198,000    $ 218,000
                                         =========    =========    =========

     Temporary differences result from accounting for certain income and expense items in different time periods for financial statement purposes than for income tax return purposes. Cumulative temporary differences at December 31, 1997 and 1996 are as follows-

                                                          Asset (Liability)
                                                        --------------------
                                                          1997        1996
                                                        --------    --------

       Allowance for possible loan losses               $ 80,000    $ 75,000
       Deferred fee income                                45,000      41,000
       Depreciation                                      (81,000)    (42,000)
       Unrealized (gain) loss on securities
         available for sale                              (38,000)      7,000
       Other                                                --        (3,000)
                                                        --------    --------

              Deferred tax asset                        $  6,000    $ 78,000
                                                        ========    ========

     The Bank believes the existing net deductible temporary differences will reverse during periods in which the Bank generates sufficient net taxable income, accordingly, management has not recorded a valuation allowance as of December 31, 1997 and 1996.

     The difference between the provision for income taxes computed by applying the Federal income tax rate of 34% and the effective tax rate for 1997, 1996 and 1995 is primarily the result of state tax expense, net of the Federal benefit.

(10) EARNINGS PER SHARE DISCLOSURES:

     The following is a reconciliation of basic and dilutive earnings per share-

                                            For the Year Ended December 31, 1997
                                            ------------------------------------
                                                            Weighted
                                                             Average    Income
                                               Income        Shares    Per Share
                                              ---------    ---------   ---------
    Net Income                                $ 369,000
    Less - Preferred stock dividends            (45,000)
                                              ---------

       Net income per share - Basic income
       available to common shareholders         324,000      433,842   $    0.75
                                                                       =========
    Effect of dilutive securities-
      Add-Preferred stock dividends              45,000
      Convertible preferred shares                           65,269
      Options granted to employees                            4,834
                                              ---------   ---------
       Net income per share - Diluted income
       available to common shareholders plus
       assumed conversions                    $ 369,000      503,945   $    0.73
                                              =========    =========   =========

                                            For the Year Ended December 31, 1996
                                            ------------------------------------
                                                            Weighted
                                                             Average    Income
                                               Income        Shares    Per Share
                                              ---------    ---------   ---------
    Net Income                                $ 332,000
    Less - Preferred stock dividends            (45,000)
                                              ---------
       Net income per share - Basic income
       available to common shareholders         287,000      425,854   $    0.67
                                                                       =========
    Effect of dilutive securities-
      Add-Preferred stock dividends              45,000
      Convertible preferred shares                            65,930
      Options granted to employees                             2,217
                                              ---------    ---------
       Net income per share - Diluted income
       available to common shareholders plus
       assumed conversions                    $ 332,000      494,001   $    0.67
                                              =========    =========   =========

                                            For the Year Ended December 31, 1995
                                            ------------------------------------
                                                            Weighted
                                                            Average     Income
                                               Income        Shares    Per Share
                                              ---------    ---------   ---------

    Net Income                                $ 403,000
    Less - Preferred stock dividends            (46,000)
                                              ---------

       Net income per share -- Basic income
       available to common shareholders         357,000      428,179   $    0.83
                                                                       =========

    Effect of dilutive securities-
      Add-Preferred stock dividends              46,000
      Convertible preferred shares                            65,930
      Options granted to employees                             2,217
                                              ---------    ---------

       Net income per share - Diluted income
       available to common shareholders plus
       assumed conversions                    $ 403,000      496,326   $    0.81
                                              =========    =========   =========

(11) REGULATORY CAPITAL REQUIREMENTS:

     The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based; Tier I risk-based; and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions' category.

     The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                    To Be Well Capitalized
                                                               For Capital         Under Prompt Corrective
                                           Actual           Adequacy Purposes          Action Provisions
                                   ------------------     ---------------------      --------------------
                                     Amount     Ratio       Amount        Ratio        Amount       Ratio
                                   ----------   -----     ----------      -----      ----------     -----
       As of December 31, 1997-
        Total capital (to Risk
          Weighted Assets)         $6,644,000   20.81% => $2,554,000   => 8.00%   => $3,193,000  => 10.00%
        Tier I Capital (to Risk
          Weighted Assets)          6,306,000   19.75% =>  1,277,000   => 4.00%   =>  1,916,000  =>  6.00%
        Tier I Capital (to
          Average Assets)           6,306,000    8.43% =>  2,991,000   => 4.00%   =>  3,739,000  =>  5.00%
       As of December 31, 1996-
        Total capital (to Risk
          Weighted Assets)          6,012,000   20.36% =>  2,362,000   => 8.00%   =>  2,953,000  => 10.00%
        Tier I Capital (to Risk
          Weighted Assets)          5,697,000   19.29% =>  1,181,000   => 4.00%   =>  1,772,000  =>  6.00%
        Tier I Capital
          (to Average Assets)       5,697,000    9.39% =>  2,427,000   => 4.00%   =>  3,034,000  =>  5.00%

(12) BENEFIT PLAN:

     The Bank maintains a 401(k) plan for all employees who complete one year of service and attain the age of 21. Under the plan, the Bank will match 50% of the employee contributions up to a maximum of the first 4% of compensation deferred. Bank contributions are 100% vested when made. During 1997, 1996 and 1995, Bank contributions were approximately $7,000, $4,000 and $3,000, respectively.

(13) COMMITMENTS AND CONTINGENCIES:

     The Bank currently leases its main office for a period of ten years with options to renew for five five-year periods. The future minimum rental payments are as follows-

       Lease Year

       1998                                                      $65,000
       1999                                                       65,000
       2000                                                       65,000
       2001                                                       65,000
       2002                                                       65,000
       Thereafter                                              1,170,000
                                                              ----------
             Total                                            $1,495,000
                                                              ==========

     The above amounts represent the minimum rentals not adjusted for possible future increases due to escalation provisions and assumes that all option periods will be exercised by the Bank.

     Total rent expense was $68,000, $66,000 and $63,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     The statement of condition does not reflect various commitments relating to financial instruments which are used in the normal course of business. Management does not anticipate that the settlement of those financial instruments will have a material adverse effect on the Bank's financial position. These instruments include commitments to extend credit and letters of credit. These financial instruments carry various degrees of credit risk, which is defined as the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract.

     The Bank may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. The Bank also has various commitments and contingent liabilities, including unused loan commitments of approximately $6,587,000 which are not reflected in the accompanying statement of condition. In management's judgment, the financial position of the Bank will not be affected materially by the final outcome of any present legal proceedings or other contingent liabilities and commitments.

(14) OTHER OPERATING EXPENSES:

     The components of other operating expenses for the year ended December 31, are as follows-

                                                   1997       1996       1995
                                                 --------   --------   --------

       Insurance                                 $ 27,000   $ 26,000   $ 32,000
       Marketing                                   46,000     75,000     38,000
       Computer services                          170,000    131,000    119,000
       Regulatory, professional and other fees    133,000     71,000     66,000
       Office expense                              57,000     43,000     41,000
       All other                                  238,000    164,000    155,000
                                                 --------   --------   --------
                                                 $671,000   $510,000   $451,000
                                                 ========   ========   ========

(15) FAIR VALUE OF
     FINANCIAL INSTRUMENTS:

     The following is a summary of fair value versus the carrying value of the Bank's financial instruments. For the Bank, as for most financial institutions, the bulk of its assets and liabilities are considered financial instruments. Many of the Bank's financial instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. It is also the Bank's general practice and intent to hold its financial instruments to maturity and not engage in trading or sales activities. Therefore, significant estimations and present value calculations were used by the Bank for the purpose of this disclosure.

     Estimated fair values have been determined by the Bank using the best available data and an estimation methodology suitable for each category of financial instruments. Financial instruments actively traded in the secondary market have been valued using available market prices. The estimation methodologies used, the estimated fair values, and the recorded book balances, were as follows-

                                          December 31, 1997               December 31, 1996
                                     ----------------------------    ---------------------------
                                       Carrying        Estimated       Carrying       Estimated
                                         Value         Fair Value        Value        Fair Value
                                     --------------   -----------    --------------   ----------

     Cash and cash equivalents       $8,418,000        $8,418,000    $7,502,000       $7,502,000
     Securities available for sale,
     including accrued
          interest receivable        14,314,000 (1)    14,406,000    12,548,000 (1)   12,530,000
     Securities held to maturity,
       including accrued
             interest receivable     14,171,000        14,147,000    12,400,000       12,458,000
     Loans, including accrued
       interest receivable           36,657,000        37,010,000    32,499,000       32,551,000
     Deposits, including
       accrued interest payable      70,439,000        70,449,000    61,960,000       61,982,000

     (1) Securities available for sale are carried at their estimated fair value. This amount represents amortized cost at December 31, 1997 and 1996. See Note 3.

     Financial instruments with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating current market for similar assets and liabilities. For those loans and deposits with floating interest rates, it is assumed that estimated fair values generally approximate the recorded book balances.

     There is no material difference between the notional amount and the estimated fair value of off-balance sheet unfunded loan commitments which totaled $6,587,000 and $6,108,000 at December 31, 1997 and 1996,
     respectively. Standby letters of credit totaling $64,000 and $97,000 as of December 31, 1997 and 1996, respectively, are based on fees charged for similar agreements; accordingly, the estimated fair value of standby letters of credit is nominal. See also Note 13 for additional discussion relating to these off-balance sheet activities.

(16) MERGER AGREEMENT:

     On January 27, 1998, the Bank entered into an agreement and plan of merger (the "Merger Agreement") with Interchange Financial Services Corporation and Interchange State Bank (collectively "Interchange") providing for the merger (the "Merger") of the Bank with Interchange. The Merger Agreement provides that shareholders of the Bank will receive for each share of the Bank's common stock, 1.5 shares of common stock of Interchange, after giving effect to the 3 for 2 split of the common stock of Interchange, which was approved on February 26, 1998. Holders of the Bank's preferred stock will be given the opportunity to enter into a conversion agreement with the Bank by which each share will convert into common shares at the pre-determined conversion ratio of .8695 common shares for each preferred share.

     Completion of the Merger is subject to shareholder and regulatory approvals and is expected to close in the second quarter of 1998. The Merger will be accounted for as a pooling of interests under generally accepted accounting principles.

     Concurrently with the execution of the Merger Agreement the Bank entered into a stock option agreement with Interchange providing for the grant by the Bank to Interchange of an option (the "Option") to purchase a number of shares of the Bank's common stock not to exceed 19.9% of the common stock outstanding on January 27, 1998. The Option is exercisable only upon the occurrence of certain events, none of which, to the best knowledge of the Bank, has occurred.

                                                                      Appendix A

Agreement and Plan of Merger, dated January 27, 1998 , by and among Interchange Financial Services Corporation, Interchange Bank (formerly known as Interchange State Bank) and The Jersey Bank for Savings, included as Appendix A to the Proxy Statement/Prospectus is incorporated by reference to Exhibit 10(d) to the Interchange Annual Report on Form 10-K for the year ended December 31, 1997, and by reference to Exhibit 2(c) hereto.

                                                                      Appendix B

Stock  Option  Agreement,  dated  January  27,  1998,  by and among  Interchange
Financial Services Corporation and The Jersey Bank for Savings, included as Appendix B to the Proxy Statement/Prospectus is incorporated by reference to
Exhibit 10(e) to the Interchange Annual Report on Form 10-K for the year ended December 31, 1997.

                                                                      Appendix C


April 27,  1998


PRIVATE AND CONFIDENTIAL

Board of Directors
The Jersey Bank for Savings
2-8 South Kinderkamack Road
Montvale, NJ  07645-0333

Members of the Board:

The Jersey Bank for Savings ("JERSEY") has entered into an Agreement and Plan of Merger and Stock Option Agreement dated January 27, 1998 ("MERGER AGREEMENT") with Interchange Financial Services Corporation ("INTERCHANGE") and Interchange Bank (formerly known as Interchange State Bank) which provides for the acquisition of JERSEY by means of a transaction ("MERGER") pursuant to which JERSEY would merge with and into Interchange Bank.

If the MERGER is approved and consummated, subject to the provisions of the MERGER AGREEMENT, each share of JERSEY Common Stock issued and outstanding shall be converted at the Effective Time into the right to receive 1.5 shares of Common Stock, no par value, of INTERCHANGE.

Immediately prior to the effect date, each share of JERSEY Preferred Stock, par value $5.00 per share, shall be converted into 0.8695 shares of JERSEY Common Stock and thereby become eligible for conversion into INTERCHANGE Common Stock as stated above.

In lieu of the issuance of applicable fractional shares, INTERCHANGE will make a cash payment therefor based on the Average Closing Price of INTERCHANGE Common Stock as defined in the MERGER AGREEMENT.

You have requested our opinion as to whether the consideration offered in the MERGER is fair, from a financial point of view, to the shareholders of JERSEY.

Capital Consultants of Princeton, Inc. ("CAPITAL CONSULTANTS"), as a customary part of its investment banking business, is engaged in the valuation of commercial banking and thrift institutions and their securities in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes.

In arriving at our opinion we have  reviewed and  analyzed,  among other things:
(i) the MERGER AGREEMENT; (ii) the INTERCHANGE Registration Statement on Form S-4 of which this Proxy Statement-Prospectus is a part; (iii) publicly available information relating to INTERCHANGE and JERSEY including, for INTERCHANGE, annual reports to shareholders and annual reports on Form 10-K filed with the SEC for the years ended December 31, 1995 through 1997, the Consolidated Financial Statements of December 31, 1997, 1996, and 1995, and the quarterly reports to shareholders and quarterly reports on Form 10-Q filed with the SEC for the periods ended March 31, June 30, and September 30, 1997, and for JERSEY annual reports to shareholders for the years ended December 31, 1994 through 1996, Financial Statements as of

December 31, 1997, 1996, and 1995 together with the Report of Independent Public Accountants and quarterly reports of Condition and Income as filed with the Federal Deposit Insurance Corporation for the periods ended March 31, June 30, and September 30, 1997; (iv) certain historical operating and financial information provided to CAPITAL CONSULTANTS by the managements of JERSEY and INTERCHANGE; (v) historical and current market data for the JERSEY Common Stock and the INTERCHANGE Common Stock; (vi) the publicly available financial data and stock market performance data of publicly traded banking and thrift institutions which CAPITAL CONSULTANTS deemed generally comparable to JERSEY and INTERCHANGE;
(vii) the nature and terms of recent acquisitions and merger transactions involving banking institutions and bank and thrift holding companies that CAPITAL CONSULTANTS considered reasonably similar to JERSEY and INTERCHANGE in financial character, operating character, historical performance, geographic market and economy; and (viii) such other studies, financial forecasts, analyses, inquiries and reports as CAPITAL CONSULTANTS deemed appropriate. In addition, CAPITAL CONSULTANTS conducted meetings with members of senior management of JERSEY and INTERCHANGE for purposes of reviewing the future prospects of JERSEY and INTERCHANGE. CAPITAL CONSULTANTS evaluated the pro forma ownership of the INTERCHANGE Common Stock by JERSEY shareholders, relative to the pro forma contribution of JERSEY assets, deposits, equity, and earnings to the pro forma resulting company in the MERGER. CAPITAL CONSULTANTS also took into account its experience in other transactions, as well as its knowledge of the banking and thrift industries and its experience in securities valuations. In addition, we considered the future prospects of JERSEY in the event that it remained independent.

As part of our engagement, we have prepared analyses of strategic and financial considerations of various strategic alternatives, and we have advised JERSEY in connection with its consideration of such alternatives. In this regard, we approached third parties to solicit interest in a possible strategic alliance with, or acquisition of, JERSEY. We held preliminary discussions with certain of these parties concerning the terms of their interest, of which you are aware. At your request, we participated with JERSEY in the negotiation of the MERGER AGREEMENT.

While we have taken care in our investigation and analysis, we have relied upon and assumed the accuracy, completeness and fairness of the financial and other information provided to us or publicly available, and have not attempted to verify same. We have not made or obtained any independent evaluations or appraisals of the assets or liabilities of JERSEY or INTERCHANGE.

In conducting our analysis and arriving at our opinion, we have considered such financial and other factors as we have deemed appropriate in the circumstances. In rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the MERGER, no conditions will be imposed that would have a material adverse effect on the contemplated benefits of MERGER. Our opinion is necessarily based upon market, economic, and other conditions as they exist and can be evaluated as of the date of this letter.

Based upon and subject to the foregoing, it is our opinion as investment bankers that the consideration to be paid in the MERGER is fair, from a financial point of view, to the shareholders of JERSEY.

Very truly yours,

/s/ Capital Consultants of Princeton, Inc.
-----------------------------------------------
CAPITAL CONSULTANTS OF PRINCETON, INC.

                                                                      Appendix D

                         New Jersey Banking Act of l948

                  l7:9A-l40. Rights of dissenting stockholders;
                             settlement by agreement

A.  A stockholder who

      (l) is entitled to vote at the meeting of stockholders prescribed by section l37; and who

      (2) serves a written notice of dissent from the merger agreement, in the manner, at the place, and within the time prescribed in subsections B and C of this section; and who

      (3) does not vote to approve the merger agreement at the meeting prescribed by section l37, or at any adjournment thereof, may, within thirty days after the filing of the agreement in the department as provided by section l37, serve a demand upon the receiving bank at its principal office, for the payment to him of the value of his shares of stock. The receiving bank may, within ten (l0) days after the receipt of such demand, offer to pay the stockholder a sum for his shares, which, in the opinion of the board of directors of the receiving bank, does not exceed the amount which would be paid upon such shares if the business and assets of the bank whose stock such stockholder holds were liquidated on the day of the filing of the agreement pursuant to section l37.

B. Service of the notice of dissent prescribed by paragraph (2) of subsection A of this section shall be made at the principal office of the bank whose stock is held by the dissenting stockholder, and shall be made not later than the third day prior to the day fixed for the meeting of the stockholders of such bank pursuant to section l37.

C. Service of the notice of dissent and of the demand for payment prescribed by this section may be made by registered mail or personally by the dissenting stockholder or his agent.

                      l7:9A-l4l. Appointment of appraisers

      If a stockholder fails to accept the sum offered for his shares pursuant to section one hundred forty, he may, within three weeks after the receipt by him of the bank's offer of payment, or, if no offer is made by the bank, within three weeks after the date upon which his demand was served upon the bank as specified in section one hundred forty, institute an action in the Superior Court for the appointment of a board of three appraisers to determine the value of his shares of stock as of the day of the filing of the merger agreement pursuant to section one hundred thirty-seven. The court may proceed in the action in a summary manner or otherwise. Any other stockholder who has the right to institute a similar action may intervene. The court shall, in respect to any one bank, appoint a single board of three appraisers to determine the value of the shares of all stockholders of such bank who are parties to such action.

              l7:9A-l42. Duties of appraisers; report; objections;
                             compensation; vacancies

A. The appraisers shall be sworn to the faithful discharge of their duties. They shall meet at such place or places, and shall give such notice of their meetings as the court may prescribe. The bank and each stockholder who is a party to the action instituted pursuant to section one hundred forty-one, may be represented by attorneys in the proceedings before such appraisers, and may present such evidence to them as shall be material to the issue. The determination of any two of the appraisers shall control. Upon the conclusion of their deliberations, the appraisers shall file in the Superior Court a report and appraisal of the value of the shares of stock, and shall mail a copy thereof to the bank and to each stockholder who is a party to said action.

B. The bank and each stockholder who is a party to said action shall have ten days after the filing of the report and appraisal within which to object thereto in the Superior Court. In the absence of any objections, the report and appraisal shall be binding upon the bank and upon such stockholders, and the bank shall pay each such stockholder the value of his shares, as reported by the appraisers, with interest from the date of the filing of the merger agreement pursuant to section one hundred thirty-seven, at such rate, not in excess of the legal rate, as shall be fixed by the appraisers. If objections are made, the court shall make such order or judgment thereon as shall be just.

C. The Superior Court shall fix the compensation of the appraisers, which shall be paid by the bank, and shall be vested with full jurisdiction over all matters arising out of an action instituted pursuant to section one hundred forty-one. In the case of a vacancy in the board of appraisers, the Superior Court shall, on its own motion, or upon motion of a stockholder, or of the receiving bank, fill such vacancy.

                     l7:9A-l43. Assignment of stock to bank

      Upon payment by the bank of the value of shares of stock pursuant to this article, the holder thereof shall assign such shares to the bank.

                l7:9A-l44. Effect of stockholder's failure to act

      A stockholder who fails to act pursuant to sections l40 or l4l shall be forever barred from bringing any action to enforce his right to be paid the value of his shares in lieu of continuing his status as a stockholder in the receiving bank.

                l7:9A-l45. Obligation of bank to pay stockholder

      An offer by the bank and an acceptance thereof by the stockholder pursuant to section l40 and the determination of value upon proceedings brought pursuant to sections l4l and l42 shall constitute a debt of the receiving bank for the recovery of which an action will lie.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

      Indemnification. The New Jersey Business Corporation Act empowers a corporation to indemnify a corporate agent against his expenses and liabilities incurred in connection with any proceeding (other than a derivative lawsuit) involving the corporate agent by reason of his being or having been a corporate agent if (a) the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and
(b) with respect to any criminal proceeding, the corporate agent had no reasonable cause to believe his conduct was unlawful. For purposes of the Act, the term "corporate agent" includes any present or former director, officer, employee or agent of the corporation, and a person serving as a "corporate agent" at the request of the corporation for any other enterprise.

      With respect to any derivative action, the corporation is empowered to indemnify a corporate agent against his expenses (but not his liabilities) incurred in connection with any proceeding involving the corporate agent by reason of his being or having been a corporate agent if the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, only the court in which the proceeding was brought can empower a corporation to indemnify a corporate agent against expenses with respect to any claim, issue or matter as to which the agent was adjudged liable for negligence or misconduct.

      The corporation may indemnify a corporate agent in a specific case if a determination is made by any of the following that the applicable standard of conduct was met: (i) the Board of Directors, or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (ii) by independent legal counsel, if there is not a quorum of disinterested directors or if the disinterested quorum empowers counsel to make the determination; or
(iii) by the shareholders.

      A corporate agent is entitled to mandatory indemnification to the extent that the agent is successful on the merits or otherwise in any proceeding, or in defense of any claim, issue or matter in the proceeding. If a corporation fails or refuses to indemnify a corporate agent, whether the indemnification is permissive or mandatory, the agent may apply to a court to grant him the requested indemnification. In advance of the final disposition of a proceeding, the corporation may pay an agent's expenses if the agent agrees to repay the expenses unless it is ultimately determined he is entitled to indemnification.

      Exculpation. Article VI of the Certificate of Incorporation of Interchange provides:

      "A director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders, except for liability for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the Corporation or its shareholders, (b) not in good faith or involving a knowing violation of law, or (c) resulting in receipt by such person of an improper personal benefit."

Item 21.
A. Exhibits

Exhibit No.            Description
-----------            -----------

2(a) Agreement and Plan of Merger, dated January 27, 1998 , by and among Interchange Financial Services Corporation, Interchange Bank (formerly known as Interchange State Bank) and The Jersey Bank for Savings, included as Appendix A to the Proxy Statement/Prospectus. For purposes of filing this Registration Statement on Form S-4 with the Commission incorporated by Reference to Interchange Annual Report on Form 10-K for the year ended December 31, 1997.

2(b) Stock Option Agreement, dated January 27, 1998, by and among Interchange Financial Services Corporation and The Jersey Bank for Savings, included as Appendix B to the Proxy Statement/Prospectus. For purposes of filing this Registration Statement on Form S-4 with the Commission incorporated by Reference to Interchange Annual Report on Form 10-K for the year ended December 31, 1997.

2(c)           Amended Section 1.7 of the Agreement and Plan of Merger.


3 Certificate of Incorporation of Interchange Financial Services Corporation, and all amendments thereto.


5 Opinion of Norris, McLaughlin & Marcus, P.A. as to the legality of the securities to be registered.

8 Opinion of Norris, McLaughlin & Marcus, P.A. as to certain tax consequences of the Merger.

10(a) Form of Conversion Agreement entered in by Holders of Jersey Preferred Stock.

10(b) Form of Trust Agreement to be entered into between Interchange and a financial institution to be named with respect to payments relating to severance of Clyde Britt and William C. Ledgerwood.

11             Computation re earnings per share - Interchange

12 Computation re Ratio of earnings to fixed charges excluding interest on deposits and Ratio of earnings to fixed charges including interest on deposits.

23(a)          Consent of Deloitte & Touche LLP.

23(b)          Consent of Arthur Andersen LLP.

23(c)* Consent of Norris, McLaughlin & Marcus, P.A. (Included in Exhibits 5 and 8 hereto).

23(d)          Consent of Capital  Consultants,  Inc.

99 Form of Proxy Card to be utilized by the Board of Directors of The Jersey Bank for Savings.

*  Included elsewhere in this registration statement.

B. Financial Schedules

   All financial statement schedules have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto or incorporated by reference therein.

C. Report, Opinion or Appraisals

   Form of Fairness Opinion of Capital Consultants of Princeton, Inc. is included as Appendix C to Joint Proxy Statement/Prospectus.

Item 22. Undertakings

      1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      2. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called or by the other items of the applicable form.

      3. The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph 2 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a) (3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      5. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      6. Subject to appropriate interpretation, the undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration Statement when it becomes effective.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Township of Saddle Brook, State of New Jersey on April 23, 1998.

                                      Interchange Financial Services Corporation

                                      /s/Anthony Labozzetta
                                      ------------------------------------------
                                      Executive Vice President and
                                         Chief Financial Officer


      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


/s/Anthony S. Abbate                     /s/James E. Healey
--------------------------------------   ---------------------------------------
Anthony S. Abbate       April 23, 1998   James E. Healey          April 23, 1998
 Director                                 Director
 President and Chief Executive Officer

/s/Anthony D. Andora                     /s/Anthony Labozzetta
--------------------------------------   ---------------------------------------
Anthony D. Andora       April 23, 1998   Anthony Labozzetta       April 23, 1998
 Director                                 Executive Vice President and
 Chairman of the Board                    Chief Financial Officer

/s/Donald L. Correll                     /s/Nicholas R. Marcalus
--------------------------------------   ---------------------------------------
Donald L. Correll       April 23, 1998   Nicholas R. Marcalus     April 23, 1998
 Director                                 Director

/s/Anthony R. Coscia                     /s/Eleanore S. Nissley
--------------------------------------   ---------------------------------------
Anthony R. Coscia       April 23, 1998   Eleanore S. Nissley      April 23, 1998
 Director                                 Director

/s/John J. Eccleston                     /s/Jeremiah F. O'Connor
--------------------------------------   ---------------------------------------
John J. Eccleston       April 23, 1998   Jeremiah F. O'Connor     April 23, 1998
 Director                                 Director

/s/David R. Ficca                        /s/Robert P. Rittereiser
--------------------------------------   ---------------------------------------
David R. Ficca          April 23, 1998   Robert P. Rittereiser    April 23, 1998
 Director                                 Director

                                         /s/Benjamin Rosenzweig
                                         ---------------------------------------
                                         Benjamin Rosenzweig      April 23, 1998
                                          Director

                                INDEX TO EXHIBITS

Exhibit No. Description

Exhibit No.            Description
-----------            -----------

2(a) Agreement and Plan of Merger, dated January 27, 1998 , by and among Interchange Financial Services Corporation, Interchange Bank (formerly known as Interchange State Bank) and The Jersey Bank for Savings, included as Appendix A to the Proxy Statement/Prospectus. For purposes of filing this Registration Statement on Form S-4 with the Commission incorporated by Reference to Interchange Annual Report on Form 10-K for the year ended December 31, 1997.

2(b) Stock Option Agreement, dated January 27, 1998, by and among Interchange Financial Services Corporation and The Jersey Bank for Savings, included as Appendix B to the Proxy Statement/Prospectus. For purposes of filing this Registration Statement on Form S-4 with the Commission incorporated by Reference to Interchange Annual Report on Form 10-K for the year ended December 31, 1997.

2(c)           Amended Section 1.7 of the Agreement and Plan of Merger.


3 Certificate of Incorporation of Interchange Financial Services Corporation, and all amendments thereto.


5 Opinion of Norris, McLaughlin & Marcus, P.A. as to the legality of the securities to be registered.

8 Opinion of Norris, McLaughlin & Marcus, P.A. as to certain tax consequences of the Merger.

10(a) Form of Conversion Agreement entered in by Holders of Jersey Preferred Stock.

10(b) Form of Trust Agreement to be entered into between Interchange and a financial institution to be named with respect to payments relating to severance of Clyde Britt and William C. Ledgerwood.

11             Computation re earnings per share - Interchange

12 Computation re Ratio of earnings to fixed charges excluding interest on deposits and Ratio of earnings to fixed charges including interest on deposits.

23(a)          Consent of Deloitte & Touche LLP.

23(b)          Consent of Arthur Andersen LLP.

23(c)* Consent of Norris, McLaughlin & Marcus, P.A. (Included in Exhibits 5 and 8 hereto).

23(d)          Consent of Capital Consultants, Inc.

99 Form of Proxy Card to be utilized by the Board of Directors of The Jersey Bank for Savings.

*  Included elsewhere in this registration statement.